EXHIBIT 99. 1
Cameco Corporation
Annual Information Form
March 17, 2006

Cameco Corporation
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2005
Dated March 17, 2006

Cameco Corporation
Annual Information Form
Table of Contents

REPORTING CURRENCY AND FINANCIAL INFORMATION	1

NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

NOTE REGARDING RESERVES AND RESOURCES	1

INCORPORATION AND SUBSIDIARIES	3

GENERAL DEVELOPMENT OF THE BUSINESS	4

Three-Year Highlights	4
2006 Expected Material Developments	6

THE NUCLEAR BUSINESS	6

Overview	6
Uranium Concentrates Business	7
Market Background	7
Marketing	10
Mining Properties	11
McArthur River	11
Rabbit Lake	16
Crow Butte	17
Smith Ranch-Highland	17
Development Projects	17
Cigar Lake	17
Inkai	21
Exploration	22
Reserves and Resources	23
Uranium Reserves	24
Uranium Fuel Conversion Services	29
Market Background	29
Marketing of Conversion Services	30
Research and Development	32
Legal Proceedings	32
Environmental Matters	32
Cameco Initiatives	33
Canada	34
US Environmental Regulation	36
Government Regulation	36
Canadian Uranium Industry Regulation	37
US Uranium Industry Regulation	38
Land Tenure	39
Canadian Royalties and Certain Taxes	40
Canadian Income Taxes	41
US Taxes	41
Employees	41

BRUCE POWER LP — NUCLEAR ELECTRICAL GENERATION	42

Overview	42
The Generating Facilities	44
Cameco Fuel Management	46
OPG Services to Bruce Power	47
Nuclear Waste Management and Decommissioning	47
Federal Regulation	48
Ontario’s Electricity Regulation	48

centerra gold inc.	52

Centerra	52
Kumtor Restructuring	53
Kumtor Mine	53
Boroo Mine	64
Gatsuurt Exploration Property	66
REN Exploration Property	67
Reserves and Resources	67
Centerra Commitments and Contractual Obligations	70
Additional Information on Centerra	71
Non-GAAP measure	71

RISK FACTORS	72

Risks relating to Nuclear Business	79
Risks Relating to Nuclear Electrical Generation	82
Risks Relating to Centerra	86

DESCRIPTION OF SECURITIES	89

Description of Share Capital	89
Restrictions on Ownership and Voting	90
5% Convertible Subordinated Debentures	92
Ratings of Securities	93
Dividend Policy	94

2005 CONSOLIDATED FINANCIAL STATEMENTS	95

MANAGEMENT’S DISCUSSION AND ANALYSIS	95

MARKET FOR SECURITIES	95

Price Range and Trading Volume of Common Shares	95
Price Range and Trading Volume of 5% Convertible Subordinated Debentures due October 1,2013	96

DIRECTORS AND OFFICERS	97

AUDIT COMMITTEE	100

MATERIAL CONTRACTS	101

INTEREST OF EXPERTS	102

ADDITIONAL INFORMATION	102

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REPORTING CURRENCY AND FINANCIAL INFORMATION
All monetary amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States (“US”) dollars.
Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and the United States, as applicable to Cameco Corporation, are explained in the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005, which are incorporated herein by reference.
NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this Annual Information Form and the information incorporated herein are forward-looking statements. Discussions containing forward-looking statements may be found in the material set forth in the “General Development of The Business”, “The Nuclear Business”, “Centerra Gold Inc.”, “Risk Factors” and “Management’s Discussion and Analysis” sections. In addition, when used in this Annual Information Form, the words “believes”, “intends”, anticipates, “expects”, “estimates” and words of similar import may indicate forward-looking statements. Statements which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by forward-looking statements. Factors that could cause such differences, without limiting the generality of the foregoing, include: volatility and sensitivity to market prices for uranium, gold, conversion services and electricity in Ontario; the impact of the change in sales volume of uranium, conversion and fuel manufacturing services, electricity generated by Bruce Power LP, and gold produced by Centerra Gold Inc.; the financial results and operations of Bruce Power LP and Centerra Gold Inc.; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in production, reserve, decommissioning, reclamation and tax estimates; adverse mining conditions; unexpected geological or hydrological conditions; operating performance (including any disruption thereto) and life of the company’s and customer’s facilities; reduction in electricity generated due to unplanned outages or planned outages that extend beyond the scheduled period at Bruce Power LP’s facilities; environmental and safety risks including increased regulatory burdens and long term hazardous waste disposal; risks associated with the transport of uranium and chemicals and fuel used in the production process; political risks arising from operating in certain developing countries; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including nuclear energy, environmental, tax and trade laws and policies; demand for nuclear power; failure to replace production; failure to obtain and maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, re-regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods, earthquakes, pit wall failures and cave-ins; ability to maintain and improve positive labour relations; strikes or lock-outs; success of planned development projects; and other development and operating risks. Although Cameco believes the assumptions inherent in forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this Annual Information Form. Cameco disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as otherwise required by applicable law.
NOTE REGARDING RESERVES AND RESOURCES
Reserves and resources reported herein have been estimated as at December 31, 2005 in accordance with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum and incorporated into National Instrument 43-101 (see “Definitions” below). Estimates of uranium reserves and resources were prepared by or under the supervision of the qualified persons identified at “Uranium Concentrates Business – Reserves and Resources”. Estimates of gold reserves and resources were prepared by or under supervision of the qualified person identified at “Centerra Gold Inc. — Reserves and Resources.” Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

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Cameco reports its reserves and resources in accordance with National Instrument 43-101, as required by Canadian securities regulatory authorities. For US reporting purposes, Industry Guide 7 under the Securities Exchange Act of 1934 (as interpreted by the Staff of the US Securities and Exchange Commission) applies different standards in order to classify mineralization as a reserve. Accordingly, for US reporting purposes, as at December 31, 2005, the mineralization at the Ruth uranium in situ leach project in Wyoming is classified as mineralized material. In addition, for US reporting purposes, all mineral resources must be considered as mineralized material.
For the purpose of estimating uranium reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $22.70 (US) per pound U3O8 was used. For the purpose of estimating reserves in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $19.60 (US) per pound U3O8 was used. Estimated uranium reserves are the same using either uranium price, except for the Ruth uranium in situ leach project in Wyoming which, for US reporting purposes, is classified as mineralized material.
For the purpose of estimating gold reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves were calculated with cut-off grades based on a gold price of $400 (US) per ounce.
Mineral resources are not mineral reserves and do not have demonstrated economic viability, but do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be upgraded to mineral reserves through continued exploration.
Although the Company has carefully prepared and verified the mineral reserve figures presented in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated levels of uranium and gold will be produced. See “Note Regarding Forward-Looking Information” and “Risk Factors”.
     Definitions
A mineral resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial materials in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral resources are sub-divided, in order of increasing geological confidence, into inferred, indicated and measured categories.
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

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A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined. Mineral reserves are sub-divided in order of increasing confidence into probable mineral reserves and proven mineral reserves.
A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
INCORPORATION AND SUBSIDIARIES
     Incorporation
Cameco Corporation (“Cameco” or the “Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 1987 to combine the uranium mining and milling operations of Saskatchewan Mining Development Corporation (“SMDC”) with the uranium mining, refining and conversion operations of Eldorado Nuclear Limited (“ENL”), since renamed Canada Eldor Inc. (“CEI”) (the “Reorganization”). Pursuant to the Reorganization, in October 1988 CEI and SMDC transferred substantially all of their assets to Cameco in exchange for Cameco assuming substantially all of their current and certain other liabilities and issuing common shares, one Class B Share and promissory notes.
Cameco’s articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended and The Saskatchewan Mining Development Corporation Reorganization Act, contain certain constraints and restrictions. For a description of them, please see “Description of Securities”.
In 2002, Cameco’s articles were amended to increase the individual non-resident maximum share ownership from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. The articles were amended in 2003 to permit the board to appoint one or more directors between meetings of shareholders as permitted by the CBCA, subject to certain limitations, and to remove the requirement that the chairman of the board must be ordinarily resident in the province of Saskatchewan.
Cameco’s head office and principal place of business is located at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada S7M 1J3, telephone (306) 956-6200.

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     Subsidiaries
Cameco owns a one-half interest in UEM Inc. (“UEM”), a Canadian company.
Cameco owns a 31.6% limited partnership interest in Bruce Power Limited Partnership (“Bruce Power” or “BPLP”), an Ontario limited partnership, through its wholly owned Canadian subsidiaries Cameco Bruce Holdings Inc. and Cameco Bruce Holdings II Inc.
Cameco through subsidiaries also owns 52.7% of Centerra Gold Inc. (“Centerra”), the largest western-based gold producer in Central Asia and the former Soviet Union.
No other subsidiaries are individually or collectively material.
GENERAL DEVELOPMENT OF THE BUSINESS
Cameco is the world’s largest uranium producer. It is publicly traded on the Toronto and New York stock exchanges. The Company’s competitive position is based upon its large, high-grade reserves and low-cost operations, significant market position and access to other supplies of uranium and uranium conversion services. Cameco is also one of the four significant converters of uranium concentrates (“U3O8”) to uranium hexafluoride (“UF6”) in the western world, the only commercial supplier of services to convert uranium concentrates to uranium dioxide (“UO2”) in the western world, and one of two Canadian commercial suppliers of fuel fabrication services for CANDU reactors. Cameco subsidiaries have a 31.6% limited partnership interest in Bruce Power that leases and operates four Bruce B reactors. The Company continues to explore for uranium in a number of countries.
Note: In this Annual Information Form when the term “western world” is used, it includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, Hungary, India, Indonesia, Japan, Lithuania, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and United States.
While Cameco continues its principal focus on the nuclear business, it also owns 52.7% of Centerra, the largest western-based gold producer in Central Asia and the former Soviet Union, which is publicly traded on the Toronto Stock Exchange. Centerra operates two producing gold mines, the Kumtor mine in the Kyrgyz Republic, in which it has a 100% interest, and the Boroo mine in Mongolia, in which it has a 95% interest.
Three-Year Highlights
Major developments in Cameco’s business in each of the fiscal years ended December 31, 2003 to December 31, 2005 were as follows:
2003
•	In February 2003, the purchase of 79.8% of Bruce Power from British Energy plc (“BE”) by Cameco, along with others, closed and Cameco’s limited partnership interest in Bruce Power, held through subsidiaries, increased from 15% to 31.6%.

•	Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. Remedial work to return the mine to a safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in early July 2003 for mine production to resume. While mining at the McArthur River mine was suspended, Cameco met all sales commitments with existing inventory and its other supply sources.

•	In October 2003, the remediation work on the Kumtor pit wall, which collapsed in July 2002, was completed. Production at Kumtor during 2003 was 677,552 ounces at an average feed grade of 4.5 g/t (Cameco’s share was 225,851 ounces).

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•	In connection with Bruce Power’s plans to restart two of the four laid-up units of the Bruce “A” station, Unit 4 was connected to the Ontario electricity grid in October 2003. Unit 4 was declared in commercial production as of November 1, 2003.
2004
•	In January 2004, Unit 3, the second of the two units of the Bruce “A” station to be restarted, was reconnected to the Ontario electricity grid. Unit 3 was declared in commercial production as of March 1, 2004. With the restart of the two Bruce “A” nuclear power units, Bruce Power’s net generating capacity increased from 3,160 megawatts to 4,660 megawatts.

•	In March 2004, Cameco announced that the Boroo gold mine achieved commercial production. Production for the remainder of year at the Boroo gold mine totalled 217,998 ounces at a total cash cost of $149 (US) per ounce.

•	In April 2004, Cameco and the National Atomic Company of Kazakhstan (KazAtomProm) announced plans to develop the Inkai uranium deposit in Kazakhstan through their Joint Venture Inkai.

•	In June 2004, a Cameco subsidiary, along with Compagnie Generale des Matieres Nucleaires (“Cogema”), RWE Nukem Inc. of the United States and its affiliate RWE Nuklear GmBh of Germany (collectively “the Western Companies”) finalized an amendment with Techsnabexport (“Tenex”), the commercial arm of the Russian Ministry for Atomic Energy, to their agreement to purchase uranium derived from highly enriched uranium (“HEU”) sourced from dismantled Russian nuclear weapons. The amendment provides, amongst other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down the weapons grade HEU to commercially usable low enriched uranium (“LEU”).

•	In June 2004, Cameco completed the restructuring of its gold interests pursuant to which it transferred substantially all of its gold assets to Centerra in exchange for common shares of Centerra and the assumption of certain liabilities by Centerra. Centerra completed its initial public offering on June 30, 2004 and began trading on the Toronto Stock Exchange. Cameco indirectly owns 52.7% of Centerra.

•	In September 2004, Cameco announced that 200 hourly unionized employees at its Port Hope conversion facility adopted a new three-year contract, ending a seven week strike.

•	In December 2004, Cameco announced that its board of directors approved a three-for-one stock split of its outstanding common shares. The board of directors also approved an increase in the annual dividend from $0.20 to $0.24 beginning in 2005 (both dividend amounts adjusted for the stock split).

•	In December 2004, the Cigar Lake joint venture, after having received regulatory approval for construction, decided to proceed with the development of the Cigar Lake uranium deposit at an estimated cost of approximately $450 million (Cameco’s share is $225 million).
2005
•	Construction at Cigar Lake began in early 2005 and the mine is scheduled for operation in the first half of 2007, subject to regulatory approval. The capital cost is now estimated to be $520 million of which Cameco’s share is 50%.

•	In March 2005, Cameco entered into a 10-year toll-conversion agreement with British Nuclear Fuels plc (“BNFL”) to purchase all of the uranium conversion services produced at BNFL’s Springfields U.K. plant.

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•	Regulatory approvals were received and initial foundation work has begun for the commercial uranium mine facility located at Inkai, Kazakhstan and Cameco agreed, subject to executing formal amendments, to increase its loan to the joint venture to a maximum of $100 million (US). The capitalized cost to bring the new facility to commercial production is estimated at $92 million (US).

•	In October 2005, the ownership interests in Bruce Power were restructured. Cameco’s 31.6% Bruce Power interest now includes only the four Bruce B units and not the four Bruce A units. Cameco elected not to invest in the planned $4.25 billion program to increase output from the A units.

•	Due to incremental changes in Bruce Power’s governing limited partnership agreement, which resulted in joint control among the three major limited partners, effective November 1, 2005 Cameco began to proportionately consolidate Bruce Power’s financial results rather than account for them using the equity method.

•	In December 2005, Cameco sold its 6.7% interest in Energy Resources of Australia Ltd., an Australian uranium producer, for gross proceeds of Aus $121 million. Net proceeds to Cameco after transaction fees and taxes were approximately Cdn $87 million.

•	In December 2005, Cameco announced that it had agreed to buy 100% of Zircatec Precision Industries, Inc., (“ZPI”) a Canadian manufacturer of nuclear fuel bundles. The purchase was completed on February 1, 2006 at a purchase price of $108 million, which is subject to closing adjustments.
2006 Expected Material Developments
Significant material developments that Cameco expects to occur in 2006 or that have occurred prior to date of this Annual Information Form include the following:
•	In January 2006, Cameco announced that, based upon updated reserves estimates and current mining plans, the Kumtor mine life has been extended by almost three years and the Boroo mine life has been extended by more than one year.

•	In January 2006, Cameco announced that its board of directors approved a two-for-one stock split of its outstanding common shares. The board of directors also approved an increase in the annual dividend from $0.12 to $0.16 beginning in 2006 (both annual dividend amounts adjusted for the stock split).

•	Cameco will be negotiating a new collective agreement for unionized employees at McArthur River and Key Lake operations, as their agreement expired December 31, 2005.
THE NUCLEAR BUSINESS
Overview
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 16% of the world’s electricity. According to the World Nuclear Association, nuclear plant electric generating capacity is expected to grow modestly between now and the year 2015, primarily as a result of new reactor construction and improved reactor operation. The rate of growth is expected to be somewhat below that of the total market for electricity.

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The major stages in the production of nuclear fuel are uranium exploration, mining and milling, refining and conversion, enrichment and fuel fabrication (also known as fuel manufacturing). Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed, uranium ore is extracted and upgraded at a mill to produce uranium concentrates. Mining companies usually sell uranium concentrates to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrates. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
Cameco’s involvement in the nuclear business consists principally of: (a) exploring for, developing, mining and milling uranium ore to produce uranium concentrates; (b) supplying uranium refining and conversion services to produce UO2 and UF6; (c) purchasing uranium and uranium conversion services from third parties; (d) supplying fuel fabrication services for CANDU reactors; (e) selling produced and acquired uranium and uranium conversion services to utilities; and (f) the generation and sale of electricity through its 31.6% limited partnership interest in Bruce Power, which leases and operates four Bruce Power B reactors.
Uranium Concentrates Business
Market Background
     Demand
The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. World annual uranium fuel consumption has increased from approximately 75 million pounds U3O8 in 1980 to about 175 million pounds in 2005. Cameco estimates that annual uranium fuel consumption in the world will reach 217 million pounds in 2015, reflecting an annual growth rate of 2% per year over the period. Demand could be increased slightly by the current trend toward improving plant operating performance or reduced by the premature closing of some nuclear power plants.
     Supply
Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern European countries from inventories, reprocessing of used reactor fuel, recovery of depleted uranium tails and primary mine production.
     Primary Production
The uranium production industry is international in scope with a small number of companies operating in relatively few countries. In 2004 (the latest year for which figures are available), over 80% of the estimated world production of 105 million pounds U3O8 was provided by eight producers: Cameco, Cogema, Energy Resources of Australia Ltd., KazAtomProm, WMC Resources Ltd. (acquired by BHP Billiton in 2005), Rossing Uranium Limited, NAVOI Mining Metallurgical Kombinat in Uzbekistan and Priargunsky Industrial Mining and Chemical Enterprise in Russia. Approximately 90% of estimated world production was sourced from eight countries (in order of production, from greatest to least): Canada, Australia, Kazakhstan, Niger, Russia, Namibia, Uzbekistan, and the US.
The Canadian uranium industry has, in recent years, been the leading supplier with production of approximately 30 million pounds U3O8 in 2004, equivalent to about 29% of world production. Production from Cameco operated mines in Canada and the US in 2005 was approximately 27 million pounds. Cameco’s share of this production was approximately 21 million pounds.
Subject to the constraints described below, all primary production is available to meet the demand of the nuclear power industry.

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     Secondary Sources
Each year since 1985, world uranium production has been less than uranium consumption. The resulting shortfall has been covered by a number of secondary sources. Excess inventories held by utilities, producers, other fuel cycle participants and governments (including Russian government inventories) have been and continue to be a significant source of supply. Utilities in Europe also use reprocessed uranium and plutonium derived from used reactor fuel. In addition, in recent years, re-enriched depleted uranium tails have been generated using excess enrichment capacity. Cameco estimates these two recycling sources will meet about 10% of world demand to 2015. Finally, uranium derived from the dismantling of Russian nuclear weapons (the agreement for which will end in 2013) has become a significant source of supply, expected to meet about 10% of world demand to 2015. A limited amount of uranium from the US nuclear weapons program has been introduced into the market, but this is not expected to become a significant supply source.
     Uranium from Nuclear Disarmament
In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of HEU. Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling Russian nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”).
The USEC Privatization Act, which became law in 1996, regulates the introduction of Disarmament Uranium into the US market. Under the USEC Privatization Act, Disarmament Uranium delivered after 1996 may be sold into the US market beginning in 1998 subject to an annual quota. The quota for 2005 was 16 million pounds U3O8. In 2006 the quota will be 17 million pounds and thereafter will increase by 1 million pounds per year to a maximum of 20 million pounds per year beyond 2008.
Certain of the Russian Disarmament Uranium has been purchased by the US Department of Energy (“DOE”). DOE currently holds a stockpile of 58 million pounds U3O8 equivalent, containing both this and US material that is to be withheld from the market until 2009, as a condition of the Russian HEU Agreement.
In 2004, DOE asked for expressions of interest to purchase approximately 8 million pounds of US HEU. In 2005, the DOE announced it will instead reserve this material for an IAEA verifiable supply arrangement for countries that forego uranium enrichment and reprocessing activities.
In 2005, DOE announced that the US was removing 200 metric tons of excess military HEU from its stockpile, equivalent to 8,000 nuclear warheads. Of the 200 metric tons, 160 metric tons will be used by the US Navy, 20 metric tons will be reserved for the US space program and for research reactors, and 20 metric tons (equivalent to 16 million pounds U3O8) will eventually be down-blended to LEU for use in civilian nuclear power reactors or research reactors. Cameco expects that it will take until about 2030 for all the HEU designated for downblending to become available.
Russia plans to deliver LEU from 30 tonnes of HEU, about 24 million pounds U3O8 equivalent, per year until the Disarmament LEU derived from the entire 500 tonnes (about 400 million pounds U3O8 equivalent) included under the Russian HEU Agreement has been delivered to the United States. To the end of 2005, about 206 million pounds U3O8 equivalent had been delivered.
     HEU Commercial Agreement
On March 24, 1999, the Western Companies signed an agreement with Tenex (such agreement, as subsequently amended, the “HEU Commercial Agreement”) under which the Western Companies were granted options to purchase a majority of the Disarmament Uranium.

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On November 16, 2001, Tenex and the Western Companies signed an amendment to the HEU Commercial Agreement. Under the terms of the amendment, the Western Companies committed to exercise their options to purchase a quantity of uranium (about 124 million pounds U3O8) equal to their share of the annual quota under the USEC Privatization Act for the period 2002 to 2013. A Cameco subsidiary’s share was 53 million pounds. Tenex retained about 82 million pounds to sell under its share of the US quota. The Western Companies have exclusive options to purchase the balance of the Disarmament Uranium. From 2001 to 2003, a Cameco subsidiary exercised options for an additional 18 million pounds.
A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Commercial Agreement, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Commercial Agreement or sold by Tenex, and allows Russia to use about 7 million pounds U3O8 equivalent annually for blending down HEU to Disarmament LEU. Pursuant to the Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile. In the event the monitored stockpile exceeds 58 million pounds U3O8 equivalent, Russia is permitted to sell the excess into supply contracts in existence on March 24, 1999, mainly with utilities in Eastern Europe.
On June 16, 2004, the HEU Commercial Agreement was further amended to provide, among other things, that the Western Companies will forego a portion of their future options on non-quota HEU-derived uranium (i.e. quantities for consumption outside the US) to ensure there is sufficient material in Russia for blending down HEU to commercially usable LEU. This amendment was due to Russia’s rising requirements for uranium to fuel its expanding nuclear plant construction program within Russia and abroad. This amendment resulted in the Western Companies exercising most of their options under the HEU Commercial Agreement, giving them firm purchase commitments for almost 163 million pounds of uranium from 2004 through to the end of 2013.
Due to this further amendment, as well as Tenex’s 2003 decision to end further sales of its share of this material and return it to Russia, the amount of HEU-derived uranium that would have been available to the market in the western world was reduced by about 74 million pounds in the period 2004 through 2013, along with the contained conversion component of some 28 million kilograms of uranium as UF6. The 74 million pounds is made up of about 30 million pounds of Tenex material that will be returned to Russia and 44 million pounds that was in the monitored stockpile as of the end of 2003. At the end of 2005, Cameco estimates there was 31 million pounds in the monitored stockpile.
     Trade Restraints and Policies
As a result of anti-dumping proceedings brought in the early 1990s, the US and certain countries entered into suspension agreements to limit access to the US market. Only the suspension agreement with Russia remains in effect. A matching provision under the agreement, where up to 4 million pounds of Russian U3O8 (separate and apart from the Disarmament Uranium described above) per year could be imported into the US if matched with an equal volume of new US sales, expired in March 2004. In 2005 the US Department of Commerce (“DOC”) commenced a sunset review of the Russian suspension agreement. This review involves the DOC examining whether there is a likelihood of dumping absent the suspension agreement and having the US International Trade Commission examine whether termination of the agreement would lead to material injury or threat of material injury to the US industry. The DOC plans to issue its preliminary results in March 2006. The final results of DOC’s review are expected to be issued in the second quarter of 2006.
The US restrictions have no effect on the sale of Russian uranium to other countries. About 70% of world uranium requirements arise from utilities in countries unaffected by the US restrictions. In 2005, approximately 36% of Cameco’s sales volume was to countries unaffected by the US restrictions. Utilities in some of these countries adopt policies that effectively limit the amount of Russian uranium they will purchase. Such policies often relate to security of supply concerns or their country’s bilateral relations with Russia.

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The Euratom Supply Agency (“ESA”) in Europe, which must approve all uranium related contracts entered into by members of the EU, limits the use of nuclear fuel supplies from any one source in order to maintain security of supply (historically at an informal level of about 20%). In the 2005 Euratom Annual Report, the ESA stated they will continue to monitor the market to ensure diversity of supply and avoid overdependence on any single source, but noted that in recent years restrictions on imports of natural uranium have not been deemed necessary.
     Prices
Utilities secure a substantial percentage of their uranium requirements by entering into long-term contracts with uranium producers. Uranium contract terms generally reflect market conditions at the time the contract is negotiated. These contracts usually provide for deliveries to begin one to four years after signing and continue for several years thereafter. In awarding these contracts, utilities consider the commercial terms offered, including price, as well as the producer’s performance record and uranium reserves.
Prices are established by a number of methods including fixed prices adjusted by inflation indices, reference prices (spot price indicators or long term reference prices) and annual price negotiations. Many contracts also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. For example, ceiling prices limit the upside potential of price movement, while floor prices establish a minimum price that will ultimately be paid. Prices under uranium supply contracts are usually confidential.
Utilities also acquire uranium through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders generally source their uranium from organizations holding excess inventory including utilities, producers and governments. Spot market demand in 2005 increased to about 35 million pounds U3O8 from 20 million pounds U3O8 in 2004.
The industry average spot price for U3O8, published by TradeTech and the Ux Consulting Company, LLC, increased by approximately 77% in 2005 ending the year at $36.38 (US) per pound compared to $20.60 (US) per pound at the end of 2004. The long term average contract price for uranium, as published by TradeTech and the Ux Consulting Company, LLC, increased in 2005 by approximately 45% ending the year at $36.13 (US) per pound compared to $25.00 (US) per pound at the end of 2004.
Marketing
Cameco markets uranium to utilities in direct competition with supplies available from various sources worldwide. Cameco’s marketing strategy is to commit its uranium production under long-term contracts with a diversified mix of pricing mechanisms, as described above.
Sales contracts typically contain some quantity flexibility that enables the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. In general, utilities purchase from multiple suppliers in order to diversify their sources. Cameco sells uranium concentrates for use by utilities in Argentina, Belgium, Canada, Finland, France, Germany, Japan, South Korea, Spain, Sweden, Taiwan, United Kingdom, and the US.
In 2005, approximately 45% of Cameco’s U3O8 sales were to five customers. Cameco currently has commitments in excess of 200 million pounds U3O8 under long-term contracts with about 44 customers worldwide. Cameco’s five largest customers account for approximately 56% of these commitments. 48% of Cameco’s committed sales volume is to purchasers in the Americas (US, Canada and Latin America), 11% in the Far East and 41% in Europe.
Cameco generally does not sell into the spot uranium market. Cameco, however, has taken advantage of low spot and long-term market prices to purchase uranium under spot and long-term contracts and may make similar purchases in the future. At December 31, 2005, Cameco had firm commitments to purchase approximately 59 million pounds U3O8 over the 2006-2013 period, of which 54 million pounds is the result of the exercise of options under the HEU Commercial Agreement by a Cameco subsidiary.

10	2005 Cameco Annual Information Form

Mining Properties
The Company’s uranium production is from two sources in Saskatchewan and two sources in the US. The Saskatchewan sources are the Rabbit Lake mine and mill and the combined McArthur River mine — Key Lake mill. The US sources are Crow Butte and Smith Ranch-Highland in situ leach (“ISL”) operations. Cameco has two material uranium properties, McArthur River, which is being mined, and Cigar Lake, which is being developed.
The Key Lake mill processes McArthur River ore blended with stockpiled mineralized waste from McArthur River or with stockpiled low grade ore from Key Lake deposits. Mining at Key Lake ended in 1997.
The following table shows Cameco’s share of uranium production for the past three years and its share of 2006 planned production from its uranium properties (all in pounds U3O8):

	2003	2004 (1)	2005 (1)	2006 (1)
McArthur River (2)	10,579,000	13,066,000	13,066,000	13,100,000
Rabbit Lake	5,928,000	5,427,000	6,022,000	5,900,000
Smith Ranch-Highland	1,201,000	1,242,000	1,325,000	1,600,000
Crow Butte	823,000	826,000	832,000	800,000

Total	18,531,000	20,561,000	21,245,000	21,400,000

Notes:

(1)	This does not include nominal test mining production from Inkai.

(2)	Milled at Key Lake.
McArthur River
McArthur River is an underground uranium mine, in which Cameco has a direct and indirect interest of 69.805%. It contains the world’s largest known high-grade uranium deposit. McArthur River is owned by joint venture partners Cameco (55.844%), Cogema (16.234%) and UEM (27.922%), a company equally owned by Cameco and Cogema. Cameco is the operator. At December 31, 2005, the Company’s share of proven and probable reserves was 507,000 tonnes of ore containing 271.6 million pounds U3O8 with an average grade of 24.3% U3O8, its share of measured and indicated resources was 56,000 tonnes of ore containing 11.6 million pounds U3O8 with an average grade of 9.3% U3O8, and its share of inferred resources was 408,000 tonnes of ore containing 66.2 million pounds U3O8 at an average grade of 7.4% U3O8.
At an assumed annual production rate of 18 million pounds, Cameco estimates that McArthur River will have a mine life of at least 25 years and a payback period of capital invested of approximately 4 years after 2005.
     Property Description and Environment
This property is located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, occupying approximately an area of one kilometre in the north/south direction and half a kilometre in the east/west direction. The site consists of an underground mine, one full service shaft and two ventilation shafts along with numerous surface facilities, including inert waste rock stockpiles, a large capacity mine water treatment plant, a pump house, ponds, standby diesel generators as well as maintenance and warehousing facilities. Other major facilities include the ore body freezing plant, the administration/shop complex, the ore slurry handling and truck load-out facility.
The surface facilities and mine shafts for the McArthur River operation are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease agreement was signed in April 1999 and is valid for 33 years. Obligations attached to the surface lease relate primarily to annual reporting regarding the status of the environment, land development and progress on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The McArthur River surface lease presently covers about 651 hectares.

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The mineral property consists of 21 mineral claims and one mineral lease totalling 84,818 hectares.
The McArthur River uranium deposit is located in the area subject to mineral lease ML5516. Under this mineral lease Cameco acquired the right to mine this deposit. The current mineral lease expires in March 2014 with the right to renew for successive 10-year terms absent a default by Cameco.
Surrounding the McArthur River uranium deposit are 21 mineral claims. Title to the 21 mineral claims is secured until 2017. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
     Site accessibility, infrastructure and physiography
The means of access to the property is by an all-weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. McArthur River ore is transported to the Key Lake mill for processing some 80 kilometres to the southwest along a gravel highway. Site operations are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during the winter months using propane-fired burners. There is easy access to and sufficient water from nearby Toby Lake to satisfy all industrial and residential water requirements. To minimize fresh water use, significant industrial water demands are met by recycling water. The site is connected to the provincial power grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern area communities and major Saskatchewan population centers such as Saskatoon. Underground development work is tendered to a mining contractor. Cameco personnel conduct all production functions.
McArthur River is a developed producing property, with surface right holdings that cover all of its mining operation needs as well as requirements for residences, access to water, airport, site roads and other necessary buildings and infrastructures. No tailings management facilities are required as McArthur River ore is milled at the Key Lake mill.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The surface facilities are approximately 550 metres above sea level.
     History
There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property. The joint venture was formed in 1976 and the original joint venture partners were Canadian Kelvin Resources, Asamera Oil Corporation Ltd., and SMDC, a predecessor company to Cameco. Recently, the two most significant changes in ownership have been:
•	In 1998, Cameco bought all of the shares of Uranerz Exploration and Mining Ltd. (and changed Uranerz’s name to UEM), thereby increasing its direct and indirect participating interest in the McArthur River joint venture to 83.766%.

•	In 1999, Cogema acquired one-half of the shares of UEM, thereby reducing Cameco’s direct and indirect participating interest in the McArthur River joint venture to 69.805%. Cogema’s direct and indirect participating interest in the McArthur River joint venture is 30.195%.
Cameco, through its predecessor company SMDC, became operator of the McArthur River project in 1980.
Surface exploration programs were active from 1980 through to 1992. Significant mineralization of potentially economic uranium grades were first discovered as a result of surface drilling in the 1988 and 1989 exploration seasons. Surface drilling programs delineated a mineralized zone over 1,700 metres in length, occurring at depths ranging between 530 to 640 metres below surface.

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Underground exploration began in 1993 and continued until 1997. Following review of the environment impact statement, public hearings, and receipt of approvals from the governments of Canada and Saskatchewan, the Atomic Energy Control Board (“AECB”) issued construction licenses for McArthur River in August 1997 and May 1998. In October 1999, Cameco received an operating license from federal authorities and operating approval from provincial authorities.
Mine Development
Construction and development of the McArthur River mine was completed on schedule and mining commenced in December 1999. Upon completion of mine commissioning, commercial production was achieved on November 1, 2000.
At present, the site includes three shafts. The first shaft is used to move workers, material and waste rock. The second shaft is used for mine exhaust air ventilation. The third shaft is equipped as an emergency means of egress. The first and third shafts are also used for fresh air ventilation.
Geology and Mineralization
The McArthur River deposit is located in the south-eastern portion of the Athabasca Basin, within the south-west part of the Churchill structural province of the Canadian Shield. The crystalline basement rocks underlying the deposit are members of the Aphebian aged Wollaston Domain, metasedimentary sequence. These rocks are overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Helikian Athabasca Group. These sediments are over 500 metres thick in the deposit area.
The mineralization is situated alongside a northeast trending graphitic fault, close to the unconformity between the basement rock and the overlying Athabasca sandstone.
Exploration, Drilling and Estimates
The original McArthur River resource estimates were derived from surface diamond drilling. The drill hole data consists of assay results from 42 drill holes compiled with all relevant geological and technical data. The very high grade encountered in these drill holes justified the development of an underground exploration project.
From 1994 to present, several drilling campaigns from underground levels at 530 metres and 640 metres depth were completed. Diamond drilling was followed by systematic radiometric probing of the holes using a high flux probe adapted to the very high radioactivity encountered. Drill holes intersected mineralized zones on a grid spacing of 10 x 10 metres or less. Radiometric probing was at 0.10 metre spacing in the radioactive zones. Where core recovery allows it, sampling and assaying of the cores as well as density measurements are performed to confirm correlations.
The data from more than 750 underground exploration holes drilled have been interpreted and estimates of reserves have been made in four mineralized zones. In addition to this drilling, more than 330 freeze holes and raisebore pilot holes have provided data supporting the interpretation.
Underground drilling programs have further delineated approximately 600 metres of the 1,700-metre mineralized zone delineated by surface drilling.
Cameco has developed and implemented procedures for quality control, data verification and security of sampling that it believes will assure the integrity of information resulting from drilling activities at McArthur River.
Mine Operations
Two permits must be maintained to operate the mine. Cameco holds a “Uranium Mine Facility Operating Licence” from the Canadian Nuclear Safety Commission (“CNSC”) and an “Approval to Operate Pollutant Control Facilities” from Saskatchewan Environment (“SE”). Both permits are current. The CNSC license expires on October 31, 2008. The SE license expires on October 31, 2009.

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The sandstones that overlay the basement rocks contain significant amounts of water, which is at hydrostatic pressure. Water flow into the mine area is prevented primarily by ground freezing. Ore extraction is performed by the raise boring method, with broken ore falling to the extraction level. A line-of-sight remote controlled loader transports the ore to a grinding circuit. This circuit grinds the ore to a size that is acceptable for the Key Lake leaching circuit. From the grinding circuit, ore is pumped 680 metres to surface for storage in four ore slurry holding tanks. Ore is drawn out of the ore slurry holding tanks and pumped into containers on a transport truck for shipment to the Key Lake mill over an 80 kilometre all-weather road. Once a raise has been bored through the ore zone, it is backfilled with concrete. After all the rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is excavated to allow for the next area to be mined and the cycle is repeated.
Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, began to flood portions of the mine. Remedial work to return the mine to safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in July 2003 for mine production to resume. The excess water inflow was sealed off in July 2004. Permanent water treatment capacity was expanded to about 750 m3/hr. During the water inflow incident, additional temporary capacity was put in place to treat the water flows. Construction was completed in 2005 to increase the permanent and contingency water treatment capacity to about 1,500 m3/hr.
The mining method for some portions of the ore body will not be the raise boring method. Alternate mining methods in the current plans for these portions of the ore body include boxhole boring, jetboring and blasthole stoping.
Milling
The McArthur River joint venture has entered into a toll milling agreement with the Key Lake joint venture to process all the ore from the McArthur River mine. The terms of the agreement include a provision for processing at cost plus a fixed toll milling fee. The Key Lake joint venture is operated by Cameco and is owned by Cameco (66 2/3%) and UEM (33 1/3%). UEM is owned equally by Cameco and Cogema. In 2005, 18.7 million pounds U3O8 (Cameco’s share was 13.1 million pounds) was produced by toll milling McArthur River ore at Key Lake.
At the Key Lake mill, McArthur River ore is blended with low grade mineralized waste rock down to approximately 4% U3O8. The uranium in the blended ore is then dissolved in a leaching circuit. The resulting uranium bearing solution is separated from the barren ore solids in a counter current decantation circuit and is further concentrated in a solvent extraction circuit. The uranium is precipitated out of solution by the addition of ammonia, producing ammonium diuranate that is thickened and centrifuged before the uranium is transferred to a calciner. The calciner dries and calcines the uranium before it is packed into 200 litre drums. The final product is about 99 % U3O8.
Two permits must be maintained to operate the mill. Cameco holds a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” from SE. Both permits are current. The CNSC license expires on October 31, 2008. The SE license expires on November 30, 2009.
The CNSC previously indicated that the proposed increase of the production license to 22 million pounds U3O8 per year would require a screening level environmental assessment (EA) under the Canadian Environmental Assessment Act (CEAA). A hearing was held on September 15, 2004 to review EA guidelines for the production increase. The CNSC is considering the appropriate process to complete its review of the impacts associated with this proposed increase. Once the process is identified, Cameco will be in a better position to estimate the time required for the CNSC to reach a decision. If approval is received, Cameco expects it will take about two years to ramp up production to a sustained level, with a planned production rate of approximately 21 million pounds. This production rate may change as Cameco gains experience in ramping up production at McArthur River and Key Lake.
There are two tailings management facilities at the Key Lake site. One is an above-ground impoundment with tailings stored within compacted till embankments. This facility, constructed in 1983, has not received tailings since 1998. Cameco is reviewing several decommissioning options regarding this facility.

14	2005 Cameco Annual Information Form

The other tailings management facility (“TMF”) is the Deilmann pit which was mined out in the 1990s. The Deilmann TMF uses a staged subaerial/subaqueous tailings deposition mode with an initial pervious sand envelope constructed around the perimeter of the pit. The sand envelope allows excess water to drain to a drainage blanket underlying the tailings at the bottom of the pit and then to dewatering pumps in a raise well connected by a drift to the drainage blanket. At the end of 1998, approval was received from the CNSC and Saskatchewan Environment Resource Management to cease construction of the sand envelope and convert the mode of tailings deposition from subaerial to subaqueous. This is in accordance with the environmental impact statement prepared and approved for the tailings facility. Conversion started immediately. Flooding commenced in June 1999. Based upon the most recent mine reserve estimate, Cameco estimates the Deilmann TMF has adequate capacity to hold the tailings from milling McArthur River ore. However, Cameco is presently reviewing the Deilmann TMF capacity in light of past and ongoing changes in pit geometry and potential additional storage requirements for tailings from processing other mineralized material. Depending upon the results of that review, it may be necessary to seek regulatory approval for an increase of the nominal Deilmann TMF capacity and related design adjustments.
There are five large rock stockpiles at the Key Lake site. Three of the stockpiles contain non-mineralized waste rock and two contain low grade mineralized waste rock. The latter is currently used to lower the grade of McArthur River ore to approximately 4% U3O8 before entering the milling circuit, both to process the low grade material and control radiation exposures in the mill. Remaining waste rock stockpiles will require decommissioning upon site closure. As a condition of Cameco’s CNSC license renewal in 2004, the Company updated the CNSC on its decommission plans for this waste rock.
Safety and Radiation Control
At McArthur River, a key source of radiation exposure during mining results from radon gas that emanates from ore and groundwater. Radon exposure is minimized by effective use of ventilation. Water inflows are collected underground and pumped to the surface for treatment before being released to the environment. Exposure to radiation from the high-grade ore is minimized by containment, shielding and remote handling.
The radiation levels that workers at McArthur River and Key Lake receive are closely monitored. This includes the use of both personal and area monitoring to measure and control exposures.
Under the Nuclear Safety and Control Act, radiation exposure limits incorporate a formula that combine the doses of gamma radiation, radon and dust intake which an individual receives in a year. Since mine start up, radiation exposure levels at both the mine and the Key Lake mill have been well below applicable standards.
McArthur River Resource and Reserve Estimates
The mineral reserve and resource estimates for McArthur River are found at “Uranium Concentrates Business-Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:
1. Key Assumptions
(a)	The reserves planned to be mined with the raise boring method are in situ reserves without provision for dilution or mining recovery because:
(i)	the grade of ore zones is so high that some waste or subgrade material that is produced by mining must be blended with ore in order to control radiation exposure, in accordance with the terms of the CNSC operating license; and

(ii)	mining recoveries since early 2000 to the end of 2005 have either exceeded or matched expectations.
(b)	The reserves planned to be mined with the boxhole boring, jet boring and blasthole stoping methods take dilution and mining recovery into account.

15	2005 Cameco Annual Information Form

(c)	The reported resources do not include allowances for dilution and mining recovery.

(d)	For the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $22.70 (US) per pound U3O8 was used. For the purpose of estimating reserves in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $19.60 (US) per pound U3O8 was used. Estimated reserves at McArthur River are the same using either uranium price.
2. Key Parameters
(a)	Grades were obtained from radiometric probing of underground drill holes and converted to percentage U3O8 on the basis of a correlation between radiometric counts and assay values.

(b)	Densities were determined from regression formulas based on density measurements of drill core and chemical assay grades.

(c)	Limits and continuity of the mineralization are structurally controlled.

(d)	Reserves at McArthur River are based on estimated quantities of uranium recoverable by the current raise bore mining method and the currently planned mining methods of boxhole boring, jetboring and blasthole stoping.
3. Key Methods
(a)	Three-dimensional wire frame models were created from digitized mineralization boundaries interpreted on 10 metre spacing vertical cross-sections and planviews. Estimates of the grade and density of blocks of 1 metre x 5 metre x 1 metre were obtained from ordinary kriging.

(b)	Reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.
Although Cameco believes that McArthur River reserve and resource estimates will not be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
Rabbit Lake
Rabbit Lake is a uranium mining and milling complex that has been in operation since 1975 and is wholly-owned by Cameco. The Eagle Point mine, located on the Rabbit Lake lease, was reopened in 2002, ending a care and maintenance period of three years. Following resumption of Eagle Point ore production, the Rabbit Lake mill also resumed operation in 2002, ending a one-year care and maintenance period. Based upon the current mine plan, Rabbit Lake reserves are forecast to be depleted in 2007. The mineral reserve and resource estimates for Rabbit Lake are found at “Uranium Concentrates Business — Reserves and Resources”.
Cameco has been carrying out exploration and delineation drilling in the vicinity of the Eagle Point mine since 2003. The 2005 drilling results have added 2.8 million pounds of probable reserves and extended the mine life. Prospects for additional reserves have been identified near the current mine. Cameco is conducting exploration from surface and underground in an attempt to further extend the Eagle Point mine life.

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There are two permits that must be maintained to conduct mining and milling activities at Rabbit Lake. Cameco holds a “Uranium Mine Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” from SE. Both permits will expire on October 31, 2008.
Subject to regulatory approval, it is expected that the Rabbit Lake mill will process just over one-half of Cigar Lake uranium. Deliveries of Cigar Lake uranium to the Rabbit Lake mill may commence in 2009. An environmental impact statement for the processing of uranium from the Cigar Lake mine at Rabbit Lake is expected to be filed with regulators in 2006. Guidelines that define the scope of the environmental impact statement were approved by the province of Saskatchewan in November 2005 and were approved by the CNSC with only minor modifications in December 2005.
Crow Butte
Crow Butte is an ISL uranium operation located near Crawford, Nebraska. Cameco holds a 100% interest in Crow Butte through its wholly owned subsidiary, Crow Butte Resources Inc. The mineral reserve and resource estimates for Crow Butte are found at “Uranium Concentrates Business — Reserves and Resources”.
Smith Ranch-Highland
Smith Ranch — Highland is an ISL uranium operation located near the towns of Glenrock and Douglas, Wyoming. It is owned 100% by Cameco through its wholly owned subsidiary, Power Resources, Inc. (“PRI”). The mineral reserve and resource estimates for Smith Ranch — Highland are found at “Uranium Concentrates Business – Reserves and Resources”. The Smith Ranch mill processes all Smith Ranch and Highland ISL mined uranium.
Development Projects
Cameco has one material uranium development project — Cigar Lake in Saskatchewan. In December 2004, the Cigar Lake joint venture decided to proceed with development of the Cigar Lake mine with the target of commencing production in 2007. Cameco also has a uranium development project in Kazakhstan called Inkai. In April 2004, Joint Venture Inkai decided to develop an ISL mine at Inkai uranium deposit with the target of achieving commercial production in late 2007.
Continued development and start up of production at these two projects is subject to the timely receipt of all necessary approvals, permits and licenses.
Cigar Lake
Cigar Lake is the world’s second largest known high-grade uranium deposit. Cigar Lake is owned by joint venture partners Cameco (50.025%), Cogema (37.1%), Idemitsu Uranium Exploration Canada Ltd. (7.875%) and TEPCO Resources Inc. (5.0%). Cameco is the operator. At December 31, 2005, Cameco’s share of proven and probable reserves was 276,000 tonnes of ore containing 115.8 million pounds U3O8 with an average grade of 19.1% U3O8 and inferred resources of 159,000 tonnes of ore containing 59.1 million pounds U3O8 with an average grade of 16.9% U3O8.
A construction license for Cigar Lake was issued by the CNSC on December 20, 2004. Construction of the Cigar Lake project began on January 1, 2005 and will take approximately 27 months to complete. Subject to regulatory approval, production could begin in 2007 followed by a ramp up period of up to three years before the mine reaches expected full production of 18 million pounds per year.
Cameco is currently preparing supporting documentation for an operating license application for the Cigar Lake project. CNSC staff and Cameco are also reviewing requirements to allow the transition from a construction to an operating license. Specifically, Cameco is discussing the process of commissioning the mining and ore processing equipment, after the CNSC is satisfied that the project can advance towards full-scale operation. Cameco needs to apply for an operating license by early 2007 to allow for mine production in the first half of 2007.

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Through its experience in constructing and operating uranium mines in Saskatchewan, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Saskatchewan. Based upon its experience to date, Cameco believes that all permits and approvals required for the construction and operation of the Cigar Lake mine will be obtained in a timely fashion.
Initially Cigar Lake ore will be processed at the mill located at Cogema’s McClean Lake operation, 70 km to the northeast. As Cigar Lake production ramps up to full capacity, just over half of final uranium processing will be completed at Cameco’s Rabbit Lake mill facility, pending regulatory approval.
During construction, a maximum of about 500 workers will be employed at the Cigar Lake site. Approximately 250 people will be permanently employed after production begins.
From the commencement of production and at an assumed annual production of 18 million pounds, Cameco estimates the first phase of Cigar Lake will have a mine life of approximately 15 years and a payback period of capital invested of approximately 8 years.
Property Description and Environment
The Cigar Lake minesite is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The Cigar Lake mine site was initially developed for the activities of test mining. The Cigar Lake mine site is compact, occupying approximately an area of one kilometre in the east/west direction and 800 metres in the north/south direction. At present, the site consists of an underground development, complete with two main levels and a 500-metre mine shaft and head frame, water treatment ponds, standby generators, freeze plant, office, shop, warehouse, construction residences and support installations. A number of other facilities are currently under construction including a permanent access road, permanent residence, ore slurry load out facility, water treatment plant and a second mine shaft.
The surface facilities and mine shaft for the Cigar Lake project are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease was signed in May 2004 and is valid for 33 years. Obligations attached to the surface lease agreement primarily relate to annual reporting regarding the status of the environment, the land development and progress made on northern employment and business development. The lease is renewable if necessary until full property decommissioning has been achieved. The Cigar Lake surface lease covers a total of 974 hectares.
The mineral property consists of one mineral lease, totalling 308 hectares, and 25 mineral claims, totalling 92,740 hectares. The mineral lease and mineral claims are contiguous. The Cigar Lake deposit is located in the area subject to mineral lease ML5521. The right to mine this uranium deposit was acquired under this mineral lease, as renewed, effective December 1, 2001. The mineral lease is for a term of 10 years with the right to renew for successive 10-year terms absent a default by Cameco.
Surrounding the Cigar Lake deposit are 25 mineral claims. Title to the mineral claims is secured until 2023. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
Site accessibility, infrastructure and physiography
Access to the property is by an all weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. Site activities are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during winter months using propane-fired burners. The water for the industrial activities and the camp come from nearby Waterbury Lake. The site is connected to the provincial electricity grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern communities and major Saskatchewan population centers such as Saskatoon. The underground work is tendered to a mining contractor.

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The surface lease grants sufficient rights, subject to regulatory approvals, for mining operations and the lands subject to the surface lease are sufficient for personal accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. Cameco expects that tailings management facilities will not be required at Cigar Lake, as ore will not be milled at Cigar Lake.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The area is covered with thick overburden. The surface facilities are approximately 490 metres above sea level.
History
The first uranium mineralization discovery at Cigar Lake was in May 1981. Since that time, the deposit has been defined by approximately 200 holes and 92,000 metres of core drilling from surface. Cigar Lake Mining Corporation (“CLMC”) was the operator of the project from 1985 to 2001. Effective January 1, 2002, Cameco replaced CLMC as operator.
Public hearings on the project environmental impact were concluded in 1997 and, based on the recommendation of the joint federal-provincial panel, the governments of Canada and Saskatchewan authorized the project to proceed to the regulatory licensing stage.
In June 2001, the joint venture partners approved a feasibility study and detailed engineering design was initiated. On June 30, 2004, the CNSC approved the environmental assessment and on December 20, 2004, the CNSC approved the full construction license for the Cigar Lake project.
In December 2004, the Cigar Lake joint venture approved a construction budget of approximately $450 million that includes surface and underground facilities at Cigar Lake as well as changes, subject to regulatory approval, to the milling facilities at McClean Lake and Rabbit Lake.
The capital costs for the Cigar Lake project are currently forecast to be $520 million (Cameco’s share is 50%), a 15% increase over the initially approved budget. The increase is largely due to greater than anticipated contractor rates driven by the high level of construction activity in western Canada, increased energy costs and several scope additions for project optimization. The scope changes include increasing the capacity of power transmission lines serving the site, the addition of an overhead crane for maintenance of the mill, improvements to the site’s sewage treatment plant and fire protection system, and expansion of the construction camp facilities. Also included are enhancements to Cigar Lake’s environmental management system requested by the CNSC.
The development of the second shaft is approximately 85% complete and development of the underground workings is approximately 55% complete. Ground freezing of the first area planned for production began in September, 2005. Surface construction commenced in June.
Geology and Mineralization
The Cigar Lake deposit is located approximately 40 kilometres inside the margin of the eastern part of the Athabasca basin. It occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks, an analogous setting to the Key Lake, the McClean Lake and Collins Bay deposits. It shares many similarities with these deposits, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. The Cigar Lake deposit is distinguished from other similar deposits by its size, its very high grade, and the high degree of associated hydrothermal clay alteration. The deposit is flat lying, approximately 1950 metres long, 20 to 100 metres wide, and ranges up to 16 metres thick. It occurs at depths ranging between 410 to 450 metres below the surface.
Exploration and Estimates
The exploration of the Cigar Lake deposit was performed by Cogema. A data bank was created from all assay measurement of the various elements. Algorithms were established for the density determination based on the nature of the mineralization and of the surrounding ground.

19	2005 Cameco Annual Information Form

Cogema produced for CLMC various reserve and resource estimates. These estimates were reviewed in 2000 by a task force from Cogema, CLMC and Cameco. At that time, new test reserve and resource estimates were completed both by Cogema and Cameco and the results were compared.
A new definition of the reserves based on the latest technical tests and economics has been implemented. The new definition is based on a minimum uranium content and a minimum grade for each estimated block.
Cameco believes that Cogema developed and implemented acceptable procedures for quality control, data verification and security of information resulting from exploration drilling activities at Cigar Lake.
Mining Method
At Cigar Lake, Cameco plans to use the jet boring method, which has been examined through extensive test mining programs. Overall, the test mine programs were considered highly successful with all initial objectives fulfilled. However, as the jet boring mining method is new to the uranium mining industry, the potential for technical challenges exist. Cameco is confident that its experienced and innovative engineers will be able to solve the challenges that may arise during the initial ramp-up period.
Jet boring method will consist of four metre diameter holes bored with a high pressure water jet in the previously frozen high grade orebody. The ore will be ground and slurried underground, pumped to surface and loaded into specialized containers. All the ore slurry will be shipped to Cogema’s McClean Lake mill for initial processing. Subject to regulatory approval, beginning in 2009 just over half of the resulting uranium bearing solution will be transported to the Rabbit Lake mill for further processing. The remaining amount will be processed at the McClean Lake mill. See “Rabbit Lake”.
Cigar Lake Resource and Reserve Estimates
The mineral reserve and resource estimates for Cigar Lake are found at “Uranium Concentrates Business — Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:
1. Key Assumptions
(a)	The reserves reported include allowances for dilution and mining recovery.

(b)	No such allowances are applied to mineral resources.

(c)	The minimum grade for proven reserves is 5.9% U3O8 and for probable reserves is 1.2% U3O8.

(d)	For the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities, a uranium price of $22.70 (US) per pound U3O8 was used. For the purpose of estimating reserves in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, a uranium price of $19.60 (US) per pound U3O8 was used. Estimated reserves at Cigar Lake are the same using either uranium price.
2. Key Parameters
(a)	Grades (percentage U3O8) were obtained from assaying of drill core and checked against radiometric results. In areas of lost core or poor recovery, reliance was placed on radiometric grade determined from the gamma probing.

(b)	Where density was not directly measured for each sample, a correlation between uranium grade and density was applied.

(c)	Reserves at Cigar Lake are based on estimated quantities of uranium recoverable by a tested mining method.

20	2005 Cameco Annual Information Form

3. Key Methods
(a)	The geological interpretation of the orebody outline was done on planviews, a two-dimension horizontal block model delineates the deposit with block of size 15 metres x 6 metres.

(b)	Ordinary kriging served to estimate the grade, thickness and density of the blocks.

(c)	Reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.
Although Cameco believes Cigar Lake reserve and resource estimates are unlikely to be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
Inkai
Inkai is an ISL project under development located in the Central Asian Republic of Kazakhstan and consists of three contiguous license blocks (leases). The project is owned and operated by Joint Venture Inkai, which is owned by Cameco (60%) and KazAtomProm (40%), a company owned by the Republic of Kazakhstan. The mineral reserve and resource estimates for Inkai are found at “Uranium Concentrates Business – Reserves and Resources”.
In April 1999, Inkai received from the government of Kazakhstan a mining (extraction) license for Block 1 and an exploration license for Blocks 2 & 3. The associated subsoil use contract, covering both licenses, was signed by the government and Joint Venture Inkai in July 2000. Test mining operations commenced in April 2002, following regulatory approval, and have continued since that time. At December 31, 2005, since the commencement of operations, the total production at the test mine was approximately 1.4 million pounds. Expansion of the test mine is underway to increase production and to test different areas of the ore body. The expansion is expected to be completed in the first quarter of 2006.
In September 2005, Joint Venture Inkai approved proceeding with an ISL commercial processing facility at Inkai, located at Block 1, at an estimated capital cost of $83 million (US). The estimate is now $92 million (US), up about 10% due primarily to inflation. Commercial development of Block 2 is planned for 2008. Subject to regulatory approval, commercial production is scheduled for 2007 with full production of 5.2 million pounds of U3O8 per year planned to be achieved by 2010 from Blocks 1 and 2. The regulatory authorities have approved the environmental assessment and design plan for the commercial facility and initial foundation work at the main processing plant and well field drilling has begun. Costs, net of sales proceeds from production, are capitalized until commercial production is achieved.
Subject to executing formal amendments, Cameco has agreed in principle to increase its loan to Joint Venture Inkai from $40 million (US) to a maximum amount of $100 million (US). Cameco has also agreed to reduce its financing fee from an effective 10% interest rate to one based upon three-month interbank offered rate (LIBOR) plus a financing fee based on the three-month London interbank offered rate (LIBOR) plus 2%. The $40 million (US) loan amount was based upon constructing a facility that would produce 2.6 million pounds annually. After Joint Venture Inkai commences commercial production, 80% of the cash available for distribution each year will be used to repay the loan until repaid in full.

21	2005 Cameco Annual Information Form

The July 2000 subsoil use contract, entered into between Joint Venture Inkai and the government of Kazakhstan, lists the taxes, duties, fees, royalties and other governmental charges that are payable by Joint Venture Inkai. The tax law “On Taxes and other Compulsory Payments to the Budget” No.2235 dated April 24, 1995, as amended and in effect on the date this contract was signed, is the tax code that applies for the purposes of calculating these governmental charges.
Through its experience in constructing and operating the test mine, Cameco is familiar with the statutory, regulatory and procedural framework governing new mining projects in Kazakhstan and based upon its experience to date, Cameco believes that all permits and approvals required for the construction and operation of the new ISL mine will be obtained in a timely fashion.
The Inkai ISL project is subject to decommissioning liabilities. Subsequent to commencement of commercial production, Joint Venture Inkai is required to establish a separate bank account and make contributions to the account as security for decommissioning the property. Contributions to such bank account are capped at $500,000 (US).
Exploration
Cameco carries out mineral exploration for new uranium resources on substantial landholdings, principally located in two areas: the Athabasca basin of northern Saskatchewan, and the Arnhem Land region in Northern Territory, Australia. Subsidiary land positions also exist in the US, Australia and Canada outside of Saskatchewan. Cameco’s 2005 exploration expenditures were $25.7 million.
Cameco’s owns a range of participating interests in its exploration lands, and either owns or has the right to earn a majority interest in most of the company’s projects. At December 31, 2005, Cameco operated approximately 75 % of its exploration projects, including joint ventures. The majority of Cameco’s exploration projects are early to middle stage, on which indications of economic grades or quantities of uranium have not yet been identified. The nature of mineral exploration is such that discovery of economic deposits on new projects is uncertain and can take many years.
In 2005, Cameco also carried out surface exploration near existing mines, specifically the Rabbit Lake and McArthur River operations, with the intent to locate new resources that could be developed to expand or extend these operations. This exploration was successful at both locations. At Rabbit Lake, a new zone, discovered at the Eagle Point mine, has been incorporated into planned mine production. Continued exploration to the north-end of the existing McArthur River deposit has outlined significant new results which have the potential to further expand resources with ongoing exploration drilling. Work on another advanced exploration project, the Cree Extension project, has increased the indicated resources at the Millennium deposit. The Cree Extension Joint Venture will undertake a pre-feasibility study on Millennium during 2006. Positive 2005 results on the Collins Creek zone, part of the Dawn Lake Joint Venture, will also be followed up in 2006, while a pre-feasibility study carried out on the Dawn Lake deposit itself found development to be uneconomic at this time.
Since the recovery of the world uranium market, and corresponding higher prices for uranium, the competitive environment for uranium exploration has changed. There are more than 300 uranium exploration companies listed on stock exchanges and most of these are actively funding new exploration programs in Canada and other regions. In the newly active sector, Cameco maintains an ongoing dialogue with numerous companies, with the objective of positioning the company for future participation in areas with promising results, and leveraging Cameco’s recognized position in the sustainable development of uranium resources worldwide. Cameco’s approach to future resource replacement will be to combine self-generated exploration activities with partnerships, joint ventures, or equity holdings in other companies with assets that meet the company’s investment criteria.
At December 31, 2005, Cameco owned a 21.74% interest in UEX Corporation, a TSX listed junior exploration company formed in 2002 from a combination of exploration assets previously held by Cameco and Pioneer Metals Corporation. Cameco has, as long as it maintains a 20% or higher interest in UEX, certain rights related to financing and marketing production from future UEX uranium deposits. As well, Cameco has the right to mill uranium produced from properties it contributed to UEX at the time of its formation in 2002. In February 2006, Cameco participated in a private placement financing for UEX on a pro rata basis with its equity interest. This participation involved the purchase of 2,222,600 common shares of UEX at a price of $5.00 per share and leaves Cameco’s interest in UEX unchanged at 21.74%.

22	2005 Cameco Annual Information Form

Reserves and Resources
The disclosure in this Annual Information Form of scientific and technical information regarding Cameco’s uranium properties, including reserve and resource estimates and the description of the geology, were prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties
Alain Gaston Mainville, Geologist and Professional Geoscientist, who is Manager, Mining Resources and Methods at Cameco	McArthur River, Rabbit Lake, Key Lake, Dawn Lake, and Millennium

Raymond Jean-François Chauvet, Geological Engineer and Professional Geoscientist, former Director, Mining Resources and Methods at Cameco.	Cigar Lake and Inkai

Steve Lunsford, Registered Professional Geologist, who is Chief Geologist at PRI	Crow Butte, Gas Hills-Peach, Highland, North Butte/Brown Ranch, NorthWest Unit, Reynolds Ranch, Ruby Ranch, Ruth, Shirley Basin and Smith Ranch.
The qualified persons as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.
Canadian Securities Administrators’ National Instrument 43-101 requires mining companies to disclose reserves and resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports reserves and resources separately. (See “Note Regarding Reserves and Resources.”)
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and includes an estimate of the metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.

23	2005 Cameco Annual Information Form

Uranium Reserves
The following table shows the estimated uranium reserves as at December 31, 2005 on a property basis and Cameco’s share.

RESERVES		PROVEN			PROBABLE			TOTAL RESERVES
(1) (5)		(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s	Estimated
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Metallurgical	Mining
PROPERTY	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	Tonnes	%U3O8	U3O8)	(lbs U3O8)	Recovery %	Method (2)
	(tonnes in thousands; pounds in millions)
Cigar Lake	497.0	20.67	226.3	54.0	4.41	5.2	551.0	19.06	231.5	115.8	99%	UG
Crow Butte	816.4	0.39	6.8	195.6	0.24	1.0	1,012.0	0.35	7.8	7.8	85%	ISL
Gas Hills — Peach	—	—	—	6,851.0	0.14	19.7	6,851.0	0.14	19.7	19.7	65%	ISL
Highland	672.8	0.12	1.8	1,016.6	0.12	2.7	1,689.3	0.12	4.5	4.5	80%	ISL
Inkai	22,700.0	0.07	35.4	63,700.0	0.06	79.0	86,400.0	0.06	114.4	68.6	80%	ISL
Key Lake	61.9	0.52	0.7	—	—	—	61.9	0.52	0.7	0.6	99%	OP
McArthur River	363.4	24.38	195.3	363.6	24.17	193.8	727.0	24.28	389.1	271.6	99%	UG
North Butte/ Brown Ranch	—	—	—	3,874.6	0.10	8.5	3,874.6	0.10	8.5	8.5	80%	ISL
Rabbit Lake	176.7	0.80	3.1	206.4	1.73	7.9	383.1	1.30	11.0	11.0	97%	UG
Ruby Ranch	—	—	—	2,832.2	0.09	5.5	2,832.2	0.09	5.5	5.5	80%	ISL
Ruth (3)	—	—	—	853.7	0.10	1.7	853.7	0.10	1.7	1.7	80%	ISL
Smith Ranch	1,368.8	0.09	2.8	3,143.1	0.12	8.3	4,512.0	0.11	11.1	11.1	80%	ISL

Total (4)	26,657.0	—	472.2	83,090.8	—	333.3	109,747.8	—	805.5	526.4

Notes:

(1)	Cameco reports reserves and resources separately.

(2)	Mining Method: OP — Open Pit; UG — Underground; ISL — In situ leaching.

(3)	For United States reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934, as interpreted by the staff of the U.S. Securities and Exchange Commission, applies different standards to classify mineralization as a reserve. Accordingly, for US reporting purposes as of December 31, 2005, the mineralization at the Ruth uranium in situ leach project in Wyoming is classified as mineralized material.

(4)	Totals may not add, due to rounding.

(5)	For the purpose of estimating reserves in accordance with National Instrument 43-101, a uranium price of $22.70 (US) per pound U3O8 was used. For the purpose of estimating reserves in accordance with US Securities Commission Industry Guide 7 for US reporting purposes, a uranium price of $19.60 (US) per pound U3O8 was used. Estimated uranium reserves are the same using either uranium price except for the Ruth uranium in situ leach project in Wyoming, which is classified for US reporting purposes as mineralized material.
In addition to the above reserves, Cameco has contractually committed supplies, including supplies under the HEU Commercial Agreement, of approximately 59 million pounds of uranium from January 1, 2006 until the end of 2013.
Uranium Measured and Indicated Resources
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.

24	2005 Cameco Annual Information Form

The following table shows the estimated uranium measured and indicated resources as at December 31, 2005 on a property basis and Cameco’s share.

								MEASURED AND
RESOURCES		MEASURED			INDICATED			INDICATED
(1)		(100% basis)			(100% basis)			(100% basis)
			Content			Content			Content	Cameco’s
		Grade	(lbs		Grade	(lbs		Grade	(lbs	Share	Mining
PROPERTY	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	Tonnes	% U3O8	U3O8)	(lbs U3O8)	Method (2)
	(tonnes in thousands; pounds in millions)
Crow Butte	—	—	—	1,475.8	0.25	8.1	1,475.8	0.25	8.1	8.1	ISL
Dawn Lake	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4	OP&UG
Gas Hills — Peach	2,013.0	0.09	3.3	1,153.0	0.08	2.3	3,166.1	0.08	5.6	5.6	ISL
Highland	782.3	0.10	1.7	47.0	0.09	0.1	829.3	0.10	1.8	1.8	ISL
Inkai	—	—	—	11,033.0	0.06	14.2	11,033.0	0.06	14.2	8.5	ISL
McArthur River	40.9	10.21	9.2	39.8	8.39	7.4	80.7	9.33	16.6	11.6	UG
Millennium	—	—	—	449.0	4.63	45.8	449.0	4.63	45.8	19.2	UG
North Butte/ Brown Ranch	1,008.8	0.08	1.9	3,923.6	0.07	6.3	4,932.3	0.07	8.2	8.2	ISL
Northwest Unit	—	—	—	4,000.7	0.04	2.3	4,000.7	0.04	2.3	2.3	ISL
Rabbit Lake	—	—	—	456.3	0.74	7.5	456.3	0.74	7.5	7.5	UG
Reynolds Ranch	3,073.5	0.07	4.5	5,245.3	0.06	7.0	8,318.8	0.06	11.5	11.5	ISL
Ruby Ranch	156.0	0.18	0.6	108.0	0.06	0.1	264.0	0.12	0.7	0.7	ISL
Ruth	99.8	0.10	0.2	125.2	0.07	0.2	225.0	0.07	0.4	0.4	ISL
Shirley Basin	89.1	0.15	0.3	1,635.9	0.11	4.1	1,725.0	0.12	4.4	4.4	ISL
Smith Ranch	30.8	0.20	0.1	2,406.4	0.09	5.0	2,437.2	0.09	5.1	5.1	ISL

Total (3)	7,294.3	—	21.8	32,445.9	—	123.3	39,740.2	—	145.1	102.2

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

(2)	Mining Method: OP — Open Pit; UG — Underground; ISL — In situ leaching.

(3)	Totals may not add, due to rounding.
Uranium Inferred Resources
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.

25	2005 Cameco Annual Information Form

The following table shows the estimated uranium inferred resources as at December 31, 2005 on a property basis and Cameco’s share.

			INFERRED RESOURCES (1)
			(100% basis)
				Cameco’s
		Grade	Content	Share	Mining
PROPERTY	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)	Method (2)
	(tonnes in thousands; pounds in millions)
Cigar Lake	317.0	16.92	118.2	59.1	UG
Crow Butte	2,802.1	0.16	10.1	10.1	ISL
Gas Hills-Peach	656.8	0.07	0.8	0.8	ISL
Highland	587.6	0.15	2.0	2.0	ISL
Inkai	253,918.0	0.05	268.0	160.8	ISL
McArthur River	584.6	7.35	94.8	66.2	UG
Millennium	280.0	1.81	11.2	4.7	UG
North Butte/ Brown Ranch	618.5	0.07	1.0	1.0	ISL
Northwest Unit	627.8	0.04	0.5	0.5	ISL
Rabbit Lake	104.7	1.60	3.7	3.7	UG
Reynolds Ranch	5,333.3	0.04	4.9	4.9	ISL
Ruby Ranch	60.8	0.15	0.2	0.2	ISL
Ruth	210.5	0.07	0.4	0.4	ISL
Shirley Basin	506.8	0.10	1.1	1.1	ISL
Smith Ranch	595.7	0.07	0.9	0.9	ISL

Total (3)	267,204.1	—	517.8	316.4

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

(2)	Mining Method: OP — Open Pit; UG — Underground; ISL — In situ leaching.

(3)	Totals may not add, due to rounding.
          Uranium Reserves Reconciliation
The following reconciliation of Cameco’s share of uranium reserves reflects the changes in reserves during 2005. The 2005 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, change in mining plans, re-estimation and reclassification.
Cameco’s share of proven and probable uranium reserves has decreased by 26.9 million pounds, from 553.4 million pounds at the end of 2004 to 526.5 million pounds at the end of 2005. The majority of the decrease was attributable to mine production during 2005.
Another change in 2005 was the reclassification of a significant portion of McArthur River reserves from proven to probable. Currently, the McArthur River mine uses only raise boring to extract ore. As expected from the start of mining, other mining methods may be used to maintain or expand production. In 2005, Cameco determined that the boxhole method would be better suited for the upper zone #4 at McArthur River, because it would allow for development from a preferred location.
Until Cameco has fully developed and tested the boxhole boring method, there is uncertainty in the estimated productivity. As a result, Cameco has reclassified 108.2 million pounds from proven to probable reserves in upper zone #4 at McArthur River (Cameco’s share is 75 million pounds.) Cameco does not expect this change to significantly impact its long-term production plans. Production from this zone is scheduled to begin in 2012.

26	2005 Cameco Annual Information Form

In addition, the revisions to the proposed mining plan for the upper zone #4 and re-interpretation of a small portion of zone #2 have resulted in a decrease in proven reserves at McArthur River of 12.9 million pounds (Cameco’s share is 9 million pounds).

Reconciliation of Cameco’s Share of Uranium Reserves
(in thousands of pounds U3O8)

	December 31,	2005	2005
	2004	Throughput (1)	Addition (Deletion)(2)	December 31, 2005
Reserves — Proven
Cigar Lake	113,222	—	—	113,222
Crow Butte	7,794	(979)	—	6,815
Highland	1,162	(894)	1,539	1,807
Inkai	21,211	—	—	21,211
Key Lake	590	—	—	590
McArthur River	233,087	(12,620)	(84,144)	136,323
Rabbit Lake	8,096	(5,337)	368	3,127
Smith Ranch	896	(763)	2,712	2,845

Total Proven Reserves	386,058	(20,593)	(79,525)	285,940

Reserves — Probable
Cigar Lake	2,625	—	—	2,625
Crow Butte	1,013	—	—	1,013
Gas Hills — Peach	22,056	—	(2,372)	19,684
Highland	2,855	—	(192)	2,663
Inkai	47,412	—	—	47,412
McArthur River	59,722	—	75,536	135,258
North Butte/Brown Ranch	7,939	—	585	8,524
Rabbit Lake	6,132	(740)	2,471	7,863
Ruby Ranch	5,082	—	380	5,462
Ruth (3)	1,470	—	219	1,689
Smith Ranch	11,057	—	(2,740)	8,317

Total Probable Reserves	167,363	(740)	73,887	240,510

Total Reserves	553,421	(21,333)	(5,638)	526,450

Notes:

(1)	Corresponds to millfeed. The discrepancy between the 2005 mill feed and Cameco’s share of 2005 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low grade material.

(2)	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, change in mining plan, and subsequent re-estimation and re-classification of reserves or resources, as applicable.

(3)	For US reporting purposes, Industry Guide 7 under the Securities and Exchange Act of 1934, as interpreted by the staff of the US Securities and Exchange Commission, applies different standards to classify mineralization as a reserve. Accordingly, for US reporting purposes, the mineralization at the Ruth uranium in situ leach project in Wyoming is classified as mineralized material.
Uranium Resources Reconciliation
The following reconciliation of Cameco’s share of uranium resources reflects the changes in resources during 2005. The 2005 additions and deletions result from additional information provided by mining and milling, analysis of drilling results, property acquisitions, change in mining plans, re-estimation and reclassification.

27	2005 Cameco Annual Information Form

There were only modest changes in resources in 2005 as outlined in the table below. The more noteworthy of these changes are:
•	At Rabbit Lake, indicated resources increased by 3.5 million pounds and inferred resources increased by 3.7 million pounds due to drilling and reclassification.

•	At McArthur River, inferred resources decreased by 7.5 million pounds due to drilling.

•	At Millennium, indicated resources increased by 4.7 million pounds and inferred resources decreased by 1.9 million pounds due to additional surface drilling during 2005.

•	At Crow Butte, indicated resources increased by 1.3 million pounds and inferred resources increased by 3.1 million pounds due to re-estimation and re-acquisition of the Marsland property.

•	At Inkai, indicated resources increased by 6.8 million pound due to re-estimation.
Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		2005
	December 31, 2004	Addition (Deletion) (1)	December 31, 2005
Resources — Measured
Gas Hills — Peach	4,662	(1,316)	3,346
Highland	1,663	—	1,663
McArthur River	6,879	(452)	6,427
North Butte/Brown Ranch	—	1,857	1,857
Reynolds Ranch	2,654	1,839	4,493
Ruby Ranch	862	(277)	585
Ruth	—	216	216
Shirley Basin	304	—	304
Smith Ranch	138	—	138

Total Measured Resources	17,162	1,867	19,029

Resources-Indicated
Crow Butte	6,849	1,251	8,100
Dawn Lake	7,436	—	7,436
Gas Hills — Peach	3,845	(1,535)	2,310
Highland	92	—	92
Inkai	1,740	6,781	8,521
McArthur River	5,136	—	5,136
Millennium	14,520	4,700	19,220
North Butte/Brown Ranch	6,788	(485)	6,303
Northwest Unit	2,361	(20)	2,341
Rabbit Lake	4,009	3,477	7,486
Reynolds Ranch	7,791	(831)	6,960
Ruby Ranch	581	(438)	143
Ruth	609	(417)	192
Shirley Basin	4,085	—	4,085
Smith Ranch	4,951	33	4,984

Total Indicated Resources	70,793	12,516	83,309

Total Measured & Indicated Resources	87,955	14,383	102,338

28	2005 Cameco Annual Information Form

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8) (Continued)

		2005
	December 31, 2004	Addition (Deletion)(1)	December 31, 2005
Resources — Inferred
Cigar Lake	59,105	—	59,105
Crow Butte	6,979	3,104	10,083
Gas Hills — Peach	—	845	845
Highland	1,977	—	1,977
Inkai	160,793	—	160,793
McArthur River	73,675	(7,524)	66,151
Millennium	6,630	(1,930)	4,700
North Butte/Brown Ranch	734	232	966
Northwest Unit	1,093	(585)	508
Rabbit Lake	—	3,701	3,701
Reynolds Ranch	7,099	(2,187)	4,912
Ruby Ranch	—	184	184
Ruth	—	365	365
Shirley Basin	1,132	—	1,132
Smith Ranch	1,010	(114)	896

Total Inferred Resources	320,227	(3,909)	316,318

Notes:

(1)	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, change in mining plan, and subsequent re-estimation and re-classification of reserves or resources, as applicable.
Uranium Fuel Conversion Services
Market Background
Demand
The demand for UF6 conversion services is directly linked to the level of electricity generated by light water moderated nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by heavy water moderated nuclear power plants such as CANDU reactors.
Cameco estimates western world demand for UF6 and natural UO2 conversion services in 2005 was approximately 58 million kilograms of uranium. Cameco estimates that this demand will increase to approximately 70 million kilograms of uranium by 2015. Demand in the former Soviet Union, Eastern Europe and China in 2005 was about 8 million kilograms of uranium and Cameco estimates it will increase to about 14 million kilograms of uranium by 2015.
Most utility companies operating nuclear reactors purchase their uranium requirements in the form of concentrates directly from mining and milling operators. The uranium contained in the concentrates is refined and converted to fuel grade natural UO2 or to UF6 for enrichment. The enriched UF6 is then converted to enriched UO2. The natural UO2 and enriched UO2 are fabricated into pellets and loaded into fuel bundles for eventual use in nuclear reactors.

29	2005 Cameco Annual Information Form

Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers with an annual conversion capacity of about 47 million kilograms of uranium. Cameco’s total annual available UF6 conversion capacity constitutes almost 40% of the western world capacity. Cameco is the only commercial supplier of conversion for natural UO2 customers in the western world. In 2001, BNFL announced that its Springfields plant would close in 2006 and sold its uncommitted UF6 production to Cameco. Russia supplies most of the UF6 conversion requirements of the former Soviet Union and Eastern Europe in the form of LEU. Russia has not been a significant supplier of toll conversion services to the western world due to the level of integration in the Russian nuclear fuel cycle.
In March 2005, Cameco acquired additional UF6 conversion capacity by entering into a 10-year toll-conversion agreement with BNFL to acquire uranium conversion services from BNFL’s Springfields U.K. plant, which has an annual licensed capacity of 6 million kilograms of uranium. The toll-conversion agreement is expected to keep the plant open for the duration of this agreement, through 2016. Cameco entered into a number of long-term contracts with utility customers for a significant volume of conversion services to baseload this agreement. (See “Uranium Fuel Conversion Services — Operations”.)
Supplies of UF6 are also available from secondary sources including excess western inventories, Russian inventory sales in the form of LEU, re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons. These sources are discussed in more detail in the “Uranium Concentrates Business” section.
Prices
Cameco competes on the basis of price, location and service with two other full-scale commercial suppliers of conversion services in the western world and with the secondary supplies mentioned above.
Similar to their procurement of uranium requirements, utilities secure a substantial percentage of their conversion service requirements by entering into long-term contracts with primary conversion service providers. Prices are established by a number of methods, including fixed prices adjusted by inflation indices, reference prices (generally spot price indicators) and annual price negotiations. Contracts can also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. Fixed price contracts with adjustment for inflation are by far the most common.
Marketing of Conversion Services
UF6
Cameco’s marketing strategy for UF6 conversion services is similar to that for uranium concentrates. Cameco sells its services directly to utilities located in many different geographic regions of the world primarily through long-term contracts. Cameco currently has UF6 conversion services commitments in excess of 75 million kilograms of uranium with about 43 customers worldwide under long-term contracts. Cameco’s five largest customers account for approximately 32% of these commitments. 48% of Cameco’s committed UF6 conversion services volume is to purchasers in the Americas, 21% in the Far East and 31% in Europe.
At December 31, 2005, most UF6 conversion services commitments are under contracts that contain fixed prices with inflation escalators. Therefore, generally Cameco’s financial results are relatively insensitive to changes in the spot price for conversion. New fixed price contracts being secured by Cameco generally reflect the improved market conditions at the time of contract award. Cameco’s contract portfolio will be positively impacted by these higher fixed priced contracts.

30	2005 Cameco Annual Information Form

UO2
Cameco is the only commercial supplier of UO2 for CANDU heavy water moderated nuclear reactors operated in Canada by Bruce Power, OPG, New Brunswick Power Corporation and Hydro Quebec. Cameco also exports UO2 to South Korea for its CANDU reactors and to the United States and Japan for use as blanket fuel in boiling water reactors.
Volumes of Canadian UO2 sales may increase slightly later in the decade if shut-in Canadian owned CANDU reactors are put back into service.
Operations
Cameco owns and operates Canada’s only uranium refinery and conversion facilities. Through its subsidiary ZPI, Cameco is one of two Canadian commercial suppliers of fuel manufacturing services for CANDU reactors. Cameco has a uranium refining facility within close proximity to Lake Huron and approximately eight kilometres west of Blind River, Ontario (approximately 600 kilometres north-west of Toronto, Ontario). Blind River has a population of about 4,000. Cameco also has two conversion plants within the Municipality of Port Hope, Ontario (pop. approx. 15,000) approximately 100 kilometres east of Toronto, on the shore of Lake Ontario. ZPI’s manufacturing plant is located in Port Hope and its zirconium tubing plant is located in Cobourg, Ontario, 10 kilometers east of its Port Hope plant. Cameco’s Blind River and Port Hope facilities and ZPI’s facilities were re-licensed by the CNSC for a five-year period commencing on February 28, 2002.
Blind River — Refining
The Blind River facility has an annual licensed capacity of 18 million kilograms of uranium and in 2005 produced 15.1 million kilograms of uranium. It includes a uranium refinery, a large storage area for uranium concentrates, and weighing and sampling facilities. The Blind River facility refines the concentrates delivered by uranium concentrate suppliers from throughout the world into nuclear grade UO3. Nearly all of the UO3 is shipped to Port Hope for conversion into either UF6 or UO2. This will change in 2006 with planned UO3 shipments to Springfields, UK as noted below. A small quantity of UO3 is supplied to others for blending with enriched uranium to produce suitable reactor fuel.
In March 2005, Cameco entered into a 10-year toll conversion agreement with BNFL. Under the agreement, a base quantity of 5 million kilograms of uranium as UO3, supplied by Blind River, is to be converted annually into UF6, by BNFL’s Springfield’s U.K. plant. Shipments of UO3 are scheduled to commence in the first quarter of 2006, with UF6 shipments from Springfields planned for later in the year. Cameco is investing about $6 million at Blind River and $4 million at Springfields to implement the agreement.
Cameco has filed a project description with the CNSC to support an environmental assessment to increase Blind River’s annual licensed production capacity to 24 million kilograms of uranium from 18 million kilograms of uranium. The CNSC determined that a screening level environmental assessment process is required for this initiative and they issued the required scope in February 2006. This increase in Blind River’s licensed capacity is intended to provide Cameco sufficient capacity to supply UO3 to Port Hope, Springfields and other customers. Some relatively minor changes are required at the refinery to achieve the increased capacity. These changes require an environmental assessment and regulatory approval. Cameco expects to complete the environmental assessment in 2006.
Port Hope — Conversion
The Port Hope conversion plants produce natural UO2 and natural UF6. In 2005, the plants produced 11.4 million kilograms of uranium. The UO2 plant is licensed for 2.8 million kilograms of uranium per year and produces UO2 used as fuel in Canadian and other CANDU heavy water nuclear reactors, as well as blanket fuel for light water nuclear reactors. The UF6 plant, licensed for 12.5 million kilograms of uranium per year, converts UO3 to UF6 using hydrogen, hydrogen fluoride and fluorine in a series of process steps. The UF6 is then shipped to enrichment plants in the United States, Europe and Japan for further processing to low enriched UF6 prior to conversion to enriched UO2, which is used as reactor fuel for light water nuclear reactors.

31	2005 Cameco Annual Information Form

In 2003, Cameco initiated a process to obtain regulatory approval to modify the Port Hope facility to allow commercial production of slightly enriched uranium dioxide powder (“SEU”) for a new fuel bundle proposed for use in BPLP’s Bruce B reactors. Cameco decided in 2005 not to pursue these plans. The public communication process ultimately took longer than anticipated leading to the development of alternate sources of SEU blending to meet Bruce Power’s schedule for the new fuel.
The Port Hope conversion facility has approximately 200 unionized hourly employees who are represented by two locals of the United Steelworkers of America. Following a strike in 2004, a collective agreement was reached which will expire on June 30, 2007.
Zircatec — Fuel Fabrication
In December 2005, Cameco announced that it had agreed to buy ZPI. The purchase was completed on February 1, 2006, at a purchase price of $108 million, which amount is subject to closing adjustments. ZPI’s Port Hope facility manufactures fuel bundles for CANDU reactors. ZPI’s Cobourg facility produces zirconium tubing for use in fuel bundles, and other Candu reactor components and monitoring equipment. ZPI has the capacity to produce 1.2 million kilograms of uranium annually as finished fuel. ZPI’s has approximately 120 unionized employees who are represented by the United Steelworkers of America. The ZPI collective agreement expires on June 1, 2007.
ZPI has signed a fuel manufacturing services agreement covering all of the fuel manufacturing requirements for the Bruce A and Bruce B reactors through to 2018. This represents a substantial portion of ZPI’s business. Under the arrangement, ZPI will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for the Bruce A and B reactors.
ZPI’s Port Hope plant is being modified, at BPLP’s expense, to produce the new fuel noted earlier containing SEU for BPLP’s B reactors. ZPI has commenced the application process for regulatory approval from the CNSC to produce these new fuel bundles, known as Low Void Reactivity Fuel (LVRF). LVRF bundles are designed to improve the performance of the Bruce B reactors and involve use of mixed natural UO2 and dysprosium oxide in the centre element of each bundle and SEU in all other elements. ZPI is currently licensed to process limited quantities of enriched uranium, but needs an amendment to proceed with the manufacture of commercial quantities of the LVRF fuel bundles. ZPI has already produced some test fuel containing SEU.
Research and Development
The activities of all operations are supported by Cameco’s Port Hope technology development group, which is actively engaged in supporting new business initiatives as well as developing new processes to maintain and enhance Cameco’s position as a competitive and leading producer of uranium concentrates, refining and conversion services. For 2005, expenditures related to these activities were approximately $2.5 million.
Legal Proceedings
A description of certain legal proceedings to which Cameco or its subsidiaries are a party is included in Note 21 to the Consolidated Financial Statements for the fiscal year ended December 31, 2005, which are incorporated herein by reference.
Environmental Matters
Cameco’s operations are subject to numerous laws and regulations regarding environmental matters and the management of hazardous wastes and materials. Changes in environmental laws and regulations or more stringent application of existing standards could cause additional expense, capital expenditures, restrictions or delays in the exploration, development, operation or decommissioning of the Company’s properties.

32	2005 Cameco Annual Information Form

Cameco estimates total future decommissioning and reclamation costs for its operating assets to be $237 million. In connection with future decommissioning and reclamation costs, Cameco has provided financial assurances of approximately $203 million in the form of letters of credit to satisfy current regulatory requirements. See Note 7 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005.
Cameco Initiatives
Cameco’s environment and safety and health efforts are both corporate and site-based. Corporate and site-based environment and safety and health departments have been created to manage and coordinate the Company’s environmental assessment and regulatory compliance and reporting functions. Cameco conducts regular environment and safety and health audits of its sites. For 2005, annual expenditures of about $20 million were dedicated to environmental monitoring, protection, assessment and safety and health programs.
Like other large industrial organizations, Cameco utilizes chemicals in its operations that could be hazardous to health and the environment if handled incorrectly. Employees are trained in the proper use of hazardous substances and in emergency response techniques.
Cameco has had formal environmental and safety and health policies in place since 1991 and an environmental management system at its operating sites since 1999. In 2005, an initiative was undertaken to integrate the existing safety and health, environment and quality policies into one policy. This policy was developed in order to address changing regulatory and industry standards and was approved and distributed in late 2005 for implementation at all sites and the corporate head office. In addition to the creation of an integrated policy, Cameco revised four existing programs that supported the original policies and developed two additional programs to further support the integrated policy.
The environment management, safety and health management, quality management and management system audit programs were revised and the radiation protection program and emergency preparedness and response program were developed and approved for use in late 2005. The quality management program was revised, in part, to become the core document in the integrated management system, thereby reducing the amount of redundant information that previously existed within the six programs. As such, the remaining five programs refer to the quality management program when discussing similar system elements. The development of the integrated policy and the supporting program documents further defines Cameco’s commitment to ensuring policies, programs and procedures are in place for use by sites and corporate head office as part of an overall integrated management system.
This integrated system reinforces the Company’s commitment to ongoing management of environmental risks and is structured to be compatible with the requirements of the relevant international standard, ISO 14001. The Port Hope conversion facility, Blind River, Key Lake, McArthur River and Crow Butte operations have been ISO 14001 certified.
Cameco’s Canadian uranium sites, and select corporate departments, made good progress on Quality Management System (“QMS”) activities and generally met their 2005 QMS implementation objectives. CNSC audit and inspection results in QMS-related areas showed marked improvement during the year. In 2006, QMS efforts will be concentrated in improving QMS efficiency and effectiveness and addressing opportunities for improvement identified through internal and external auditing and other assessments.
The Company has a safety, health and environment committee of the board of directors, which regularly reviews environmental and safety aspects of the Company’s operations. To promote better communication with communities in northern Saskatchewan on environmental and other matters, the Company organized the Northern Community Liaison Committee in 1990 and the Athabasca Working Group in 1993 (with CLMC and Cogema). The Company also co-operates with the northern community environmental quality committees organized more recently by the province of Saskatchewan. Cameco also conducts regular environment-focused community liaison activities at its fuel services sites in Ontario.

33	2005 Cameco Annual Information Form

Canada
Environmental matters related to Cameco’s operations in Canada are the subject of ongoing public scrutiny and regulatory review by the CNSC, Environment Canada, the federal Department of Fisheries and Oceans, Saskatchewan Environment (“SE”) and the Ontario Ministry of the Environment (“MOE”).
     Decommissioning and Reclamation
Once the Company’s reserves of a particular deposit in Canada have been exhausted or after processing activities have been permanently suspended, Cameco and its partners are required by law to decommission operating sites, including waste rock and tailings management facilities, and reclaim those areas affected by their activities, to the satisfaction of provincial and federal regulatory authorities. For financial statement purposes, Cameco recognizes the fair value of the liability for an asset retirement obligation in the period incurred. The fair value is added to the carrying amount of the associated asset and depreciated over the asset’s useful life. The liability is accreted over time through periodic charges to earnings and is reduced by actual costs of decommissioning and reclamation. Cameco’s estimation of these future costs is based upon the application of reclamation techniques, which are believed to be capable of generating reasonable environmental and radiological performance. These estimates are reviewed by the Company for accounting purposes, as well as for license renewal applications as required by regulatory agencies. The regulatory agencies accept the decommissioning plans in concept, not based upon detailed performance forecasts, which have not been generated. As Cameco properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. As of December 31, 2005, Cameco carried a liability of $147 million on its balance sheet for reclamation costs related to its uranium ($102 million) and conversion ($45 million) businesses. See Note 7 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005.
Both the CNSC and SE have regulations requiring financial assurances for decommissioning and reclamation of minesites. Conceptual decommissioning and reclamation plans and financial assurances in the form of letters of credit have been filed with the provincial government for Rabbit Lake in the amount of $36 million, for McArthur River in the amount of $6 million, and Key Lake in the amount of $38 million. Cameco has also provided a $3.4 million letter of credit for its share of the financial assurances for Cigar Lake decommissioning. Cameco, as project operator of Cigar Lake joint venture, has filed a conceptual decommissioning and reclamation plan for test mining infrastructure and surface disturbance.
Cameco’s refining and conversion facilities and ZPI’s fuel manufacturing facilities are subject to decommissioning liabilities. Financial assurances for decommissioning in the form of letters of credit have been filed with the CNSC for Port Hope in the amount of $33.8 million, for Blind River in the amount of $14.6 million, and for ZPI facilities in the amount of $3.3 million. As the CNSC licenses for these three facilities expire in February 2007, Cameco plans in 2006 to review the decommissioning estimates for these facilities as part of the CNSC license renewal process.
Pursuant to the Reorganization of SMDC and ENL (now CEI), Cameco assumed the ownership and primary responsibility for the management of wastes existing at the time of the Reorganization (“Historical Waste”) at the Port Hope Conversion Facility, the Blind River Refinery, the Port Granby Waste Site and the Welcome Waste Site (“Historical Facilities”), all located in Ontario. The Company assumed liability for the first $2 million of all costs in respect of any claim arising out of or related to the Historical Waste and all decommissioning and reclamation costs at the Historical Facilities and 23/98ths of the next $98 million of such costs. Canada Eldor Inc. retained liability for the balance of the costs up to $100 million and for all the costs in excess of $100 million, effectively capping Cameco’s liability at $25 million.

34	2005 Cameco Annual Information Form

On October 6, 2000, the government of Canada and certain Port Hope area communities announced the signing of a “Principles of Understanding”, establishing the framework for development of a legal agreement for the clean up, storage and long-term management of certain of the Historical Wastes. On June 19, 2001, the government of Canada announced that the legal agreement had been signed and that it would invest about $260 million over 10 years to carry out the work. In July 2002, the government of Canada released the scope document for the environmental assessment of the project to manage low-level radioactive waste for the long term in the Port Hope area. The project remains in the environmental assessment process. Two environmental assessment reports related to the project are expected to be issued in the first half of 2006. After the reports are received, screening levels reports will be prepared by federal regulatory authorities. Once approved by the Minister of the Environment, the project proceeds to the CNSC licensing stage.
Pursuant to the Principles of Understanding, in March 2004, Cameco reached an agreement to transfer the Port Granby Waste and Welcome Waste Sites to the government of Canada, which through its ownership of ENL indirectly owned these waste sites prior to 1988. The transfer will occur after the government receives a license to construct a long-term waste management facility at these sites. As part of the transaction, the government has agreed to accept, without charge, 150,000 cubic metres of Cameco owned low-level radioactive waste.
The government has also agreed to assume all liability for wastes located at these sites after taking ownership, subject to Cameco’s obligation to complete its maximum contribution of $25 million towards management and decommissioning of Historical Wastes. Cameco had previously recognized this liability for its maximum contribution of $25 million toward the cost of managing this material of which about $3.9 million has actually been spent.
Cameco has an agreement with International Uranium Corporation of Denver, Colorado for the processing of certain uranium-bearing by-products from Blind River and Port Hope at the White Mesa mill in Blanding, Utah. While this arrangement has addressed the accumulated inventory of by-products and is addressing current recycling requirements for these by-products, other outlets are being considered. In 2001, a mill scale pilot test program of recycling these by-products at Cameco’s Key Lake mill was completed and, in 2002, Cameco submitted a proposal to federal and provincial regulatory authorities for approval to recycle these by-products at the Key Lake mill. Provincial regulatory approval was received on February 21, 2003. Federal regulatory approval is still pending. Cameco is uncertain when it will be received.
Please see the Bruce Power and Centerra sections of this Annual Information Form for a discussion of the reclamation and decommissioning arrangements pertaining to their operations.
     Regulatory Compliance
Potentially significant regulatory issues relate to the establishment of new criteria for levels of uranium in ambient air in the vicinity of the Company’s Ontario operations and new criteria for heavy metals in effluent from Cameco’s Saskatchewan mine and mill sites, establishment of new enhanced environmental monitoring programs in the vicinity of all Canadian operations and decisions arising from the current evaluation of radionuclide releases (including uranium) from nuclear facilities being carried out under the Canadian Environmental Protection Act, 1999 (“CEPA”). Changes to these regulations may require additional response by Cameco in the near term in order to remain in compliance with the relevant regulations and regulatory guidelines.
These new regulatory initiatives have and likely will continue to generate additional environmental studies in the vicinity of these operations. Future regulatory initiatives will likely have a similar effect. This is particularly evident in the area of pre-licensing environmental assessment. It is unclear if these additional studies will ultimately translate into further regulatory requirements on the Company.

35	2005 Cameco Annual Information Form

Cameco continues to face challenges from the burden of increasing regulatory demands and costs from the CNSC, Canadian Environmental Assessment Agency and other federal and provincial regulators. In addition to the issues noted above, the lead regulator, the CNSC, has increased its fees charged to the nuclear industry. The CNSC is increasing the regulatory burden as a result of the Nuclear Safety and Control Act (“NSCA”) and the CNSC’s interpretation of its responsibilities under the NSCA, the CEAA and the CEPA. For instance, Cameco has been directed to implement a formal quality assurance program to manage its Canadian nuclear operations and the scope of assessment needed for regulatory approval of changes to license conditions has expanded. Lower tier operational changes are increasingly subject to regulatory review which may include delays due to longer regulatory approval processes. These increasing requirements are expected to result in gradually increasing administration costs and some additional capital expenditures for compliance. As well, the complex regulatory approval process reduces Cameco’s flexibility to make operational changes in a timely fashion.
In recent years, when auditing Cameco, the CNSC has put a priority on auditing specific environmental and safety related programs. These have included such aspects as radiation protection programs, environmental monitoring, fire protection, operational quality assurance, organization and management evaluation, transportation systems, geotechnical monitoring and ventilation systems. These program-specific audits and regular site inspections by regulatory project officers have generated, and are intended to continue to generate, actions to improve environmental and safety performance and ensure that these risks remain well managed. Resulting program modifications are typically procedural and do not incur large capital costs.
US Environmental Regulation
Cameco subsidiaries’ ISL operations in the US are subject to numerous federal, state and local regulations governing, among other things, air emissions, water discharges, hazardous materials handling and disposal and site reclamation.
After mining has been completed, an ISL wellfield must be restored in accordance with regulatory requirements. Generally this involves restoring the groundwater to its pre-mining use or class of use water standard. Restoration of Crow Butte wellfields is regulated by the Nebraska Department of Environmental Quality (“NDEQ”) and the Nuclear Regulatory Commission (“NRC”) and restoration of Smith Ranch-Highland wellfields is regulated by the Wyoming Department of Environmental Quality (“WDEQ”) and NRC.
Crow Butte has two wellfields under restoration. In accordance with regulatory requirements, the operator of the property has provided a $19.8 million (US) letter of credit to the State of Nebraska as security for decommissioning the property.
Smith Ranch-Highland has two wellfields under restoration. In accordance with regulatory requirements, PRI has provided letters of credit totalling $40.7 million (US) to the State of Wyoming as security for decommissioning Smith Ranch-Highland.
The NRC had previously considered adopting an alternate process whereby a state government (in non-agreement states such as Wyoming and Nebraska) could regulate groundwater issues through a memorandum of understanding entered into with the NRC. The NRC has not made a final decision regarding the use of such memoranda, although a ruling is expected sometime in 2006. Discussions continue with regulators to establish clear jurisdiction and criteria for wellfield restoration.
Despite encouraging signs to the contrary, the time for regulators to accept restoration of the remaining wellfields is an important issue for Cameco subsidiaries’ US ISL operations, since it remains uncertain when, and at what cost, these operations will be able to complete restoration of mined out ISL wellfields to the satisfaction of regulators.
Government Regulation
Cameco’s business is subject to various levels of extensive governmental controls and regulations which are amended from time to time. The Company is unable to predict what additional legislation or amendments may be proposed that might affect its business or when any proposals, if enacted, might become effective.

36	2005 Cameco Annual Information Form

Outlined below are some of the more significant government controls and regulations which materially affect the Company’s uranium business.
Canadian Uranium Industry Regulation
The Canadian federal government has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through legislation, regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada which the CNSC may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The legislation and regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.
     Mine Ownership Restriction
The latest expression of Canadian government policy on non-resident ownership of uranium mining properties is contained in a letter dated December 23, 1987 from the Minister of State (Forestry and Mines) to the Canadian uranium industry. The basic limit for non-resident ownership of uranium properties at the stage of first production is 49%. Resident ownership levels of less than 51% will be permitted if the property is in fact Canadian-controlled. Exceptions to the policy may be granted subject to Cabinet approval and will be provided only in cases where it is demonstrated that Canadian partners cannot be found.
     Cameco Ownership Restriction
As part of the Canadian government regulation of the Canadian uranium mining industry, the Eldorado Nuclear Limited Reorganization and Divestiture Act imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. Please see “Description of Securities — Restrictions on Ownership and Voting” for a description of the constraints imposed by this act.
     Canadian Nuclear Safety and Control Act
In Canada, control of the mining, extraction, use and export of uranium is governed by the NSCA, a federal statute. The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion, fabrication and transportation. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada, including the issuance of new licenses to new operators, the renewal of existing licenses, and amendments to existing licenses. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms and conditions of a CNSC license.
A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee’s performance against the objectives. The regulations made under NSCA include provisions dealing with facilities license requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials.
The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a license, order-making powers, and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also emphasizes environmental matters, including a requirement that licensing applicants make adequate provision for the protection of the environment.

37	2005 Cameco Annual Information Form

All of the Canadian operations of the Company are governed primarily by licenses granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the license or applicable federal laws. Failure to comply with license conditions or applicable statutes and regulations may result in orders being issued which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. The Company may also be subject to prosecution if it fails to comply with such applicable statutes and regulations. Environmental regulation of the uranium mining industry in Saskatchewan and the uranium processing industry in Ontario are also regulated under both provincial and other federal legislation. Progress continued to be made to better harmonize provincial and federal regulatory regimes in Saskatchewan. In February 2003, the federal and provincial governments signed an agreement that is expected to lead to greater administrative efficiency in regulation of the Saskatchewan uranium industry over the next few years.
     Uranium Export Regulation
The export of uranium is regulated by the Canadian federal government which establishes nuclear energy policy. Cameco’s uranium exports are required to have export licenses and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade, respectively, and such licenses and permits are obtained by Cameco for all such exports.
US Uranium Industry Regulation
Uranium recovery in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). The NRC issues Domestic Source Material Licenses pursuant to 10 CFR Part 40. The review of a license application is governed by the National Environmental Policy Act (“NEPA”) which is implemented through 10 CFR Part 51.
The uranium recovery industry in Wyoming is also regulated by the WDEQ, Land Quality Division (“LQD”) pursuant to the Wyoming Environmental Quality Act (“WEQA”) and the LQD Non-Coal Rules and Regulations arising from the WEQA. Pursuant to WEQA, the WDEQ issues a permit to mine which is administered by the LQD. In addition, the state administers a number of Environmental Protection Agency (“EPA”) programs under the Clean Air Act and the Clean Water Act, some of which are incorporated into the LQD Non-Coal Rules and Regulations (for example the Underground Injection Control regulations under the Clean Water Act). Currently wellfield decommissioning is required to the pre-mining use standard in Wyoming.
Similarly, the uranium recovery industry in Nebraska is regulated by the NRC and the NDEQ pursuant to the Nebraska Environmental Protection Act. Pursuant to this act and the regulations made thereunder, the NDEQ issues a permit to mine. In Nebraska wellfield groundwater restoration is required to the class of use water standard.
In all cases, failure to comply with NRC license and/or state permit-to-mine conditions, or a failure to comply with other applicable rules and regulations, can bring enforcement action, which could result in an order to cease operations and other regulatory actions. NRC enforcement policy describes a progression of enforcement starting with a notice of violation and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.
At Smith Ranch-Highland, safety is regulated by the Wyoming State Mine Inspector’s Office. The federal Mine Safety and Health Administration regulates safety at Crow Butte.

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Other agencies are involved in the regulation of the uranium recovery industry, either directly or indirectly, including the EPA, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service, Nebraska Department of Health and Nebraska Department of Water Resources.
The export of uranium from the US and the movement of nuclear materials within the US are also regulated by the NRC. While specific sales contracts are not reviewed or approved, export licenses for shipment of uranium outside the US are granted by the NRC.
Land Tenure
     Saskatchewan Operations
Most of the Company’s uranium reserves and resources are located in Saskatchewan. The right to mine minerals is acquired by the Company as a lessee under a mineral lease from the province of Saskatchewan (a “Crown Lease”). A Crown Lease is for a term of 10 years, with a right to renew for successive 10-year terms in the absence of default by the lessee. The lessee is required to expend certain amounts for work during each year of a Crown Lease. A Crown Lease cannot be terminated except in the event of default and for certain environmental concerns as prescribed in The Crown Minerals Act (Saskatchewan). However, Crown Leases may be amended unilaterally by the lessor by an amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).
The right to explore for minerals is acquired by the Company in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The term of a Mineral Claim is two years, with the right to renew for successive one year periods. To maintain a Mineral Claim in good standing, generally, the holder must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a Crown Lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.
The surface facilities and mine shafts are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands is acquired under a surface lease (a “Surface Lease”) from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and plant and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socioeconomic objectives and as a result contain certain undertakings in this regard.
The Company’s uranium mining and exploration properties in Saskatchewan are located on traditional lands of First Nations. Pursuant to historical treaties First Nation bands ceded title to most traditional lands in northern Saskatchewan in exchange for treaty lands but generally retained their right to hunt, fish and trap on these traditional lands. Cameco understands that the federal and Saskatchewan governments have a duty to consult First Nations before they take actions that will affect the ability of First Nations to exercise these rights.
A 2004 decision of the Supreme Court of Canada, involving the Haida First Nation and lands not ceded to the government of British Columbia pursuant to a treaty, affirmed the existence of a legal duty on the government to consult and, in certain circumstances, accommodate asserted aboriginal interests on an interim basis pending final resolution by treaty or otherwise. The duty to consult and accommodate does not, however, extend to private industry who seek governmental approval to conduct activities on crown land. Moreover, the duty does not require that the First Nation agree to the proposed accommodation. In a 2005 decision involving the federal Crown and the Mikisew Cree First Nation, the Supreme Court of Canada further examined consultation and accommodation duties, this time in the context of historical treaty rights. The Court confirmed that First Nations do not hold a veto power over a proposed project despite having a treaty right to be consulted. Further, the Supreme Court clarified that when a project contemplates any potential impact on the treaty rights of a First Nation, the Crown is not automatically obligated to consult with every First Nation that happens to be a signatory to that particular treaty before they take actions that will affect the ability of First Nations’ people to exercise these rights.

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In February 2004, Cameco received correspondence from the English River First Nation asserting a right to be consulted with respect to the use of its traditional lands, which encompass the McArthur River mine, Key Lake mill and certain exploration areas. In January 2005, a similar assertion was made by the Métis Nation of Saskatchewan, but which also threatened non-violent civil disobedience, which would have a negative impact on Cameco’s operations. In February 2005, the Métis Nation of Saskatchewan stated that, in order to pressure the government of Saskatchewan to meet its demands, it would establish road blockades at junctions of certain provincial highways near Key Lake. As the threatened road blockades could have resulted in Cameco ceasing milling and mining operations at Key Lake and McArthur River, Cameco obtained an injunction from the Saskatchewan Court of Queen’s Bench, prohibiting the Métis Nation of Saskatchewan from proceeding with the road blockade.
Although formal demands to be consulted came from the English First River Nation and the Métis Nation of Saskatchewan, the right to be consulted and accommodated with respect to development on aboriginal traditional lands is an expectation of all First Nation groups in Northern Saskatchewan. While not having a legal duty to consult, Cameco has a practice of engaging in extensive dialogue with First Nations and other stakeholders in northern Saskatchewan and believes it has good relations with them. Cameco also employs a significant number of First Nations and Métis people at its operations and has substantial business relationships with First Nations and Métis residents in northern Saskatchewan and provides other social and educational support for them in northern Saskatchewan.
First Nations in Saskatchewan generally assert that the historical treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to the land. First Nations have launched a lawsuit in Alberta claiming that they did not cede title to oil and natural gas when they ceded title to the land. A similar lawsuit could be brought by First Nations in Saskatchewan.
     US Operations
The Company’s uranium reserves and resources in the US are held by subsidiaries and are located in Wyoming and Nebraska. The right to mine or develop minerals is acquired either by leases from the fee simple owners (private parties or the state) or mining claims located on property owned by the US Federal Government. In addition, the Company’s subsidiaries acquire surface leases which allow wellfield installation and operation to permit the mining of the uranium reserves by ISL methods.
Canadian Royalties and Certain Taxes
Cameco pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. Royalties include both a basic royalty and a tiered royalty. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit equal to 1% of the gross sales of uranium.
The tiered royalty is an additional levy on the gross sales of uranium which applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances as permitted by the Schedule for new mine or mill construction and certain mill expansion. When these capital allowances are reduced to zero, tiered royalties become payable. Both the prices and the capital allowances as defined in the Schedule are adjusted annually to reflect changes in the Canadian gross domestic product.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

		Canadian Dollar
	Royalty Rate	Sales Price in Excess of:
	6%	$15.69
Plus	4%	$23.52
Plus	5%	$31.37
The above prices are applicable to 2005 and are in Canadian dollars.

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For example, if the sales price realized by Cameco was $25 per pound in Canadian dollars, tiered royalties would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($25.00 – $15.69) x pounds sold] + [4% x ($25.00 – $23.52) x pounds sold]
Cameco did not pay tiered royalties in 2005. Cameco does not expect to pay tiered royalties in 2006 due to the availability of capital allowances.
Cameco is subject to capital taxes on paid-up capital (as defined for capital tax purposes in the relevant provincial legislation) in respect of its operations in Saskatchewan and in Ontario. In Saskatchewan, it pays at a rate of 0.6% on paid-up capital in excess of $10 million (note that this exemption amount can be as high as $20 million, depending on the percentage of salaries and wages paid in Saskatchewan). In addition, a resource corporation in Saskatchewan pays a corporate resource surcharge of 3.6% of the value of resource sales. This surcharge is only payable to the extent that it exceeds the regular capital tax. In Ontario, the Company pays a tax of 0.3% on paid-up capital allocated to Ontario.
Canadian Income Taxes
Cameco, certain wholly owned subsidiaries, Centerra and UEM are subject to federal and provincial income tax in Canada. Current income tax expense for 2005 was $53.7 million.
For federal income tax purposes, 35% of royalties are deductible in 2005 increasing to 100% in 2007. However, Cameco is eligible for the resource allowance (except at its Ontario fuel services operations and Bruce Power) which is a deduction from income for tax purposes. The resource allowance is equal to 25% of adjusted resource profits, as defined in the ITA. The resource allowance is 65% deductible in 2005 in calculating taxable income. The resource allowance deduction is being phased out and will be eliminated in 2007. Cameco’s Ontario fuel services operations and Bruce Power are eligible for the manufacturing tax credit and processing tax credit.
Cameco, certain wholly owned subsidiaries and UEM are also subject to large corporations tax, which is levied on a corporation’s taxable capital employed in Canada. This tax is calculated at a rate of 0.175% on taxable capital in excess of $50 million. Total large corporation tax paid in 2005 was $2.9 million.
US Taxes
In Wyoming, Cameco subsidiaries pay severance taxes, property taxes and ad valorem taxes. In Nebraska, Cameco subsidiaries pay severance taxes and property taxes. The total of these taxes paid in 2005 was $2 million (US).
The Company’s US subsidiaries are subject to US federal and state income tax. The income of Cameco’s US subsidiaries is currently not subject to US regular income tax due to certain income tax deductions that are available. The Company’s US subsidiaries may also be subject to Alternative Minimum Tax (AMT) at a rate of 20%. AMT paid in prior years may be carried forward indefinitely to be applied as a credit against future regular income taxes.
Employees
At December 31, 2005, Cameco and its subsidiaries had 1957 employees (this number does not include Centerra and Joint Venture Inkai employees). Of the total, 639 employees are represented by three separate locals of the United Steelworkers of America trade union with collective agreements for each of the two bargaining units at the Port Hope conversion facility (expiring June 30, 2007). As the collective agreement for the bargaining unit employees at the McArthur River and Key Lake operations expired December 31, 2005, Cameco and union representatives for McArthur River and Key Lake employees are negotiating a new collective agreement.
Cameco acquired ZPI in February 2006. It has approximately 260 employees. Of that total, approximately 120 are represented by the United Steelworkers of America trade union, with the collective agreement expiring June 1, 2007.

41	2005 Cameco Annual Information Form

Bruce Power LP — Nuclear Electrical Generation
Overview
     Business
Cameco, through subsidiaries, owns a 31.6% limited partnership interest in BPLP. BPLP’s business is the generation and sale of electricity into the Ontario wholesale market. Electricity from the Bruce site is generated by four Bruce “B” and two Bruce “A” nuclear-powered units. The Bruce “B” nuclear units and two Bruce “A” units have capacity to supply about 20% of Ontario’s electricity needs. As of October 31, 2005, BPLP was restructured and a new Bruce A Limited Partnership (“Bruce Power ALP”) was formed to hold a sublease for the two Bruce A nuclear-powered units which have been operating and two additional Bruce A units which are presently out of service. Cameco no longer holds an interest in the four Bruce A units and does not have any ownership interest in Bruce Power ALP.
Nuclear generation harnesses the energy released during controlled nuclear fission reactions to produce steam that is used to drive turbines to generate electricity. Nuclear generation has two main advantages: it is a relatively low marginal-cost production technology and it produces virtually no SOx, NOx, CO2 or mercury. The latter advantage is increasing in significance as governments implement stricter air emission standards.
Nuclear stations have greater operational, maintenance, waste and decommissioning costs and have greater initial capital development costs than other generation technologies. This reflects the complexity of the technical processes that underlie nuclear power generation and additional design, security and safety precautions that are taken to protect the public from potential risks associated with nuclear operations. Offsetting these cost factors is the relatively low cost of nuclear fuel compared with fossil fuel costs. In general, BPLP’s nuclear stations have a lower operating cost per megawatt-hour of electricity produced than fossil fuelled facilities.
     Acquisition of Interest
In 2001, Cameco, through its wholly owned subsidiary, Cameco Bruce Holdings Inc., acquired an initial 15% limited partnership interest in BPLP, an Ontario limited partnership, and directly acquired a 15% shareholding interest in Bruce Power Inc., the general partner of BPLP. BPLP concurrently entered into agreements with Ontario Power Generation Inc. (“OPG”) and certain of its subsidiaries to lease and operate the Bruce “A” and “B” nuclear-powered units and related facilities located in south-western Ontario.
Subsequently, in February 2003, BE sold a 79.8% limited partnership interest in BPLP to a consortium of Cameco, TransCanada PipeLines Limited (“TransCanada”), and BPC Generation Infrastructure Trust (“BPC”), a trust established by the Ontario Municipal Employees Retirement System. This brought Cameco’s total indirect limited partnership interest in BPLP to 31.6%. Cameco concurrently increased its shareholding interest in Bruce Power Inc. from 15% to 33.3%. Cameco acquired these interests from an affiliate of BE and paid approximately $204 million.
Concurrently, TransCanada, through a subsidiary, and BPC each acquired a 31.6% limited partnership interest in BPLP and a 33 1/3% shareholding interest in Bruce Power Inc. from the same BE affiliate. The Power Worker’s Union and The Society of Energy Professionals increased their collective limited partnership interest in BPLP to 5.2%, by acquiring BE’s remaining 2.6% limited partnership interest in BPLP as part of the same transaction.
As part of the closing of this transaction, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to BPLP. BPLP used these funds to pay $225 million in deferred rent that it owed to OPG (see “Overview-Bruce Power-OPG Lease”). The loan is due February 10, 2008 and bears interest at 10.5% per annum. At December 31, 2005, the entire amount was outstanding.
Following closing, Cameco continued as BPLP’s fuel manager (see “Cameco Fuel Management”).
As part of the acquisition of BE’s interest in BPLP, the consortium acquired a BE affiliate’s 50% interest in Huron Wind L.P. (Cameco subsidiary’s share is 1/3 of the 50% interest). Located adjacent to the Bruce site, the nine-megawatt Huron Wind L.P. wind farm officially opened on November 29, 2002. OPG owns the other 50% of Huron Wind L.P.

42	2005 Cameco Annual Information Form

     2005 Bruce Power Restructuring
In October 2005, BPLP was restructured and concurrently announced a new arrangement with the Ontario government including a $4.25 billion program to increase output from the four Bruce A reactors.
Under the restructuring agreements, Bruce Power ALP was formed and the four Bruce A reactors were subleased to Bruce ALP. Cameco is not part of Bruce Power ALP and will not invest in the $4.25 billion refurbishment program which will involve refurbishing and restarting units A1 and A2 and refurbishing units A3 and A4.
Cameco maintained its existing 31.6% interest in BPLP, which is responsible for the overall management of the Bruce site and leases the four Bruce B reactors. BPLP received certain payments in consideration for entering into the sublease with Bruce Power ALP, for the assets transferred to Bruce Power ALP and for refurbishing and unit costs already incurred by BPLP. As a result, BPLP paid a special distribution to its limited partners of which Cameco received $200 million. Day to day operations at the Bruce Power site are unaffected by this reorganization.
Under the new restructuring agreements, the electricity output from the Bruce B units will continue to be sold either into the Ontario spot market or directly to various customers under long-term, fixed price contracts, at the discretion of BPLP. As part of the restructuring, Cameco no longer has an obligation to procure or supply uranium concentrates to the Bruce A reactors but will continue to be the fuel procurement manager for the Bruce A and B units.
Under an arrangement with the Ontario government, as part of the restructuring, BPLP receives electricity floor price protection for sales into the spot market, transmission unavailability protection, and protection against governmental discriminatory actions. The floor price is set at an average monthly price of $45/MWh escalated for inflation. The floor price has a true-up mechanism, which is settled on a monthly basis with a contingent support payment. The aggregate of contingent support payments is tracked, so that if in the following year(s), the market price exceeds floor price, BPLP would have to pay back the difference between the market and floor price, up to the value not exceeding the current contingent support payment balance. If a repayment is made, this amount is then subtracted from the contingent support payment balance.
The reorganization involving Bruce A resulted in a loss of $62 million for Cameco, reflecting the fact that the payments received by BPLP in connection with the reorganization are less than the carrying value of Bruce Power ALP to BPLP, as well as a write-off by Cameco of proprietary costs related to its interest in BPLP. The carrying value includes capital costs related to restarting units A3 and A4, costs associated with studying the restart of units A1 and A2 and certain working capital items.
Following the restructuring, Cameco began to proportionately consolidate its share of BPLP’s financial results on November 1, 2005. Cameco’s move to this new method of accounting was driven by incremental changes to the limited partnership agreement, which resulted in joint control among the three major limited partners. Proportionate consolidation is required for investments in jointly controlled entities. Consequently, Cameco’s financial results for the first 10 months of 2005 reflect a six-unit operation, which is accounted for on an equity basis. For the remaining two months of 2005, Cameco’s financial results reflect a four-unit operation, which is accounted for on a proportionate basis.
Cameco’s total commitment for financial assurances given on behalf of BPLP is estimated to be $358 million at December 31, 2005. These financial assurances include financial assurances given to the CNSC in support of BPLP’s operating license, guarantees in favour of OPG under the Lease (as defined below), and guarantees in support of BPLP’s power purchase agreements with customers. This last commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements will fluctuate in response to wholesale electricity market price changes. As at December 31, 2005, the actual exposure was $184 million. See Note 21 to the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2005.
The BPLP partners have also agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.

43	2005 Cameco Annual Information Form

     Bruce Power-OPG Lease
In May 2001, BPLP, as tenant, signed and closed agreements to lease and operate the Bruce “A” and “B” nuclear powered units and related facilities in south-western Ontario with OPG and certain of its subsidiaries. The initial lease period expires in 2018. BPLP has the right to extend the lease and certain related agreements for up to an additional 25 years. The lease was amended in January 2002, and in 2003 as part of the 2003 acquisition from BE described above and again in 2005 as part of the 2005 BPLP restructuring described above (as amended, the “Lease”).
BPLP paid OPG an initial rental payment of about $552 million, comprised of about $327 million in cash and a $225 million note receivable as deferred rent. As part of the 2003 acquisition, a Cameco subsidiary, a TransCanada subsidiary and BPC each advanced $75 million to Bruce Power. Bruce Power used these funds to pay the $225 million OPG note receivable.
Under the Lease spent fuel and decommissioning liabilities remain the responsibility of OPG and, as determined at the inception of the Lease, are covered by the existing Lease payments. The Lease with OPG provides for limited adjustments to the base rent every five years during the initial term of the Lease. These limited adjustments are based on a maximum of 50% of the value of the expected increase to the decommissioning costs for the Bruce Power facility discounted to January 1, 2001, determined using predetermined principles and assumptions. For each year in the period 2004 to 2008, the aggregate of these rents, subject to limited exceptions, cannot be less than $190 million. In 2005, the aggregate of these rent payments was approximately $232 million, before amounts ($13 million) recovered from Bruce Power ALP as a result of the 2005 BPLP restructuring. There are no similar adjustments to the existing Lease payments with respect to spent fuel liabilities during the initial term of the Lease (which expires in 2018). Commencing in 2008, BPLP also has the right to terminate the Lease if the continuing operation of the facility is no longer economically viable, subject to a Lease termination fee of $175 million, certain ongoing operational requirements during handover and certain shut-down conditions prior to handover. Cameco has severally guaranteed BPLP’s performance of these obligations.
The Generating Facilities
     Overview
The Bruce nuclear generating stations are located approximately 250 kilometres northwest of Toronto on Lake Huron. The Bruce nuclear generating stations consist of eight CANDU reactors. The four Bruce “B” reactors, with a combined net generating capacity of 3,160 megawatts, were commissioned between 1984 and 1987. The four Bruce “A” reactors, with a combined generating capacity of 3,087 megawatts, were commissioned between 1977 and 1979 and removed from service by OPG between 1995 and 1998. BPLP returned two of the Bruce “A” reactors to service, with a combined net generating capacity of 1,500 megawatts. As described above, in October 2005 BPLP was restructured and the 4 Bruce “A” reactors were subleased to a new limited partnership, Bruce Power ALP. Cameco does not have any ownership interest in Bruce Power ALP. An average capacity factor of 79% was achieved by BPLP during 2005 compared to 82% achieved in 2004.
In 2005, BPLP’s capital expenditures were about $335 million. In 2006, BPLP’s capital expenditure program for the four “B” reactors is expected to total $123 million.
     New Fuel Program
As part of its Bruce “B” power uprate project, BPLP plans to refuel the Bruce “B” units with modified fuel containing SEU beginning in 2008. The Bruce “B” units, with the exception of Bruce “B” Unit 6, are currently operating at 90% of maximum power based upon an operating limitation imposed by the CNSC. This limitation was placed on the reactors when studies revealed that emergency shutdown systems may not provide sufficient safety margins for certain low probability accidents. The derating to 90% of full power ensures that the necessary safety margin is maintained.

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The use of the modified fuel is intended to improve the safety margins of the reactors and allow them to operate at their design capacity and with the necessary safety margin. Approval is required from the CNSC to operate the Bruce “B” units with the modified fuel. In 2004, Bruce “B” Unit 6 successfully completed the first step toward restoring maximum power with receipt of CNSC approval to operate at 93% on the basis of improved safety margins attributed to completion of the first phase of a fuel core reordering program, which is part of the broad power uprate project. (See “Uranium Fuel Conversion Services” and “Cameco Fuel Management”). The other Bruce “B” units are scheduled to achieve this 93% power uprate from 2006 to 2008, subject to CNSC approval. The other aspects of the Bruce “B” power uprate project include turbine generator upgrades and improvements to the reactor core.
The introduction of the new fuel into the Bruce “B” units, plus the subsequent uprate of the units, requires CNSC regulatory approval. BPLP has commenced the environmental assessment process to support the licensing of the new fuel. ZPI also requires a license amendment to manufacture commercial quantities of the new fuel. Cameco anticipates that the CNSC licensing process by BPLP will commence in 2007. If a license amendment is not obtained by ZPI from the CNSC or BPLP does nor receive CNSC approval, this could lead to the Bruce “B” units being further de-rated.
     Bruce “A” Restart
In January 2004, Cameco announced that BPLP was exploring the feasibility of restarting the remaining two laid-up units of the Bruce A station (Units 1 and 2). They are the older of the four Bruce A units and have experienced the most operating time. Unit 1 was put into service in 1977 and laid up in 1997. Unit 2 was put into service in 1977 and laid up in 1995. A feasibility study was completed and Cameco concluded that a proposed agreement with the Ontario government to restart these units did not meet its investment criteria.
     Operating Life Assessment
The initial estimated operating life for Bruce’s nuclear generation units was 30 years. OPG undertook a comprehensive inspection and testing program in order to ascertain the physical condition of its nuclear generating assets, including the Bruce units, and BPLP has continued that program, partially by way of contract with OPG. BPLP’s current operating life estimates for the Bruce B units are based on the results of this program to date and on the previous operating history of the units. BPLP estimates that the operating life of the last of the four Bruce “B” nuclear units will end about mid-2018 (based upon 201,000 effective fuel power hours for fuel channels). The operating life for the other three “B” units is expected to end during the period 2014 to 2018.
As a key part of its 1997 Nuclear Recovery Plan, OPG has undertaken, and BPLP has continued at Bruce, an ongoing program to assess the condition of key components of the system including its steam generators, fuel channels and feeder pipes. As of December 31, 2005, 100% of BPLP’s steam generators (with 100% of the areas of the inner tubes likely to experience degradation) had been inspected and the present condition of these components has been ascertained with a reasonable degree of certainty. On the basis of the steam generator program inspection results, periodic cleaning, repairs and internal modifications have been deemed necessary to slow down the degradation rates and restore unit reliability. BPLP is currently implementing comprehensive operation and maintenance life cycle management plans at its units aimed at enabling the steam generators to operate for the expected life of the units. Current estimates of the steam generator life are within the estimated operating lives of the units. In 2003, inspections on Bruce B Unit 8 identified some erosion on support plates in three of the eight steam generators. Repairs were made and no damage to the boiler plates was detected. Inspections on the other units have found no similar conditions and follow-up inspections on Unit 8 did not show any further degradation.
Current inspections in the fuel channel program support the engineering assessment of the fuel channels lasting until the end of the estimated operating lives for the Bruce B units. Maintenance activities at the Bruce site to reposition the support springs in the fuel channels started in 2001 and are planned to continue through 2007 to ensure that the end of life projections are achieved.

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Feeder pipes are part of the piping system that carries hot water between the reactor and the steam generators. Thinning of feeder pipes occurs to varying degrees at all of Bruce’s reactors. Extensive inspections have been carried out to establish the current condition of the feeder pipes of the Bruce units. Feeder pipe thinning and degradation are phenomena common to CANDU reactors and are the subject of industry studies and monitoring. However, compared to other CANDU units, it has occurred to a lesser extent at Bruce B due to the derating of the units, resulting in less harsh operating environments. The feeder pipes are thus not expected to limit the life of the units, although it is expected that if the units are refurbished to extend their operating lives, the feeder pipes will be replaced and upgraded.
Cracking of feeder pipes has been experienced at two CANDU plants located outside Ontario. The affected sections of pipe were replaced and the units were returned to service. BPLP has not experienced any feeder pipe cracking at any of its nuclear facilities but is carrying out inspections during regularly planned outages. The scale of these inspections has been increased in response to these external events. BPLP is also participating in research and development with other CANDU operators to establish the degradation mechanisms.
     Candu Technology
The Bruce A and B units are CANDU reactors. CANDU is a pressurized-heavy-water, natural-uranium power reactor first designed in the 1960’s by a consortium of Canadian government agencies and private industry. All commercial nuclear reactors in Canada use the CANDU technology. It is also the power-reactor product marketed by Canada abroad. CANDU reactors are currently operating in Ontario, Quebec, New Brunswick, Argentina, Romania, South Korea and China.
CANDU reactors are unique in their use of natural-uranium fuel and deuterium oxide, or heavy water, as both a moderator to slow down the fission process and a heat transfer medium within the reactor. The refuelling system is also unique compared to light water reactors in that the CANDU reactors can be refuelled at full power. Notwithstanding that CANDU reactors can be refuelled without being shut down, the number of outage days per year for Bruce’s CANDU reactors currently tends to be greater than the average number of outage days per year for light water reactors, primarily due to maintenance and repair work required for pressure tubes and feeders, which are not used in light water reactors.
All of Bruce reactors have two physically separate and independent systems designed to shut down the reactor within two seconds of being activated. Each of these systems is independent of the primary control systems and includes multiple sensors for detecting emergency conditions. The Bruce reactors also have an emergency core coolant injection system which would be activated in the event of a pipe break in the reactor coolant system. In addition, all of Bruce reactors have a negative pressure containment system designed to keep radioactive material safely contained.
     Employees
BPLP has 3,500 employees. Most of them are unionized. The PWU Collective Agreement expires December 31, 2006. The Society Collective Agreement, which commenced January 1, 2005, expires December 31, 2009. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and Bruce Power ALP.
Cameco Fuel Management
Cameco continues to have overall responsibility to procure nuclear fuel for BPLP. This includes the supply by Cameco of all uranium concentrates and UO2 conversion services required for the Bruce B nuclear generating stations, making BPLP a significant customer for Cameco’s core products. Cameco is also responsible to procure nuclear fuel for Bruce Power ALP. This does not include the procurement or supply to Bruce Power ALP of uranium concentrates.
ZPI has signed a fuel manufacturing services covering all of BPLP’s and Bruce Power ALP’s fuel manufacturing requirements until the initial term of the Lease expires in 2018. Under the arrangement, ZPI will manufacture UO2 provided by Cameco into finished nuclear fuel bundles for the Bruce A and B units.

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BPLP is also pursuing the use of SEU as part of its power uprate project for the four Bruce “B” units. Cameco is working with BPLP, ZPI and others in the development of SEU. Cameco expects BPLP’s use of SEU will increase the volume of U3O8 sold to BPLP and will not significantly reduce natural UO2 conversion services sold to BPLP (see “Uranium Fuel Conversion Services”). In 2003, Cameco initiated a project at its Port Hope facility to modify and add facilities to manufacture SEU powder for the new fuel. Cameco decided in the third quarter of 2005 not to proceed with this project when it was determined that the Port Hope facility could not with certainty be able to supply SEU in time to meet Bruce Power’s schedule for the new fuel and alternative, competitive blending supply sources were identified.
ZPI’s Port Hope plant is being modified, at BPLP’s expense, to produce fuel bundles containing SEU. ZPI has commenced the process to obtain regulatory approval from the CNSC to produce these fuel bundles
OPG Services to Bruce Power
As part of the 2001 OPG-BPLP transaction, OPG agreed to provide certain services to BPLP. Some of these services are required in order for BPLP to comply with terms of its CNSC operating licenses. The material short-term OPG services include: nuclear operating support services and steam generator and fuel channel inspection and maintenance services. These services may be terminated upon 12 months prior notice by either BPLP or OPG. The material long-term OPG services include services relating to the supply, delivery and processing of heavy water for use in the Bruce nuclear units, low level and intermediate waste storage and disposal services, and collection and storage of used fuel bundles generated from the operation of the Bruce nuclear units as further described in “Nuclear Waste Management and Decommissioning.”
Nuclear Waste Management and Decommissioning
As they operate, the Bruce nuclear units generate:
•	used nuclear fuel bundles (“high-level radioactive waste”);

•	other material that has come in close contact with reactors but is less radioactive than used nuclear fuel bundles, such as ion exchange resins and other structural material and reactor equipment, including pressure tubes (“intermediate-level radioactive waste”); and

•	material used in connection with station operation that is not highly radioactive (“low-level radioactive waste”).
Used nuclear fuel bundles from the Bruce reactors are temporarily stored in water-filled pools (“wet bays”) at the Bruce nuclear stations for a cooling off period of at least ten years during which their radioactivity substantially decreases. OPG has constructed a dry storage facility at its radioactive waste operations site that is located on a part of the Bruce site not leased to BPLP. After the cooling off period, used nuclear fuel bundles will be transferred to above ground concrete canisters at OPG’s dry storage facility. In-station modifications to the Bruce “B” wet bays to support the loading of used nuclear fuel bundles into dry storage containers were completed by Bruce Power in 2002. When originally constructed, the wet bays at Bruce “A” and “B” had sufficient capacity to store used nuclear fuel bundles for up to 15 to 20 years of operation. The Bruce “B” wet bays are at or near full capacity, but in 2003, OPG started transferring the used fuel bundles to its dry storage facility.
OPG assumes title to the used nuclear fuel bundles discharged from the Bruce reactors during the term of the Lease. OPG retains title to all used fuel bundles stored in the wet bays before May 11, 2001. No later than April 2003, OPG was required to commence collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at its dry storage facility at the Bruce site. These shipments have now commenced. While used nuclear fuel bundles are contained in the Bruce “B” wet bay, BPLP is responsible for their management.
During the term of the Lease, OPG has also agreed to take title to, store and dispose of all of BPLP’s low and intermediate-level radioactive waste at OPG’s radioactive waste management facility at the Bruce site. OPG retains title to all low and intermediate-level radioactive waste generated before May 11, 2001.

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Under the Lease, OPG, as the owner of the Bruce nuclear plants, is responsible for decommissioning of the eight Bruce nuclear units and for funding and meeting other requirements relating thereto that the CNSC may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible for managing radioactive waste associated with decommissioning of the Bruce nuclear plants.
There is no facility in Canada for the permanent disposal of used nuclear fuel. The Nuclear Fuel Waste Act, implementing the federal government’s nuclear fuel waste management strategy, came into force in November 2002. As required by this legislation, owners of used nuclear fuel in Canada established the Nuclear Waste Management Organization (“NWMO”) with a mandate to manage and co-ordinate the full range of activities relating to the long-term management of used nuclear fuel. After a three year study, the NWMO presented its report and recommendations to the Minister of Natural Resources on the long-term management of used nuclear fuel. The NWMO recommended adaptive phased management with the objective of centralizing all of Canada’s used nuclear fuel in one location, and isolating and containing it deep underground in a suitable rock formation. The federal government is considering the NWMO’s report and recommendations. This legislation that established the NWMO also required the owners of used nuclear fuel, including OPG, to establish a trust fund with a Canadian financial institution and make specified deposits. As OPG is the owner of the used nuclear fuel bundles discharged from the Bruce units, it, not BPLP, is subject to the financial contribution requirements of this legislation.
Federal Regulation
BPLP’s operations are heavily regulated. The CNSC, an agency of the federal government, regulates construction, equipment, safety systems and operating limits for the Bruce nuclear generation stations through its powers under the NSCA (see “Government Regulation — Canadian Uranium Industry Regulation”). Under licenses issued by the CNSC, BPLP is required to regularly report on operations to the CNSC, which monitors the safety performance of the Bruce nuclear generating stations. In addition, BPLP is subject to the Nuclear Liability Act (“NLA”), as well as other legislation associated with labour and environmental matters.
On May 9, 2001, BPLP received a license to operate the Bruce “B” nuclear units and a license to operate the Bruce “A” nuclear units, which licenses took effect on May 11, 2001.
On September 24, 2003, and February 5, 2004 CNSC hearings were held to consider the renewal of the power reactor operating licenses for the Bruce “A” and “B” reactors. On March 12, 2004, BPLP received a 5-year operating license to operate the “A” and “B” reactors through March 31, 2009. Financial assurances required by the CNSC in respect of this license were determined to be $71 million. Under the 2005 Bruce Power restructuring agreements, Cameco is indemnified by Bruce Power ALP for any calls on the assurances resulting from operation of the Bruce “A” units.
The NLA requires operators of nuclear generating facilities to purchase nuclear liability insurance from the Nuclear Liability Association of Canada in amounts specified in the NLA. Currently, the NLA requires the operator of nuclear stations to maintain, for each of its nuclear stations, insurance up to a limit of $75 million for liability imposed under the NLA. Under Part I of the NLA, an operator is strictly liable for any damage to property of, or personal injury to, the public arising from a nuclear incident (as defined in the NLA), other than damage resulting from sabotage or acts of war. If in the opinion of the Governor in Council, an operator’s liability could exceed $75 million in respect of a nuclear incident, or it would be in the public interest to do so, the Governor in Council would proclaim Part II of the NLA in effect. Under Part II of the NLA, an operator’s liability would effectively be limited to the amount of such insurance and the Governor in Council may authorize funds to be paid by the federal government for claims in excess of that amount. The NLA is currently under review and this review could require a significant increase in the insurance coverage that BPLP must obtain.
Ontario’s Electricity Regulation
     Summary of Key Impacts
This section below describes the Ontario regulatory framework that applies to BPLP’s marketing of electricity. BPLP sells electricity into the wholesale spot market and contract market. In Ontario, political risk results from uncertainty over the future direction of government energy policies.

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The actions of the Ontario government have impacted the wholesale market where BPLP sells most of its production. The Ontario government has taken steps in 2005 and in February 2006 to mitigate the impact of increases in electricity price on the approximately 55,000 large industrial and commercial customers in Ontario who consume more than 250,000 kilowatt hours per year (“large consumers”). These actions (described in greater detail below) involve regulating the price of electricity produced by OPG’s baseload nuclear and hydraulic assets and establishing revenue limits on the output of certain of OPG’s other assets. Bruce Power expects these actions to depress the wholesale contract market which remains unregulated.
BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks. BPLP receives a reliable stream of revenue from fixed-price contracts. Approximately 48% of BPLP’s output was sold under fixed-price contracts in 2005. BPLP also sells electricity on the open spot market. Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour. In addition, the 2005 Bruce Power restructuring agreement provides for a floor price of $45 per MWh (escalated by inflation) for the electricity generated by the Bruce B reactors sold into the spot market.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the shortage of generating capacity in Ontario, the need to attract new investment and recent market structure changes made by the government, Cameco believes the risk of the government regulating the wholesale market is low.
     Ontario Electricity Sector Restructuring
The Ontario electricity market opened (“Market Opening”) to full competition in May, 2002. In the Ontario market, generators, wholesalers and suppliers, both inside and outside Ontario, compete to sell electricity into the real time energy market or spot market administered by an agency established by the Ontario government and recently renamed the Independent Electricity System Operator (“IESO”). Both wholesale market participants and retail customers have access to the electricity supplier of their choice. BPLP earns revenue through medium- and long-term contracts and spot market sales. BPLP uses risk management activities, such as hedging, in order to mitigate BPLP’s exposure to volatile electricity prices.
In December 2002, the Government of Ontario passed the Electricity Pricing, Conservation and Supply Act, 2002, reversing, in part, its decision to establish an open electricity market. That legislation and related regulations among other changes fixed the price of electricity paid by “low volume consumers” and other “designated consumers” at 4.3¢/kWh retroactive to Market Opening and capped electricity distribution fees and wholesale market charges.
In March 2003, the Province announced a business protection plan for large electricity consumers in Ontario. Under this plan, except for certain designated customers, all consumers using above 250,000 kWh per year remained in the competitive wholesale and retail markets and received cash rebates.
On November 25, 2003, the newly elected Liberal government of Ontario removed the 4.3¢/kWh price freeze effective April 1, 2004 and replaced it with an interim pricing plan which fixed the first 750 kWh (kilowatt hours) of consumption at 4.7¢/kWh and monthly consumption above that level at 5.5¢/kWh. As of May 1, 2005, the Ontario Energy Board (“OEB”) established a regulated price plan for certain consumers.
In December, 2004, the Ontario government enacted the Electricity Restructuring Act, 2004 (“Electricity Restructuring Act”), and additional changes to the Ontario electricity sector were adopted including:
•	the creation of a new Ontario Power Authority (“OPA”), responsible for ensuring adequate, long-term supply of electricity and integrated system planning;

•	regulated prices in parts of the electricity sector to ensure price stability for certain specified consumers;

•	a revised role for the renamed IESO;

•	creation of a new Conservation Bureau, that will be led by Ontario’s Chief Energy Conservation Officer; and

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•	provisions that will continue to enable the Ministry of Energy to set targets for conservation, renewable energy, and the overall supply mix within Ontario.
In 2005, the Ontario government set an average price of 4.5 cents per kilowatt hour on the output of OPG’s baseload nuclear and largest hydro-electric facilities (collectively “OPG’s regulated assets”). These prices stay in place until the OEB sets new prices for the output of OPG’s regulated assets by a date which will be no earlier than March 31, 2008. These stations represent approximately 60% of OPG’s annual output and approximately 40% of the total generation in Ontario. The Ontario government has stated that it believes that regulating the price of OPG’s regulated assets will reduce price volatility and have a stabilizing effect on electricity price which will be of benefit to all consumers.
In February 2005, the Ontario government established a fixed price of 4.7 cents per kilowatt hour on 85% of the output of OPG’s coal fired and smaller hydro electric operations, which are not part of OPG’s regulated assets (“the unregulated facilities”). This set price was intended to be in effect until April 30, 2006. At that time monies collected above the set price will be refunded to large consumers. In February 2006, the Ontario government announced an additional 3 year revenue limit on OPG’s unregulated facilities. Starting May 1, 2006, the revenue limit on OPG’s unregulated facilities will drop to 4.6 cents per kilowatt hour from the limit of 4.7 cents per kilowatt hour set in February 2005. In 2007, the limit on revenues from these facilities will go up to 4.7 cents and will be increased to 4.8 cents May 1, 2008. Any OPG revenues above these limits will result in a rebate issued quarterly, rather than annually, to large consumers. Bruce Power expects these actions to depress the wholesale contract market which remains unregulated.
The initiative to decontrol OPG assets, as originally contemplated in 2002, has not progressed. However the Ontario government has announced that all coal fired electrical generating facilities in Ontario (representing 7,500 MW or approximately 25% of Ontario’s electricity capacity) will be completely shut down by 2009. Given the shortage of electricity, especially low cost electricity in Ontario, Cameco believes the government is unlikely to shutdown all of these facilities by this target date.
     Ontario Power Authority
The Electricity Restructuring Act created the OPA, which is an independent, self-financed, non-profit corporation, charged with a mandate to ensure long-term supply adequacy in Ontario. Both the Minister of Energy and the OEB will oversee the OPA.
The OPA’s mandate include, among other things, (i) assess the adequacy and reliability of electricity resources for the medium and long-term, (ii) forecast electricity demand and the potential for conservation and renewable energy, (iii) prepare an integrated system plan for generation, transmission and conservation, (iv) procure new supply, transmission, demand management and conservation either by competition or by contract when necessary, (v) promote the diversification of electricity sources through cleaner energy sources and technology and alternative and renewable energy sources and (vi) stabilize rates for certain consumers.
The OPA is empowered to enter into generation and transmission and procurement contracts where necessary. The OPA has a statutory ability to recover its costs and payments associated with procurement contracts. The integrated system plan created by the OPA is subject to review by the Minister and by the OEB.
In late 2005, the OPA published its Supply Mix Advice report which set out the recommendations to the Minister of Energy for the future development of Ontario’s electricity system. The report recommended increasing the share of renewable resources in Ontario’s supply mix, nuclear generation maintain its current 50% contribution of electrical energy, and replace coal by increasing the share of gas fired generation and renewable resources.

50	2005 Cameco Annual Information Form

     Electricity Price Adjustments
Regulations under the Electricity Restructuring Act will require the IESO, electricity distributors and retailers to make adjustments to their billing systems so that payments made by consumers (large loads and anyone not prescribed by regulation) are equal to the payments made to the generators, the OPA and OEFC. The Electricity Restructuring Act introduces a blended electricity price from various generation sources. Specified consumers, on the other hand, may pay a price established under a regulated price plan under the jurisdiction of the OEB but have the option of purchasing their electricity from energy retailers.
     The IESO
The IESO functions both as independent system operator, ensuring overall system reliability and stability through control of physical dispatch, and as the clearing house for the settlement of spot transactions by suppliers and purchasers of electricity participating in the IESO wholesale market. The Electricity Restructuring Act authorizes the IESO, through its billing and settlement systems, to ensure that market participants will, over time, pay the true cost of electricity, taking into consideration the mix of regulated and market prices payable to generators and OPG.
The IESO-administered wholesale market for energy services consists of: (i) physical markets, relating to the dispatch and pricing of electricity; and (ii) financial markets, which are focused on financial risk management associated with the exposure to spot market energy prices and to transmission constraints.
The IESO-administered physical electricity markets consist of both real-time and procurement markets: real-time markets for energy and operating reserve, and, if implemented, a capacity reserve market, and procurement markets for additional generation-related services to maintain reliability of the transmission grid.
Spot market prices in the IESO-administered real-time market fluctuate significantly as a result of a number of influences, including domestic market demand, operating reserve requirements, generation availability and the volume of imports from and exports to interconnected markets. The operating reserve markets establish market clearing prices that are paid to parties whose offers to provide operating reserve are accepted by the IESO.
The IESO maintains the reliability of the transmission grid through ancillary services (operating reserve, reactive support/voltage control service, black start capability and automatic generation control) and must-run contracts for local reliability. The Ontario government is in discussions with the Province of Manitoba to expand the transmission inter-ties between Ontario and Manitoba.
The IESO also collects the transmission service charges designed to recover the transmission owners’ OEB-approved revenue requirements and disburses these revenues to the transmission owners. Consumers of significant amounts of electricity can, individually or as a group, build their own generation facilities and thereby avoid paying certain transmission charges. In many circumstances, consumer-owned generation will also allow those consumers to avoid IESO uplift charges. This can give rise to the construction of new generation capacity that would not be economic if it were not for this avoidance of transmission charges and IESO uplift charges.
     OEB’s Licensing Process and Industry Codes
The OEB has developed licenses for electricity generation, transmission, distribution, wholesale and retail. It has also developed several associated codes for retailing, transmission and distribution. On February 28, 2001, the OEB issued a generation license for Bruce Power Units 1 to 8 that will remain in force until February 27, 2019. The license includes authorization to act as a wholesaler of electric power.

51	2005 Cameco Annual Information Form

CENTERRA GOLD INC.
Centerra
Cameco indirectly owns 52.7% of Centerra, a company listed and publicly traded on the Toronto Stock Exchange. Centerra is focused on acquiring, exploring, developing and operating gold properties primarily in Central Asia, the former Soviet Union and other emerging markets. Centerra is the largest western-based gold producer in Central Asia and the former Soviet Union. Centerra subsidiaries operate two producing mines: the Kumtor mine in the Kyrgyz Republic, in which it has a 100% interest, and the Boroo mine in Mongolia, in which it has a 95% interest. It also has interests in exploration properties, including a 100% interest in the Gatsuurt exploration property in Mongolia, located 35 kilometres from the Boroo mine, and a 62% interest in the REN exploration property in Nevada. In 2005, the Kumtor mine produced about 501,000 ounces of gold at a total cash cost of approximately $274 (US) per ounce and the Boroo mine produced about 286,000 ounces of gold at a total cash cost of approximately $183 (US) per ounce. In 2006, Centerra expects Kumtor production to be 461,000 ounces and Boroo production to be 268,000 ounces.
During 2005, Centerra accelerated its drilling activities at many of its key exploration sites. At the end of the year, Centerra updated its reserve and resource estimates. Reserves of 2.32 million ounces of gold have been added at Kumtor before accounting for mining of 614,000 ounces of contained gold in 2005. The reserve grade has also increased from 3.3 grams/tonne (g/t) gold to 3.8 g/t. These changes were primarily a result of additional drilling at the south end of the currently operating pit. At Boroo, reserves of 349,000 ounces of gold have been added, mostly as a result of additional drilling and changes in pit designs. Additionally, 2.5 million ounces of measured and indicated resources have been added to Centerra’s resource base. The 2005 year-end reserves were estimated using a gold price of $400 (US) per ounce. The 2004 year-end estimates used a gold price of $375 (US) per ounce. The increase in the gold price used for reserve estimation had a minimal contribution to the reserve increase.
Based on these estimates and current mining plans, the additional reserves will extend the Kumtor mine life by almost three years (now expected to be depleted by 2013) and the Boroo mine life by more than one year (now expected to be depleted by 2011). The Kumtor reserves are scheduled to be mined and milled over the eight year period 2006 to 2013, with low grade stockpiles being milled in the last two years (approximately 206,000 ounces in 2012 and 37,000 ounces in 2013). Detailed estimates of gold reserves and resources are reported at “Centerra Gold Inc. — Reserves and Resources”.
As at December 31, 2005, Cameco’s interest:
•	in the reserves at Kumtor and Boroo mines amounted to total proven and probable reserves of 3.2 million ounces of gold; and

•	in the resources at Kumtor and Boroo mines and Gatsuurt and Ren exploration properties, amounted to 3.1 million ounces of gold in measured and indicated resources and 748,000 ounces of gold in inferred resources.
Centerra does not have any third party debt. Its gold production is completely unhedged, with all forward sales agreements closed as of September 30, 2004. Approximately $2.8 million (US) of earnings as deferred charges, net of deferred revenue, related to closing out gold hedges, will be recognized by Centerra over the two-year period 2006 and 2007. As Centerra’s financial statements are consolidated with Cameco’s, Cameco will also recognize these deferred charges in revenue and then reduce them for minority interest (which is an allocation to reflect the ownership interest of other Centerra shareholders).
Centerra’s exploration expenditures in 2005 were $25.5 million (US). Centerra has budgeted $21 million (US) of spending on exploration in 2006.

52	2005 Cameco Annual Information Form

For 2006, Centerra has budgeted $103 million (US) of capital expenditures. This includes $87 million (US) in growth capital spending primarily attributable to the addition of larger, more productive haulage trucks and shovels as well as other support and auxiliary equipment and infrastructure in support of the increase of mine life at the Kumtor mine.
In the near-term, Centerra subsidiaries have minimal exposure to cash corporate income taxes due to the availability of tax loss carry-forwards to offset taxable income in the Kyrgyz Republic and a three-year 100% tax relief period on income earned in Mongolia. At current gold prices and planned mining activity, Centerra expects the loss carry-forwards to be fully utilized during 2007. A Centerra subsidiary is in the second year of the three-year Mongolian tax relief period. After the expiry of the tax relief period (starting in 2007), this subsidiary will be entitled to 50% tax relief for the subsequent three-year period.
Despite Kumtor being owned and operated by Centerra through its wholly owned subsidiaries, under Canadian securities law, it is considered a material gold mining property for Cameco. Cameco has no other material gold mining properties.
Kumtor Restructuring
On June 22, 2004, Cameco completed the Kumtor restructuring. Prior to the Kumtor restructuring, Cameco held a one-third interest in the Kumtor mine, located in the Kyrgyz Republic. Kyrgyzaltyn, a Kyrgyz joint stock company whose shares are 100% owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. As part of the Kumtor restructuring, Cameco transferred its one-third ownership interest in the Kumtor mine and substantially all of Cameco’s other gold assets to Centerra, including its 53% interest in the Boroo mine in Mongolia held through its 56% ownership interest in AGR Limited (“AGR”), in exchange for common shares of Centerra and assumption of certain liabilities by Centerra. In addition, Kyrgyzaltyn transferred its two-thirds interest in Kumtor to Centerra in exchange for common shares of Centerra, cash and certain outstanding debt.
On June 30, 2004, Centerra completed an initial public and secondary offering of its common shares and began trading on the Toronto Stock Exchange. At that time, Centerra also acquired over 99% of the shares held by the minority shareholders of AGR in exchange for common shares of Centerra. Under the corporate law that applies to AGR, AGR subsequently redeemed all of its outstanding shares, other than the shares held by Centerra, bringing Centerra’s interest in AGR to 100%. Following these transactions, Centerra has a 100% interest in the Kumtor mine and a 95% interest in the Boroo mine.
Kumtor Mine
The Kumtor gold mine, located in the Kyrgyz Republic, is the largest gold mine in Central Asia operated by a western-based producer. It has been in operation since 1997. During the nine-year period from 1997 to 2005, the Kumtor mine produced 5.5 million ounces of gold from the Kumtor open pit at a total cash cost of approximately $183 (US) per ounce.
     Doing Business in the Kyrgyz Republic
The Kyrgyz Republic is a landlocked and mountainous country located in the middle of the Asian continent. It borders Kazakhstan in the north, the People’s Republic of China in the east, Tajikistan in the south and Uzbekistan in the west. It is the smallest of the Central Asian nations and has a population of approximately five million people. The Kyrgyz economy is predominantly agricultural, with two-thirds of the country’s population living in rural areas. The country contains deposits of gold and rare earth metals.
     Government and Political Factors
The Kyrgyz Republic had been a constituent republic of the Soviet Union. The country declared its independence from the Soviet Union in 1991 and became a member of the CIS. The national currency of the Kyrgyz Republic, the Som, is freely convertible into United States dollars within the Kyrgyz Republic at a floating exchange rate and has remained relatively stable over the last four years. The Kumtor mine is the largest private sector employer of Kyrgyz citizens and is the largest foreign investment in the country.

53	2005 Cameco Annual Information Form

In 2005, the Kyrgyz Republic went through a major change in its political life. The former President of the Kyrgyz Republic, Mr. Askar Akayev, was ousted from office following an earlier parliamentary election. The newly elected parliament designated Mr. Kurmanbeck Bakiyev as the new president of the Kyrgyz Republic. Subsequently, Mr. Bakiyev won a presidential election and was confirmed as the President of the Kyrgyz Republic for a five year term. Mr. Felix Kulov has been appointed the Prime Minister of the Kyrgyz Republic.
Following the ouster of President Akayev, the new government began various investigations into the activities of the prior government and former President Akayev’s assets. Centerra’s wholly-owned Kyrgyz subsidiary, Kumtor Gold Company (“KGC”), was included in the list of assets subject to inquiry by a special commission formed for this purpose on April 18, 2005. The commission published a report in June 2005 on its findings that did not contain any allegations against Centerra or its subsidiaries.
The State Audit Chamber of the Kyrgyz Republic was asked by the previous parliament to provide clarification to it with respect to the Kumtor restructuring in 2004. In April, 2005, KGC was requested to provide information with respect to the restructuring. KGC agreed to assist the Chamber in its review. Subsequently, in June 2005, the Attorney General’s office requested documents from Centerra and its Kyrgyz subsidiaries as part of a criminal investigation into alleged abuses of power or authority by officers of the Kyrgyz government, Kyrgyzaltyn, and Centerra’s Kyrgyz subsidiaries. The investigation was based on previous parliamentary resolutions opposing and challenging the Kumtor agreements and the legality of the restructuring. Centerra responded cooperatively to these requests. Centerra stated publicly that it was not aware of any basis for allegations of criminal conduct, and noted that the Kumtor restructuring had been approved by government decree and was supported by legal opinions of the Ministry of Justice on the authority of the government to enter into and complete the restructuring.
These inquiries and investigations have not resulted in any material negative effect on Kumtor, and to Centerra’s knowledge, are inactive or are currently not being pursued by the Kyrgyz authorities. President Bakiyev and Prime Minister Kulov have also stated on several occasions that the Kyrgyz Republic will honour its agreements with Kumtor and Centerra. Nonetheless, as the largest foreign investment enterprise in the Kyrgyz Republic, the Kumtor project continues to be the subject of political debate.
Although the election of Mr. Bakiyev as President and the appointment of Mr. Kulov as Prime Minister brought a measure of stability to the Kyrgyz Republic following the events of March, 2005, the political situation in the country continues to evolve. There remains a risk of future political instability.
     Relevant Kyrgyz Law and the Investment Agreement with the Government of the Kyrgyz Republic
Prior to the Kumtor restructuring, the operations of the Kumtor mine and its property holdings were governed by a Master Agreement entered into in 1992 between Cameco, the government of the Kyrgyz Republic and Kyrgyzaltyn (the “Master Agreement”) and related agreements. These agreements established the applicable rules and regulations with respect to the exploitation of the Kumtor property, including the tenure of mineral and surface rights, operating obligations, applicable taxes, employment of Kyrgyz citizens and the import and export of funds, materials and gold produced from the Kumtor mine. Other laws and regulations of general application in the Kyrgyz Republic also applied to the operation of the Kumtor mine, except to the extent they conflicted with these agreements.
As part of the Kumtor restructuring, Centerra, Cameco, Kyrgyzaltyn and the government of the Kyrgyz Republic entered into an agreement pursuant to which, effective simultaneously with the completion of the Kumtor restructuring, the Master Agreement was replaced by an Investment Agreement (the “Investment Agreement”) between Centerra, KGC and the government of the Kyrgyz Republic. This new Investment Agreement and related agreements set out the terms and conditions applicable to Centerra’s ongoing operation and development of the Kumtor mine and have continued the regime established by the Master Agreement. The Investment Agreement has a term lasting until the earlier of 2043 or when the Kumtor deposits are exhausted and mining is completed.

54	2005 Cameco Annual Information Form

The Investment Agreement also specifies that Centerra will be subject to only those Kyrgyz tax laws and regulations that existed as of December 31, 2003. This includes a profit tax of 20%, a withholding tax on dividends and interest of 10% and an emergency fund tax of 1.5% of the value of products sold.
Pursuant to the Investment Agreement, Centerra has the right to elect whether to be subject to any change in tax laws or regulations that modifies the amount or timing of tax or the manner in which tax liability is determined or calculated (whether or not the tax change increases or decreases Centerra’s liability) or instead remain subject to the tax in effect prior to the change for a term of 10 years from the date of the change. However, if a change in tax laws eliminates any specified tax in its entirety (as opposed to merely reducing a specified tax), Centerra will remain subject to that tax as it existed prior to its elimination.
The Investment Agreement provides Centerra with guarantees against expropriation and rights to non-discrimination. It also stipulates that Centerra is entitled to all necessary permits and approvals relating to the Kumtor mine, including with respect to environmental matters and hiring of foreign nationals.
Centerra has the right to import any capital equipment and operating supplies, subject to import duties and administrative charges, but free of other charges and without unreasonable formalities that might hinder or delay such imports. Centerra also has the right to export any of its products, including processed or unprocessed minerals of any type, free of export duty and other charges and without unreasonable formalities that delay or hinder such exports.
The agreements Centerra has entered into in connection with the Kumtor restructuring were also designed to preserve and extend the benefits which the Kumtor mine has brought to the Kyrgyz Republic. Under the Investment Agreement Centerra has committed to continue to conduct its operations in accordance with good international mining practices, in material compliance with the standards applicable under the Environmental Management Action Plan (“EMAP”) for the Kumtor mine, which include operation in material compliance with federal Canadian, Saskatchewan and World bank environmental, health and safety laws, regulations, policies and guidelines in effect as of June 15, 1995 and all laws currently applicable to the Kumtor mine, including the laws of the Kyrgyz Republic.
     Property, Location, Concession and Mine Site
The Kumtor mine is located in the Tien Shan Mountains, some 350 kilometres to the southeast of the national capital Bishkek and about 60 kilometres to the north of the international boundary with the People’s Republic of China.
Pursuant to an Amended and Restated Concession Agreement (the “Concession Agreement”) between KGC (which as part of the Kumtor restructuring became a wholly-owned subsidiary of Centerra) and the government of the Kyrgyz Republic that became effective on the closing of the Kumtor restructuring, Centerra has the exclusive rights to all minerals within an area of approximately 750 hectares of land centred on the Kumtor gold deposits (the “Concession Area”). Its mineral and surface rights for the Kumtor deposit extend until May 10, 2043.
With the recent expansion of the mineral resources and reserves, KGC has applied for an expanded mining concession covering the original Concession Area, the Northeast Zone and the Southwest Zone, Sarytor and adjacent areas to the southwest. The Investment Agreement provides that the government of the Kyrgyz Republic shall grant any necessary additional mining concessions within the Exploration License (defined below) on substantially the same terms and conditions as those specified for the Concession Area. Pending the grant of the expanded concession, on January 30, 2006, KGC was granted a mining license comprising 56.5 hectares and covering the Southwest Zone. The license has a term of 180 days. The Southwest Zone probable reserves are estimated at 2.8 million tonnes at 3.2 g/t for 283,000 ounces of contained gold.
The Concession Agreement confirms Centerra’s right to use sufficient additional surface lands for the purposes of the construction and occupation of all mining and milling superstructure and facilities, work camp and other infrastructure facilities necessary to carry out work at the Kumtor mine.

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KGC must make a concession payment of $4 (US) for each ounce of gold sold from the Kumtor deposit, with such payments to be made quarterly within 90 days of the end of each calendar quarter based on that quarter’s gold sales by KGC. In addition, KGC must pay 2% of its net profits into a social development fund until its subordinated and shareholder loans outstanding as of December 31, 2003 are repaid and thereafter 4% of its net profits until the end of the Kumtor operations.
KGC was also granted the exclusive right to develop any mineral resources within a 7.5 kilometre radius from the perimeter of the original Concession Area, which includes the Northeast Zone, the Southwest Zone, Sarytor and adjacent areas to the southwest, an area covering approximately 26,660 hectares (the “Exploration License”). This right is continued by the Investment Agreement. The government of the Kyrgyz Republic has also agreed to grant Centerra any necessary mining concessions for the Exploration License on substantially the same terms and conditions as those specified for the Concession Area.
The Kumtor site includes an open pit mine situated at approximately 4,000 metres above sea level. The mine includes waste and ore stockpile areas as well as an area to dispose of the ice removed during operations. Ore is processed at a crusher and mill. Other major facilities include a fresh water system, a camp/residence for the employees on site, a warehouse, workshops, offices, a batch plant, two standby diesel generators and a tailings management facility. In February 2006, Centerra also commenced open pit mining at a satellite gold deposit located at the Southwest Zone.
The tailings management facility is located in the Kumtor River valley and consists of twin tailings lines, a tailings dam, an effluent treatment plant and two diversion ditches around the area to prevent runoff and natural watercourses from entering the tailings basin. These facilities received approval from the government of the Kyrgyz Republic during 1999. Each tailings pipeline is approximately six kilometres in length. The tailings dam was designed and constructed to address the permafrost conditions at the mine site. The dam is approximately two kilometres in length and up to 27 metres in height. The tailings dam has been designed to accommodate projected requirements for tailings storage for the life of the mine and can be expanded if necessary due to additional mine production. In 2005, Centerra spent approximately $0.8 million (US) for the expansion of the tailings dam.
Centerra identified an ice-rich silt layer beneath the tailings dam that has been the cause of some minor movement of the tailings dam. In 2003, in order to proactively deal with the issue, a shear key was constructed for 700 metres along the toes of the dam by excavating a trench approximately six metres deep and 20 metres wide and filling it with well-compacted granular fill. A five-metre berm of well-compacted granular fill was then constructed over the shear key. The shear key is designed to interrupt and replace an ice-rich silt layer along the downstream dam toe within the area of measured movement, with a high-strength stiff granular fill of sufficient width that the mobilized strength of the fill will eventually stop the movement. In 2005, further geotechnical monitoring of the tailings dam movement was performed by independent international and Kyrgyz engineers. It was recommended that an extension to the shear key and buttress would assure a more rapid cessation of movement of the tailings dam. A construction program for such an extension has been developed.
All material permits and licenses required for the current mining operations at Kumtor are in good standing.
     Site accessibility, infrastructure and physiography
Access to the Kumtor mine site is by main road from Bishkek to Balykchy, on the western shore of Lake Issyk-Kul, a distance of 178 kilometres, then on a secondary road along the south shore of the lake to the town of Barskaun for another 150 kilometres and a final 100 kilometres into the Tien-Shan Mountains to reach the deposit. Considerable work has been performed to maintain this access road and despite occasional avalanches and movements of gravel and till down steep slopes during heavy rains, there has not been any extended period during which the road has been out of service.
The Kumtor mill is situated in alpine terrain at an elevation of approximately 4,018 metres, while the highest mining excavations exceed an elevation of 4,400 metres. The main camp, administration and maintenance facilities are at about 3,600 metres. Local valleys are occupied by active glaciers that extend down to elevations of 3,800 to 3,900 metres and permafrost in the area can reach a depth of 250 metres. The area is seismically active, as a result of the continuing

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convergence of India and Eurasia, but the Kumtor area has a relatively sparse distribution of historical seismicity. All facilities at Kumtor, including the process plant and tailings storage dam, have been designed in accordance with recommended seismic standards for the area.
The climate is continental with a mean annual temperature of minus eight degrees Celsius. Extreme recorded temperatures vary from plus 23 to minus 49 degrees Celsius, with short summers that last from June to September. Precipitation is low at 300 millimetres per annum, with the majority falling in the summer months, and annual snow accumulation of 600 millimetres. Kumtor operates 365 days-per-year. Reflecting the harsh climate and high elevation, sparse, low vegetation is restricted to the valley floors and lower mountain slopes, with a total absence of trees or shrubs.
The mine site is connected to the Kyrgyz national power grid with a 110 kilovolt overhead power line running parallel to the access road. Fresh water is taken from Petrov Lake, situated five kilometres northeast of the mill site. The minimum water inflow into the lake is estimated to be in excess of 1,000 cubic metres per hour or approximately 1.4 times the average project demand.
     History and Financing
The Kumtor area has a history of intermittent exploration dating to the late 1920s. The Kumtor deposit was discovered in the summer of 1978 in the course of a general survey. Intensive exploration, adit sampling, drilling and geological interpretation work took place between 1979 and 1989, culminating in an initial reserve statement issued by the USSR State Committee on Reserves in March 1990.
Cameco was presented the opportunity to become involved with the Kumtor project in 1992 while pursuing uranium prospects in the Kyrgyz Republic. An initial agreement with the government of the Kyrgyz Republic was signed in December 1992 giving Cameco the exclusive right to evaluate and develop the Kumtor project. A project development agreement was finalized with the government of the Kyrgyz Republic in May 1994. Pursuant to this agreement, a Cameco subsidiary held an indirect one-third interest in KGC, a Kyrgyz joint stock company that owns the concession giving it exclusive rights to develop the Kumtor mine. Kyrgyzaltyn, a Kyrgyz joint stock company wholly-owned by the government of the Kyrgyz Republic, held the remaining two-thirds interest. Another Cameco subsidiary, Kumtor Operating Company (“KOC”), acted as operator of the joint venture for which it received a management fee.
Project construction began in late 1994 and was financed by Cameco and an international group of banks and lending agencies at a cost of $452 million (US), which amount has been repaid.
     Geology and Mineralization
The Kumtor gold deposit occurs in the southern Tien Shan metallogenic belt, a Hercynian fault and thrust belt that traverses Central Asia from Uzbekistan in the west through Tajikistan and the Kyrgyz Republic into north-western China, a distance of more than 1,500 kilometres.
There are four major thrust slices comprising the mine geology, with an inverted age relationship. Each thrust sheet contains older rocks than the sheet it structurally overlies. The slice hosting the Kumtor gold mineralization is composed of Vendian (youngest Proterozoic or oldest Paleozoic) meta-sediments, grey carbonaceous quartz-sericite-chlorite schists or phyllites that are strongly folded and schistose. The fault forming the footwall contact of this structural segment is the Kumtor Fault Zone, a dark-grey to black, graphitic gouge zone. The fault zone strikes northeasterly, dips to the southeast at moderate angles and has a width of up to 30 metres. The adjacent rocks in its hanging wall are strongly affected by shearing and faulting for a distance of up to several hundred metres. The rocks in the structural footwall of the fault zone are Cambro-Ordovician limestone and phyllite, thrust over Tertiary sediments of possible continental derivation that in turn rest, with apparent profound unconformity, on Carboniferous clastic sediments.
The Kumtor gold deposit is structurally controlled on a major fault of regional importance and is a member of the class of structurally controlled mesothermal gold replacement deposits. The Kumtor gold deposit occurs where the Vendian sediments have been hydrothermally altered and mineralized based on structural considerations. Gold mineralization has been observed over a distance of more than 12 kilometres, with the Kumtor deposit itself located in what is called the Centre Block, with a length of 1,200 metres, a vertical range of 1,000 metres and a width of up to 300 metres. A buried

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intrusive body is inferred by geophysical methods to occur some five kilometres to the northwest of the deposit and may be the source of the mineralization process at Kumtor.
Within the Kumtor deposit, four zones of gold mineralization have been delineated:
•	Two parallel zones of alteration and gold mineralization strike northeasterly and dip to the southeast at 45° to 60°, separated by 30 to 50 metres of barren or poorly mineralized rock. The South Zone, with a length of 700 to 1,000 metres and a horizontal width of 40 to 80 metres, is reasonably well mineralized throughout its entire length, with an average gold grade of 3 to 4 grams per tonne. The North Zone, somewhat more extensive along strike but with a similar width, has lesser gold grade continuity and splits into a number of individual lenses that have average gold grades in the range of 2 to 3.5 grams per tonne;
•	At their northeastern end, the North and South Zones coalesce into the Stockwork Zone, which has higher gold grades and good grade continuity. Its dimensions in plan are 400 to 500 metres long by 50 to 200 metres wide, with an average gold grade of 5 to 6 grams per tonne, depending on the cut-off grade. The Stockwork Zone plunges northeasterly at 40° to 50°, and diminishes in size below elevation 3900. Its down-plunge continuation below elevation 3,900 is known as the NB Zone. Geographically, the Stockwork Zone is located closest to the pit highwall and thus governs to a large extent the overall strip ratio of the pit design; and
•	In the southwestern part of the deposit, the SB Zone (a division of the South Zone) has recently been found below elevation 3,900. Ongoing drilling in this area indicates this mineralization to be similar in character to the Stockwork Zone. While its full dimension remains to be defined, it appears somewhat smaller than the Stockwork Zone, but is of excellent grade. It is the SB Zone that has given rise to the large increase in the mineral reserves of the Kumtor deposit as the result of drilling conducted in 2005 in this area.
Mineralization took place in four main pulses. An initial pulse resulted primarily in pervasive quartz-carbonate-albite-chlorite-sericite-pyrite alteration, with little gold of economic consequence being deposited. The next two pulses deposited all of economic significant gold at Kumtor. Feldspar makes up nearly 20% of the ore, carbonates (calcite, dolomite, ankerite and siderite) collectively 25 to 30%, pyrite 15 to 20%, quartz 5 to 10% and the remainder are host rock inclusions.
The gold and the gold-bearing minerals occur as very fine inclusions in the pyrite, with an average size of only 10 microns. This, together with the poor cyanide leach response of the gold tellurides, accounts for the partly refractory nature of the Kumtor ore. The refractory characteristics are reflected in the relatively low historic and forecasted gold recovery of around 80%, despite the very fine grind applied to the pyrite flotation concentrate from which most of the gold at Kumtor is recovered by leaching. The fine grain size of the gold also renders assaying of this mineralization relatively reliable, with only a small nugget effect.
Most of the mineralization takes the form of veins, veinlets and breccia bodies in which the mineralization forms the matrix. In the more intensely mineralized areas, the surrounding host rock has also been altered. Post-ore faulting is generally parallel to, or at low angles with, the mineralized sequence. These faults often carry significant quantities of graphite, which resulted in a change in milling procedures early in the mine’s life to maintain acceptable recoveries.
The Southwest Zone is located to the southwest of the Kumtor deposit across the Davidov glacier, along the Kumtor fault. It is about 2.5 kilometres from the Kumtor mill. To the southwest, the Southwest Zone is covered by the Sarytor glacier, beyond which additional mineralization is known as the Sarytor deposit.
The structural/lithological framework of the Southwest Zone and Sarytor areas is identical to those of the Kumtor deposit with the structural dips generally somewhat shallower than at Kumtor at an angle of 20° to 50°.
At the Southwest Zone, gold mineralization is strictly controlled by the Kumtor thrust zone. A number of individual zones of mineralization have been identified within an overall mineralized envelope that is around 100 metres thick and has been traced by surface drilling for a strike length in excess of one kilometre. Individual zones tend to be relatively narrow and of different levels of intensity, and their contacts are often marked by tectonic crush zones with black fault gouge. Due to the flat orientation of the mineralized zones, their contacts have a sinuous feature in both plan and section.

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The Sarytor area is located further southwest from the Southwest deposit. The drill results indicate that mineralized horizon at the Sarytor area strikes east-west and dips south at 20° to 30°. The thickness of the mineralized envelope is relatively consistent and varies from 80 metres to 120 metres, with the strike length of the known mineralization being approximately 800 metres.
Host rocks are tectonized slates and phyllites with lenses of till-like conglomerates and dolomitic slates. Development of background alteration is weak and represented mainly by vein-type silicification. Host rocks do not carry any elevated gold values. The mineralization zone has been traced by drilling for 200 to 300 metres down dip.
The mineralized envelope hosts three mineralized zones separated by zones of strongly faulted host rocks. Alteration intensity and zone thickness increase southward. Metasomatism is represented by banded albite-carbonate-quartz alteration with 3% to 5% pyrite. Barite and siderite are well developed in the southern part of Sarytor. As a rule, pyrite content is positively correlated with the gold grade.
     Historical Exploration, Sampling and Drilling
From 1979 to 1989, a systematic evaluation of the Kumtor deposit was carried out by the state Kyrgyz geology department and consisting of:
•	The delineation of the surface extent of the mineralization by 60 trenches;
•	The exploration of the upper portion of the deposit by underground drifts and crosscuts developed on three levels and totalling 30 kilometres of workings;
•	Testing of the lower portion of the deposit by 114 inclined and vertical diamond drill holes from the surface and 32 horizontal diamond drill holes from underground for a total of approximately 77,000 metres of drilling; and
•	The assembly of a sampling database containing 69,775 samples collected from trenches, underground workings and drill cores. Three bulk samples weighing 9 tonnes, 20 tonnes and 464 tonnes were processed for metallurgical test work.
Late in 1992, Kilborn Western Ltd. (presently SNC-Lavalin Inc.) was commissioned to prepare a feasibility study to evaluate and develop the Kumtor deposit. In addition to the work completed prior to the feasibility study in 1994, in the interval from 1998 to 2005, KOC has completed 378 diamond drill holes having an aggregate length of 112,047 metres in the area of the Kumtor deposit itself and an additional 268 diamond drill holes over an aggregate length of 45,475 metres in exploration areas surrounding the Kumtor deposit.
Exploration and business development expenditures at Kumtor were $14.6 million (US) during 2005. These expenditures relate primarily to ongoing drilling in the immediate vicinity of the main Kumtor pit and the Sarytor Zone. At Kumtor, planned exploration expenditures for 2006 are $11.4 million (US).
The 2005 exploration drilling program had the following contribution to the year-end increase in reserves and resources at Kumtor:
•	Most of the increase in reserves is due to positive drilling results and the new pit design for the south-end of the main pit. Additional drilling is planned for 2006.
•	The 940,000 ounces of gold increase from the 2004 year-end measured and indicated resources is largely attributable to positive exploration results in the north-end of the main pit. Additional drilling is planned for 2006.
•	At the Southwest Zone, reserves and resources have not been updated during 2005 as there was no additional drill information developed for the deposit in 2005.

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•	At the Sarytor Zone, resources were upgraded due to 2005 drilling, although about 60% of the mineral resources are currently in the inferred category due to the open drill pattern. Additional drilling is planned for 2006.
Cameco believes that Centerra has developed and implemented procedures for quality control, data verification and security of sampling that will assure the integrity of information resulting from drilling activities at the Kumtor mine.
     Employees
Kumtor has approximately 1,740 permanent employees, of which approximately 95% are Kyrgyz citizens. The Kumtor mine is unionized and all of Kumtor’s national employees in the Kyrgyz Republic are subject to a collective agreement between KOC and the Trade Union Committee. KOC’s labour relations to date have been generally good and there have no work stoppages due to labour disputes. However, the Trade Union Committee has recently demanded substantial additional compensation and alleged violations of labour legislation by KOC. KOC does not believe that the Trade Union Committee’s position has merit. However, KOC is in discussions with the Trade Union Committee with a view to resolving the outstanding issues amicably. The collective agreement expires at the end of 2006.
     Mining
Kumtor has approximately 1,740 permanent employees, of which approximately 95% are Kyrgyz citizens. The Kumtor deposit is mined using conventional open pit mining methods and in 2005 mined approximately 15,000 to 17,000 tonnes per day of ore and approximately 230,000 tonnes per day of waste.
Initially, part of the orebody was overlain by an icecap 10 to 30 metres thick. This icecap was removed during the first three years of operation. Now mining is focused on ore extraction and removal of the surrounding waste rock. Operations began at the 4,300 metre elevation in 1996. Presently, mining is conducted between the 4,470 and 3,850 metre elevations. The current life of mine plan envisages mining down to the 3,620 metre elevation.
     Milling
The milling process at the Kumtor mill reflects the fine-grained nature of the gold and its intimate association with pyrite and consists of crushing, grinding, pyrite flotation and double re-grinding the flotation concentrate. Two separate carbon-in-leach (“CIL”) circuits recover the gold from the re-ground concentrate and from the flotation tails, with final gold recovery accomplished by electro winning and refining. The mill was originally designed with a capacity to process 4.8 million tonnes of ore per year, but the actual mill throughput is currently 5.6 million tonnes per year. Historically, the metallurgical recovery has averaged about 80%.
     Production History
The Kumtor mill started processing ore in the third quarter of 1996, leading to commercial production in the second quarter of 1997. Through December 31, 2005, a total of 48.2 million tonnes of ore has been milled with an average gold content of 4.5 grams per tonne. The total gold recovered was 5.5 million ounces. In addition, 453 million tonnes of waste and ice had been mined for an overall waste to ore strip ratio of 9.0 to 1.
     Highwall Ground Movement
The current pit design is a response to the July 8, 2002 pit wall failure at the Kumtor mine, also known as the “highwall ground movement”, which resulted in the temporary suspension of mining operations. While some ground movement is common, this was a very significant and unexpected movement which affected the pit wall over a vertical distance of 280 metres and caused one fatality. Although mine production resumed seven days later in an area away from the pit wall failure, the highwall ground movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible to mining. As at December 31, 2004, the entire area affected by the highwall ground movement has been mined out.

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Following the highwall ground movement, Centerra’s geotechnical consultant assessed the potential explanations for the pit wall failure and provided guidance with respect to remedial and long-term pit shape design criteria that would reduce the possibility of a recurrence. A detailed surface mapping and geotechnical drilling program was designed and initiated to provide further information on the cause of the highwall ground movement. The evaluation of the data resulting from the additional investigation programs has led to a revision of the structural model in the area of the northeast wall and reformulated slope design criteria for the final pit. The revisions in the structural model centred on a zone of highly tectonized rock located in the northeast wall, immediately adjacent to the main Stockwork Zone. This zone of very weak rock, combined with the steep backscarp structure, which also approximately parallels the ore boundary fault, is postulated as being the main cause of the failure.
Centerra is pursuing a claim under its insurance arrangements for certain losses it incurred as a result of the highwall ground movement, in particular the failure of the working bench. At this time there can be no assurance as to whether Centerra will be compensated for these losses under the insurance arrangements or the amount of any compensation Centerra might receive.
     Southeast Wall Movement
In February 2004, some movement in the southeast wall of the Kumtor open pit was detected by the monitoring system. A crack was also discovered at the crest of the wall. The affected area of the southeast wall extends over a face length of 300 metres and a wall height of about 200 metres. This area has now been mined out.
In February 2006, additional minor movement was detected. Golder has made certain recommendations for remediation that are being implemented. The southeast wall area will continue to be closely monitored.
     Gold Sales
All gold produced by the Kumtor mine is purchased at the mine site by Kyrgyzaltyn for processing at its refinery in the Kyrgyz Republic pursuant to a Gold and Silver Sale Agreement entered into between KOC, Kyrgyzaltyn and the government of the Kyrgyz Republic. Under these arrangements, Kyrgyzaltyn is required to prepay for all gold delivered to it, based on the price of gold on the London Bullion Market on the same day on which KOC provides notice that a consignment is available for purchase. If Kyrgyzaltyn does not purchase any gold produced, the Investment Agreement provides that KGC may export and sell the gold outside of the Kyrgyz Republic without restriction.
Pursuant to an amendment to the Gold and Silver Sale Agreement, effective from December 22, 2005, Kyrgyzaltyn is permitted, until April 28, 2006, to defer payments of gold for up to 12 calendar days. Kyrgyzaltyn has agreed to sell, before April 28, 2006, a sufficient number of Centerra common shares to yield $11 million (US) of proceeds. These proceeds, which will continue to be held by Kyrgyzaltyn, will fund a gold payment facility to be used by Kyrgyzaltyn to resume the practice of pre-paying for gold. The obligations of Kyrgyzaltyn are secured by a pledge of a portion of the Centerra common shares owned by Kyrgyzaltyn.
     Kyrgyzaltyn Management Fee
In connection with the Kumtor restructuring, KOC entered into an amended and restated agreement with Kyrgyzaltyn for its participation in the operation of the Kumtor gold project (the “Management Services Agreement”). This agreement came into effect together with the Investment Agreement on closing of the Kumtor restructuring.
The Management Services Agreement provides for payment of a management fee to Kyrgyzaltyn in return for its continuing assistance in the management of the Kumtor operations. Kyrgyzaltyn received an initial payment of $1 million (US) and will receive subsequent payments calculated on the basis of $1.50 (US) per ounce of gold sold. The total amount of such subsequent payments is expected to be less that $1.5 million (US) annually.

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     Environmental, Health and Safety Matters
Centerra’s operations at the Kumtor mine are subject to environmental requirements arising from the legislation and other legal requirements applicable in the Kyrgyz Republic, supplemented by contractual commitments to conduct operations in accordance with good international mining practice and in material compliance with the standards applicable under the EMAP for the Kumtor mine, which includes operation in material compliance with the federal Canadian, Saskatchewan and World Bank environmental, health and safety laws, regulations, policies and guidelines.
A number of other certificates, permits and licenses are required by various departments of the government of the Kyrgyz Republic with respect to the use of potentially toxic chemicals, transportation of dangerous goods, importing of blasting materials and sodium cyanide and water usage.
In May 1998, a truck en route to the Kumtor gold mine accidentally overturned and spilled approximately 1,760 kilograms of sodium cyanide into the Barskaun River, which in turn drains into Lake Issyk-Kul. Following the accident, an independent scientific commission of international experts was assembled to assess the impact. The commission released its report to the public in September 1998 and, among other things, concluded that no fatalities resulted from the spill and that, based on reported cases where humans may have been affected within the first 72 hours, up to 16 cases of cyanide exposure may have occurred. However, the commission concluded that none of these exposure cases were confirmed and no medical evidence has been suggested to support these cases as being cyanide-related, and that none of these potential cases were likely to experience long term effects. Despite the finding of the international experts, a separate commission established by the Prime Minister of the Kyrgyz Republic determined that damages as a result of the accident amounted to $4.6 million. Subsequently, KGC reached a formal settlement agreement with the government of the Kyrgyz Republic. In January 1999, the settlement agreement was submitted to a tribunal of the American Arbitration Association, which reviewed the terms of settlement and confirmed them as fair and reasonable. This represents a final settlement of all claims or potential claims arising from the accident. Mine operations were not disturbed by the accident.
In July 2005, protesters, in an action related to the 1998 cyanide spill, illegally blocked access to the Kumtor mine alleging, among other things, a lack of compensation from the government. In response to the roadblock the government created a State Committee to inquire into various aspects of the Kumtor operation and the consequences of the spill. Based on the inquiries of the State Committee, the government issued a decree in September, 2005, requesting, among other things, that certain government agencies enter into negotiations with KOC and ask that KOC provide new funds to compensate local residents. Throughout these negotiations KGC’s position continued to be that the settlement agreement was a final settlement of all claims and that any new compensation was the responsibility of the government. On November 14, 2005 there was a further illegal roadblock by protesters that blocked access to the mine. This roadblock was lifted on November 21, 2005 after further negotiations among the protesters, the government and KGC. As a result of these negotiations, the government acknowledged its responsibility for any new compensation relating to the spill. To assist the government in fulfilling its responsibilities, KGC agreed in principle to make interest-free advances of approximately $4 million to the government and in December, 2005, Centerra advanced $1 million of this amount. KGC has proposed terms for further advances and their repayment and expects to reach agreement with the government in the near future. However, if the government and KGC are unable to come to an agreement with respect to further advances to fund compensation, there is a substantial risk of further protests and roadblocks.
     Decommissioning and Reclamation
Upon the completion of mining and milling at Kumtor (subject to extending Centerra’s rights to mine other areas as provided under the Concession Agreement), all immovable infrastructure will become the property of the government of the Kyrgyz Republic. This includes the roads, buildings, mill, accommodations and any other related facilities but does not include operating machinery.
In 1999, Centerra’s future decommissioning and reclamation costs for the Kumtor mine were estimated to be approximately $20.5 million (US). Any realized salvage value from the sale of plant machinery and equipment and other moveable assets after mining operations have ceased would be available to be applied against final reclamation costs, together with funds from the recovery of working capital. In 1996, a reclamation trust fund was established for the future

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costs of reclamation, net of estimated salvage values of $15 million (US). In order to fund this amount, contributions are made to the fund over the life of the mine based on ounces of gold sold. At December 31, 2005, the balance in the fund was $4.4 million (US), with the remaining $1.1 million (US) to be contributed over the remaining life of the mine. In 2004, a revised and more detailed draft decommissioning and reclamation plan was developed with an estimated cost of $21 million (US).
     Kumtor Reserve and Resource Estimates
The mineral reserve and resource estimates for Kumtor are found at “Centerra Gold Inc — Reserves and Resources”. The key assumptions, parameters and methods used in making these estimates are:
1.	Key Assumptions
•	the reserves reported include allowances for dilution and mining recovery;

•	reserves within the current ultimate pits are based upon $400 (US) per ounce of gold.
2.	Key Parameters
•	gold values were obtained from assaying of surface trenches and underground working samples as well as from drill hole cores;

•	capping of high grade samples was established at levels ranging from 20 grams gold per tonne at the Southwest Zone and to 60 grams gold per tonne at the main Kumtor pit;

•	density was measured on 200 samples and ranged from 2.51 to 3.23 tonnes per cubic metre. An average density of 2.85 tonnes per cubic metre is used for waste and mineralized rocks;

•	a lowering of a portion the Kumtor pit southeast wall to increase wall stability;

•	metallurgical recoveries used in the pit optimization follow a variable recovery equation and range from 60% to 90% for ore with a grade in excess of 5 grams per tonne, 60% to 82% for ore averaging a grade of 3.0 to 5.0 grams per tonne and 57% to 69% ore averaging less than 3.0 grams per tonne and refractory stockpiles;

•	reserves at the Kumtor mine are not only based on grades but also on the volume and location; and

•	for the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with United States Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves within the current ultimate pit designs for Kumtor and the Southwest Zone were calculated with a cut-off grade based on a gold price of $400 (US) per ounce.
3.	Key Methods
•	the geological interpretation of the ore bodies outlines was done on vertical sections 40 metres apart and on plan views;

•	a three-dimensional block model delineates the reserves and resources;

•	estimates of the grade of blocks 10 metres x 10 metres x 8 metres were obtained by ordinary kriging; and

•	reserves are defined as the economically mineable part of the indicated and measured resources. Only reserves have demonstrated economic viability. The amount of reported resources does not include amounts identified as reserves.

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Historically, the good cumulative experience of reconciling nine years of production with the reserve estimates for the areas mined has resulted in a high degree of confidence in projections of future production. However, beginning in the fourth quarter of 2005 and continuing to date, the ore zones have tended to be narrower, causing increased dilution and lower than anticipated mill head grades. The KS-6 block model has been modified relative to the previous KS-5 model to improve dilution predictions, but production variations are continuing and further drilling is underway to better delineate the mineralization.
Although Cameco believes Kumtor reserve and resource estimates are unlikely to be materially affected by external factors, such as metallurgical, safety and environmental, permitting, legal, title, taxation and political issues, there can be no assurance that they will not be. There are numerous uncertainties inherent in estimating mineral reserves and resources. The accuracy of any reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the gold price, subsequent to the date of the estimate, may justify revisions of such estimates.
The Kumtor deposit and the reserve and resource estimates are described in the technical report on the Kumtor Gold Mine, Kyrgyz Republic dated March 9, 2006, which has been prepared in accordance with National Instrument 43-101 of the Canadian securities regulators. The Kumtor technical report, prepared by Strathcona Mineral Services Limited (“Strathcona”), describes the exploration history, geology and style of gold mineralization at the Kumtor deposit. Sample preparation, analytical techniques, laboratories used and quality assurance-quality control protocols used during the drilling programs at the Kumtor site and satellite deposits are the same as, or similar to, those described in the technical report. Among other things, the technical report also contains a summary of the life of mine plan, a production forecast for each year in the period 2006 – 2013, and a projected economic performance for the period 2006 – 2013. A copy of the Kumtor technical report can be obtained from SEDAR at www.sedar.com.
Boroo Mine
The Boroo open pit gold mine is located in Mongolia. The capital cost of the project was $75 million (US) including capitalized costs during the pre-production phase. The Boroo mill began the commissioning phase in November 2003 and the mine was brought into commercial production on March 1, 2004. For the year ended December 31, 2005, the Boroo mine produced about 286,000 ounces of gold at a total cash cost of approximately $183 (US) per ounce. Exploration expenditures were $2.2 million (US) in 2005. At year-end 2005, 349,000 ounces of contained gold have been added, which replaces reserves mined in 2005. The mineral reserve and resource estimates for Boroo are found at “Centerra Gold Inc. – Reserves and Resources”.
Boroo has approximately 550 employees. The proportion of Mongolian citizens in the permanent workforce is approximately 92% and substantial training programs have been implemented to further the capabilities of those employees in their current placements and to prepare them for career advancement.
The Boroo deposit is described in a NI 43-101 technical report dated May 13, 2004, which was prepared by Strathcona, and in Centerra’s prospectus dated June 22, 2004. The Boroo technical report and Centerra’s prospectus are available on SEDAR at www.sedar.com.
     Stability Agreement
A Centerra subsidiary, Boroo Gold Company (“BGC”), entered into a stability agreement (the “Stability Agreement”) with the Mongolian government in 1998. This agreement, which was amended in 2000 and expires in 2013, relates to BGC’s operations at the Boroo gold deposit. Among other things, the Stability Agreement required BGC to invest a minimum of $25 million (US) in development of the site, a condition which has been already met. In return, the Mongolian government guaranteed that Mongolian tax laws in effect in 1998 (when the Stability Agreement was signed) will apply to BGC’s income from the project, unless more favourable laws take effect and the Minister of Finance confirms that the more favourable laws apply.

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The Stability Agreement also provides that BGC will be exempt from all income taxes for a period of three years following commencement of production and will be entitled to 50% tax relief for the subsequent three-year period (this subsequent period starts in 2007). Following the expiry of this period, the maximum applicable rates will be revised to equal 15% of taxable income up to 100 million tugrigs and 30% of taxable income above this amount. The Stability Agreement only apples to the Boroo mine and does not apply to the Gatsuurt property.
     Property Description and Location
The Boroo gold project is located in the Republic of Mongolia some 110 kilometres northwest of the capital city of Ulaanbaatar and about 230 kilometres to the south of the international boundary with Russia.
The Mineral Resources Authority of Mongolia has granted BGC the exclusive right to all hard-rock minerals and placer deposits under a number of contiguous mining licenses centred on and surrounding the Boroo gold deposit. The licenses expire between 2055 and 2064.
Surface rights have been obtained, providing sufficient surface area for the mill and for tailings and waste rock disposal. Contracts are in place for the operation of the permanent camp, reagent storage, mining of aggregate materials, fuel storage, operation of a fuel dispensing station and the tailings dam. BGC must pay a 2.5% royalty on gold and silver sales to the Mongolian government. In addition, in respect of any future gold production from alluvial operations on the license covering the Ikh Dashir deposit, BGC must pay a 50% net profit royalty to a third party (which indirectly owns the other 5% equity interest in BGC) and a 7.5% royalty to the Mongolian government on alluvial gold sales. During 2006, BGC intends to initiate mining of this deposit in connection with pre-stripping one of the zones of the Boroo deposit.
The Boroo mine site includes an open pit mine with waste and ore stockpile areas. Ore is processed at a crusher and mill with a capacity of 6,800 tonnes per day. There is a camp/residence for employees, a warehouse, maintenance shops and offices.
A permanent tailings facility in the Ikh Dashir River valley is connected to the process plant by a five-kilometre pipeline. The tailings storage facility is designed for no discharge, with all of the water being reclaimed for re-use in the mill. The facility received government approval in 2003.
     Mining
The Boroo deposit is mined using conventional open pit mining methods and currently mines approximately 6,800 tonnes per day of ore and approximately 43,000 tonnes per day of waste. The strip ratio for the year ended December 31, 2005 was 5.5 to 1. The remaining life of mine waste to ore strip ratio is expected to be 5.1 to 1. During 2005, mining occurred in Pits 2, 3 and 5. Mining is done with bench heights of five metres, with ore mined on half-benches for improved grade control in the flat lying ore. Three to four benches are under development at any given time.
     Milling
The mill is a standard layout that consists of crushing, grinding, gravity concentration, cyanide leaching and gold recovery in a CIL circuit.
The mill was designed with a capacity to process 1.8 million tonnes of ore per year but the actual mill throughput is currently 2.2 million tonnes per year. The gravity circuit recovers about 30% to 40% of the gold contained in the ore and the overall gold recovery has been 92%, in accordance with the expectations based on the metallurgical test work.

65	2005 Cameco Annual Information Form

     Gold Sales
All gold doré produced by the Boroo mine is currently exported and refined under a contract with Johnson Matthey plc and its Canadian affiliated company (collectively, “JM”). The gold is delivered to JM at the minesite and JM assumes the risk relating to security and transport and responsibility for insurance from that point to the JM refinery in Ontario. Under the contract BGC may elect to take physical delivery of the refined gold or to sell it to JM with an option to receive up to 95% of its estimated value based on mine site assays within two working days of delivery to the refinery, with the balance following agreement on assays.
     Environmental, Health and Safety Matters
BGC has the necessary environmental permits and licenses for the Boroo mine. Boroo’s Environmental Impact Assessment and Environmental Monitoring and Protection Plans have been approved by the Mongolian government. Licenses for the import, storage, use and disposal of reagents and chemicals are in place and include permits for the import, transport, use and on-site storage of cyanide.
BGC has developed an Environment Management System to address the impacts of the Boroo operation on the environment and to monitor compliance with the various permits issued by the state and provincial authorities. The system provides scheduled monitoring, engineering controls and reporting on the following areas: tailings management facility; mill site and mine waste dumps effluents; acid generation potential testing; dust control; spill incidents on site and off site; hazardous material handling; environment impact monitoring; planning for site decommissioning and rehabilitation; potable water treatment system; sewage operation; and landfill operation and inventory.
     Decommissioning and Reclamation
An approved closure plan has been prepared for the Boroo mine. The estimated cost of decommissioning and reclamation for the Boroo mine is $2.7 million (US). A reclamation trust fund has not yet been established but Centerra has continued discussions with governmental authorities about putting such an arrangement in place.
Gatsuurt Exploration Property
Centerra has an indirect controlling interest in the two mining and exploration licenses for the Gatsuurt exploration property, situated 35 kilometres from the Boroo project. The Gatsuurt exploration property covers 2,236 hectares. The mineral resource estimates for Gatsuurt are found at “Centerra Gold Inc. — Reserves and Resources”.
Centerra’s exploration expenditures, including a feasibility study, in connection with the Gatsuurt property in 2005 were $5.3 million (US).
Drilling and trenching programs have successfully delineated continuous mineralized zones at the Gatsuurt Central Zone and the Gatsuurt Main Zone areas. In 2005, the Gatsuurt resource base has been significantly expanded by recent drilling programs on the Main Zone.
A feasibility study was completed in 2005. The preferred option, supported by the study, is to modify the existing Boroo facility by adding a bio-oxidation circuit and processing the refractory material from Gatsuurt at the modified facility following the depletion of the oxide and transition zone reserves at the Boroo mine. This has the potential to significantly extend the life of the Boroo facility. Further analysis to optimize the project is continuing.
A NI 43-101 technical report dated January 27, 2005 for the Gatsuurt deposit was filed by Centerra and is available on SEDAR at www.sedar.com.

66	2005 Cameco Annual Information Form

REN Exploration Property
The REN gold exploration property is located at the northern end of the Carlin Trend gold mines in northern Nevada. It is an advanced exploration property that is actively being explored by the REN joint venture, which is 62% owned by Centerra through a subsidiary of Centerra and 38% owned by Homestake Mining Company of California, a subsidiary of Barrick Gold Corporation. REN’s southern boundary is 1,500 metres from Barrick’s Meikle mine and mill.
Centerra’s exploration expenditures in connection with the REN property in 2005 were $3.7 million (US).
A NI 43-101 technical report dated June 15, 2004 for the REN property was filed by Centerra and is available on SEDAR at www.sedar.com.
Reserves and Resources
Reserve and resource estimates, the scientific and technical information, and description of the geology relating to Centerra’s gold properties, as presented in this Annual Information Form, were reviewed by Alain Gaston Mainville, Geologist and Professional Geoscientist, who is Manager, Mining Resources and Methods at Cameco, and were prepared by or under the supervision of the following qualified person:

Qualified Person	Properties

Rob Chapman, Geologist and Professional Geoscientist,	Kumtor
Director, Mergers & Acquisitions, Centerra	Boroo REN Gatsuurt
To the knowledge of Cameco, the qualified person beneficially owns, directly or indirectly, less than 1% of the issued and outstanding common shares of Cameco.
Cameco’s gold reserves and resources are located in the Kyrgyz Republic, Mongolia and the United States of America.
The following table shows the estimated gold reserves and resources as at December 31, 2005 on a property basis and Cameco’s share. Cameco’s share amounts to 52.7% of Centerra Gold’s share of the reserves and resources of the properties. The amount of reported resources does not include those amounts identified as reserves.
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven and probable reserves.
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the US Securities and Exchange Commission does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or prefeasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.

67	2005 Cameco Annual Information Form

RESERVES		PROVEN			PROBABLE			TOTAL RESERVES
(1) (3)		(100% basis)			(100% basis)			(100% basis)
				(tonnes and ounces in thousands)
										Cameco’s	Estimated	Mining
		Grade	Content		Grade	Content		Grade	Content	Share oz	Metallurgical	Method
PROPERTY	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	Au	Recovery %	(2)
Boroo	8,810	2.8	774	4,580	3.0	444	13,390	2.8	1,218	609	89%	OP
Kumtor	17,600	3.7	2,099	22,562	3.9	2,854	40,162	3.8	4,953	2,609	83%	OP

Total	26,410	3.4	2,873	27,142	3.8	3,298	53,552	3.6	6,171	3,218	—

								MEASURED AND
		MEASURED			INDICATED			INDICATED RESOURCES
RESOURCES (1)		(100% basis)			(100% basis)			(100% basis)
				(tonnes and ounces in thousands)
										Cameco’s
		Grade	Content		Grade	Content		Grade	Content	Share	Mining
PROPERTY	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	Tonnes	g/t Au	oz Au	oz Au	Method
Boroo(4)(5)	1,870	2.4	147	782	2.2	54	2,652	2.4	201	101	OP
Gatsuurt(6)	—	—	—	18,597	3.1	1,854	18,597	3.1	1,854	977	OP
Kumtor (4)(7)	13,406	3.8	1,634	10,601	4.1	1,387	24,007	3.9	3,021	1,591	OP/UG
REN(8)	—	—	—	2,753	13.6	1,201	2,753	13.6	1,201	393	UG

Total	15,276	3.6	1,781	32,733	4.3	4,496	48,009	4.1	6,277	3,062

		INFERRED RESOURCES
		(100% basis)
		(tonnes and ounces in thousands)
				Cameco’s
		Grade	Content	Share	Mining
PROPERTY	Tonnes	g/t Au	oz Au	oz Au	Method
Boroo(4)(5)	2,563	2.0	167	84	OP
Gatsuurt(6)	3,980	3.0	378	199	OP
Kumtor (4)(7)	5,475	4.6	803	423	OP/UG
REN(8)	301	13.2	128	42	UG

Total	12,319	3.7	1,476	748

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

(2)	Mining Method: OP — Open Pit; UG — Underground.

(3)	For the purpose of estimating reserves in accordance with National Instrument 43-101 of the Canadian securities regulatory authorities and in accordance with US Securities and Exchange Commission’s Industry Guide 7 for US reporting purposes, reserves were estimated with cut-off grades based on a gold price of $400 (US) per ounce.

(4)	Open pit resources occur beneath the current ultimate pit designs using a gold price of $400 per ounce.

(5)	The resources at Boroo are estimated based on a variable cut-off grade depending on the type of material and the associated mill recovery. The cut-off grades vary from 0.9 grams per tonne to 1.1 grams per tonne.

(6)	The resources at Gatsuurt are estimated based on a cut-off grade of 1.6 grams per tonne.

(7)	The open pit resources at the Kumtor mine are estimated based on a cut-off grade 1.3 grams per tonne. Underground resources occur below the main Kumtor pit shell and are estimated based on a cut-off grade of 5.0 grams per tonne.

(8)	The resources at REN are estimated based on a cut-off grade of 8.0 grams per tonne.

68	2005 Cameco Annual Information Form

     Gold Reserves and Resources Reconciliation
The following reconciliation of Cameco’s share of gold reserves and resources reflects the changes in gold reserves and resources during 2005. Changes in reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the reserves model, and changes to operating costs. The large majority of the increase in reserves and resources during 2005 is attributable to exploration results, with only a minimal part of the increase attributable to these other factors.

	Reconciliation of Cameco’s Share of Gold Reserves and Resources (1)
	(in troy ounces of contained gold)
	December 31, 2004	2005 Throughput (2)	2005 Addition	December 31, 2005
			(Deletion)(3)
Reserves — Proven
Boroo	34,000	(152,000)	505,000	387,000
Kumtor(4)	1,106,000	(323,000)	323,000	1,106,000
Total Proven Reserves	1,140,000	(475,000)	828,000	1,493,000

Reserves — Probable
Boroo	552,000	—	(330,000)	222,000
Kumtor(4)	606,000	—	897,000	1,503,000
Total Probable Reserves	1,158,000	—	567,000	1,725,000

Total Proven and Probable Reserves	2,298,000	(475,000)	1,395,000	3,218,000

Resources — Measured
Boroo	—	—	74,000	74,000
Kumtor(5)	525,000	—	336,000	861,000
Total Measured Resources	525,000	—	410,000	935,000

Resources — Indicated
Boroo	97,000	—	(70,000)	27,000
Gatsuurt(6)	469,000	—	508,000	977,000
Kumtor(5)	483,000	—	247,000	730,000
REN	259,000	—	134,000	393,000

Total Indicated Resources	1,308,000	—	819,000	2,127,000

Total Measured and Indicated Resources	1,833,000	—	1,229,000	3,062,000

Resources — Inferred
Boroo	97,000	—	(13,000)	84,000
Gatsuurt(6)	80,000	—	119,000	199,000
Kumtor(5)	763,000	—	(340,000)	423,000
REN	169,000	—	(127,000)	42,000

Total Inferred Resources	1,109,000	—	(361,000)	748,000

Notes:

(1)	Cameco reports reserves and resources separately. The amount of reported resources does not include those amounts identified as reserves.

(2)	Corresponds to millfeed. The discrepancy between the 2005 mill feed and Cameco’s share of 2005 ounces produced is due to mill recovery.

(3)	Changes in reserves or resources, as applicable, are attributed to information provided by drilling and subsequent reclassification of reserves or resources, an increase in the gold price, changes in pit designs, reconciliation between the mill and the resource model, and changes to operating costs

(4)	Kumtor reserves include the main pit and the Southwest Zone satellite deposit.

(5)	Kumtor resources include the main pit, the Southwest Zone and Sarytor satellite deposits.

(6)	Gatsuurt resources include the Central Zone and Main Zone deposits.

69	2005 Cameco Annual Information Form

Centerra Commitments and Contractual Obligations
     Exchange Agreements with IFC and EBRD
Each of International Finance Corporation (“IFC”) and European Bank for Reconstruction and Development (“EBRD”) had made subordinated loans to KGC in the amount of $10 million (US), the proceeds of which were used in the construction of the Kumtor mine. The repayment of these loans was scheduled to begin in December 2005, but IFC and EBRD had the right to delay the final repayment of the loans until 2015. The calculation of interest payments due under the loans was dependent on the performance of the Kumtor mine. Centerra entered into agreements with each of IFC and EBRD (the “Agency Exchange Agreements”) pursuant to which, in exchange for their assigning to Centerra the benefit of the subordinated loans, Centerra issued to each of IFC and EBRD 1,530,606 common shares and made a cash payment to each of $9.5 million on June 30, 2004.
In connection with this exchange, Centerra has agreed separately with IFC and EBRD that, as long as each holds more than 10% of the number of Centerra’s common shares issued to it in connection with the exchange, it will: (i) maintain a sustainable development policy; (ii) allow representatives of IFC and EBRD to visit Centerra’s Kumtor and Boroo operations each year, (iii) perform an environmental assessment in connection with all proposed new projects and developments in accordance with the applicable World Bank policy in effect as of the date of the Agency Exchange Agreements and to operate such new projects and developments in accordance with mine and operating plans that seek to limit the environmental impact of the operations and protect human health and safety in accordance with good international mining practices and applicable laws and World Bank guidelines in effect as of the date of the Agency Exchange Agreements; and (iv) conduct its Kumtor operations in accordance with good international mining practices, including the most stringent of (a) the standards applicable to the Kumtor mine under the EMAP and (b) the environmental laws of the Kyrgyz Republic, Canada and Saskatchewan in effect from time to time.
     Political Risk Insurance Rights Plan
As a prerequisite to acquiring political risk insurance for Centerra’s Kumtor mining operations, Centerra adopted an insurance risk rights plan. The plan will be applied if an event occurs relating to KGC or its assets or operations at a time when Kyrgyzaltyn is controlled by the government of the Kyrgyz Republic and the event is caused by that government and results in a payment to Centerra under the political risk insurance coverage. In this event the following will occur:
•	each holder of Centerra common shares will be entitled to exchange its shares for Centerra Class A non-voting shares;
•	Kyrgyzaltyn has irrevocably elected to exchange all of its common shares for Class A non-voting shares and it is expected that no other shareholders would elect to do this;
•	the holders of Centerra common shares (but not Class A non-voting shares) will be entitled to acquire additional common shares for $0.01 per share, with the aggregate number of common shares available to be determined by a formula designed to provide for the holders of Class A non-voting shares to be diluted by an amount that approximates the proceeds received under the political risk insurance; and
•	following the exercise of the rights to acquire additional shares by Centerra common shareholders, the Class A non–voting shares will convert back into Centerra common shares.

70	2005 Cameco Annual Information Form

     Centerra Shareholders Agreement
In connection with the Kumtor restructuring Centerra entered into a shareholders agreement with Cameco Gold Inc. “CGI”), a wholly-owned Cameco subsidiary, and Kyrgyzaltyn (the “Shareholders Agreement”) governing certain matters related to their ownership of common shares of Centerra. The Shareholders Agreement provides for each of Kyrgyzaltyn and CGI to meet from time to time, not less frequently than annually, to consider the disposition of the common shares held by them. Despite this agreement to consult, each of Kyrgyzaltyn and CGI may at any time initiate a further distribution of Centerra’s common shares. Also, if Centerra proposes to issue any of its common shares by private placement or public offering, Centerra will provide CGI and Kyrgyzaltyn with an opportunity to sell their shares as part of the offering provided that Centerra’s reasonable capital needs take priority.
For a period of five years following the date of the closing of the Kumtor restructuring, for so long as Kyrgyzaltyn is controlled, directly or indirectly, by the government of the Kyrgyz Republic, Kyrgyzaltyn or its affiliates have agreed to maintain registered and beneficial ownership of at least 5% of the outstanding common shares at the time of the closing of the Kumtor restructuring, except in the case of certain permitted takeover bids and subject to appropriate anti-dilution adjustments, as determined from time to time by Centerra’s Board of Directors.
The Shareholders Agreement also addresses the voting by CGI and Kyrgyzaltyn of their shares for their respective nominees to Centerra’s board.
     Location Agreement
On April 22, 2004, Cameco entered into an agreement with Centerra which provides that Centerra will not carry on business in Canada by owning, acquiring, exploring, developing or mining mineral properties located in Canada (the “Location Agreement”). The Location Agreement will terminate and the prohibition will end once Centerra ceases to be a subsidiary of Cameco under applicable corporate law.
     Administrative Services Agreement
Centerra has entered into a services agreement with Cameco pursuant to which Cameco has agreed to provide certain services and expertise to Centerra in return for reimbursement of all its direct or indirect costs relating to such services. For the 2006 fiscal year, Cameco ceased providing a number of these services to Centerra, including accounting services.
Additional Information on Centerra
Cameco is listed and publicly traded on the Toronto Stock Exchange. It is required to file with Canadian securities regulators its continuous disclosure documents on SEDAR, which documents are available to the public at www.sedar.com. As such, additional information on Centerra’s properties, operations, financial results, financial positions and the risk factors associated with its operations can be found in its most recent annual and interim financial statements and management’s discussion and analysis, annual information form, material change reports and press releases available through SEDAR (www.sedar.com).
Non-GAAP measure
     Total cash cost
This Annual Information Form presents information about total cash cost of production of an ounce of gold for Centerra’s operating properties. Except as otherwise noted, total cash cost per ounce is calculated in accordance with The Gold Institute Production Cost Standard. Adoption of the standard is voluntary, but most senior gold producers follow the standard when reporting cash cost per ounce data. Total cash costs include mine operating costs such as mining, processing, administration, royalties and production taxes, but exclude amortization, reclamation costs, financing costs and capital, development and exploration expenditures.

71	2005 Cameco Annual Information Form

Total cash cost per ounce has been included because certain investors use this information to assess performance and also to determine Centerra’s ability to generate cash flow for use in investing and other activities. The inclusion of total cash cost per ounce enables investors to better understand year-on-year changes in production costs, which in turn affect profitability and cash flow. See Centerra’s management’s discussion and analysis for the year ended December 31, 2005 on SEDAR for a reconciliation of total cash cost to the nearest GAAP measure.
RISK FACTORS
The businesses in which Cameco participates are subject to certain risks. The risks described below are not the only risks facing Cameco and other risks now unknown to Cameco may arise or risks now thought to be immaterial may become material. Some of the risks described below are only applicable to certain of Cameco’s business interests, while others are generally applicable. No guarantee is provided that other factors will not affect the Company in the future. This discussion of risks should be read in conjunction with the discussion of risks in Cameco’s Management’s Discussion and Analysis. As the context requires for the following information, reference to the Company or Cameco also includes Cameco’s direct and indirect subsidiaries, including Centerra.
Risks relating to Cameco and Centerra Generally
     Cameco and Centerra are subject to a number of operational risks and Cameco and Centerra may not be adequately insured for certain risks
Cameco’s and Centerra’s businesses are subject to a number of risks and hazards, including environmental pollution, accidents or spills (including hazardous emissions from Cameco’s Port Hope conversion facilities such as a UF6 release or a leak of anhydrous hydrogen fluoride used in the UF6 conversion process); industrial and transportation accidents, which may involve radioactive or hazardous materials; labour disputes; catastrophic accidents; fires; blockades or other acts of social or political activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements, tailings pipeline and dam failures and cave-ins; encountering unusual or unexpected geological conditions; and technological failure of mining methods. Cameco also contracts for the transport of its uranium and uranium products to refining, conversion, fuel manufacturing, enrichment and nuclear generation facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the Company to transportation risks.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Centerra’s gold properties and Cameco’s uranium properties and refining, conversion and fuel manufacturing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Centerra’s and Cameco’s mines or Cameco’s refining, conversion and fuel manufacturing facilities or in Centerra’s and Cameco’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Although Cameco and Centerra maintain insurance to cover some of these risks and hazards in amounts Cameco and Centerra believe to be reasonable, subject to applicable deductibles, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that Cameco’s and Centerra’s insurance will continue to be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards.
Also, Cameco and Centerra may be subject to liability or sustain loss for certain risks and hazards against which Cameco and Centerra cannot insure or which Cameco and Centerra may elect not to insure because of the cost. This lack of insurance coverage could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.

72	2005 Cameco Annual Information Form

     Labour Relations
Cameco has unionized employees at its McArthur River and Key operations and Port Hope conversion and fuel manufacturing facilities. As the collective agreement for unionized employees at the McArthur River and Key Lake operations expired on December 31, 2005, Cameco and union representatives are negotiating a new long term collective agreement. The collective agreement covering unionized employees at the Port Hope conversion facility was ratified after a seven-week strike and will expire June 30, 2007. This strike resulted in a significant loss of planned UF6 and UO2 production. The collective agreement covering unionized employees at ZPI’s fuel manufacturing facility expires on June 1, 2007. Centerra’s subsidiary, KOC, has a collective agreement covering unionized employees at the Kumtor mine, which expires at the end of 2006. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage.
Any lengthy work interruptions could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Imprecision of Reserve and Resource Estimates
Reserve and resource figures included for uranium and gold are estimates and no assurances can be given that the indicated levels of uranium and gold will be produced or that Cameco will receive the uranium price and gold price assumed in determining its reserves. Such estimates are expressions of judgment based on knowledge, mining experience, success of planned mining methods, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included are well established and reflects management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, market price fluctuations in uranium and gold, as well as increased capital or production costs or reduced recovery rates, may render ore reserves containing lower grades of mineralization uneconomic and may ultimately result in a restatement of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time, and the experience gained in use of a mining method.
Resources figures included herein have not been adjusted in consideration of these risks and, therefore, no assurances can be given that any resource estimate will ultimately be reclassified as proven or probable reserves.
If Cameco’s reserve or resource estimates for its uranium and gold properties are inaccurate or are reduced in the future, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Production Estimates may be inaccurate
Cameco prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Failure to achieve production estimates could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Uranium and gold production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; and the accuracy of estimated rates and costs of mining and processing.
Uranium refining, conversion and fuel manufacturing estimates are based on, among other things, the following factors: no disruption in supply from the Company’s or third party sources; and the accuracy of estimated rates and costs of processing.

73	2005 Cameco Annual Information Form

Cameco’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mining and milling losses being greater than planned; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; risk and hazards associated with mining, uranium refining, conversion and fuel manufacturing; failure of mining methods; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures, ground movements and cave-ins; and unexpected labour shortages or strikes.
     Exploration and Development activities may not be successful
Exploration for and development of uranium properties and gold properties involve significant financial risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting uranium and gold from ore. Cameco and Centerra cannot ensure that their current exploration and development programs will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define reserves which can be mined economically.
Cameco’s and Centerra’s ability to sustain or increase their present levels of uranium and gold production, respectively, is dependent in part on the successful development of new orebodies and/or expansion of existing mining operations. The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium and gold prices, which are highly cyclical. Development projects are also subject to the successful completion of feasibility studies, issuance of necessary governmental permits and availability of adequate financing.
Development projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Cameco and Centerra conduct feasibility studies which derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the orebody; ground and mining conditions; expected recovery rates of the uranium and gold from the ore; and anticipated environmental and regulatory compliance costs.
It is possible that actual costs and economic returns of current and new mining operations may differ materially from Cameco’s and Centerra’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase and to require more capital than anticipated. These additional costs could have a material adverse impact on Cameco’s and Centerra’s future cash flows, earnings, results of operations and financial condition.
     Environmental, health and safety risk.
Cameco and Centerra expend significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of jurisdictions. The historical trend toward stricter laws is likely to continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional radiation risks uniquely associated with uranium mining, processing and fuel manufacturing. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining, conversion and fuel manufacturing sites and other environmental matters, each of which could have a material adverse effect on Cameco’s and Centerra’s operations or the cost or the viability of a particular project.

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Cameco’s and Centerra’s facilities operate under various operating and environmental permits, licenses and approvals that contain conditions that must be met and Cameco’s and Centerra’s right to continue operating their facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of Cameco’s and Centerra’s facilities or material fines or penalties, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Governmental Regulation and Policy Risks
Cameco’s operations and exploration activities, particularly uranium mining, refining, conversion, fuel manufacturing and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, decommissioning and reclamation, safety, toxic substances, transportation, emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and refining and other facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, ore refining and other facilities or, with respect to exploration and development properties, whether to proceed with exploration or development. The Company expends significant financial and managerial resources to comply with such laws and regulations. Cameco anticipates it will have to continue to do so as the historic trend toward stricter government regulation will likely continue. Since legal requirements change frequently, are subject to interpretation and may be enforced in varying degrees in practice, Cameco is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies and practices, such as those affecting the Company’s mining operations, uranium refining, conversion and fuel manufacturing operations, and uranium transport, could materially and adversely affect the Company’s results of operations and financial condition in a particular period or its long term business prospects.
Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies.
The development and operation of mines and other facilities is contingent upon governmental approvals, licenses and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licenses and permits are subject to many variables outside the Company’s control, including potential legal challenges from various stakeholders such as environmental groups, non-government organizations or aboriginal groups claiming certain rights with respect to traditional lands. Any significant delays in obtaining or renewing such approvals, licenses or permits could have a material adverse impact on the Company.
     Political Risk
Cameco’s Inkai project is located in the Republic of Kazakhstan. All of Centerra’s current gold production and reserves are derived from assets located in the Kyrgyz Republic and Mongolia. These three countries are developing countries that have experienced political and economic difficulties in recent years, including in the Kyrgyz Republic, a revolution in March 2005 resulting in the ouster of the long-time incumbent President. Although the election of a new President and appointment of a new Prime Minister have brought a measure of stability to the Kyrgyz Republic following the events of March 2005, the political situation continues to evolve. There continues to be a risk of future political instability. (For a discussion of the recent political unrest in the Kyrgyz Republic see “Kumtor Mine – Government and Political Factors.”) Cameco’s Inkai project and Centerra’s mining operations and gold exploration activities are affected in varying degrees by political stability and government regulations relating to foreign investment and the mining business in each of these countries. Operations may also be affected in varying degrees by terrorism, military conflict or repression, crime, corruption, extreme fluctuations in currency rates and high inflation in Central Asia and the former Soviet Union. There is also a risk of terrorism in North America, Europe and elsewhere in the world.

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The relevant governments have entered into contracts with Cameco and Centerra or granted permits or concessions that enable them to conduct operations or development and exploration activities. Notwithstanding these arrangements, their ability to conduct operations or exploration and development activities is subject to changes in government regulations or shifts in political attitudes over which they have no control.
There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Cameco’s or Centerra’s assets in these countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Cameco’s or Centerra’s original investment. Similarly, Cameco’s and Centerra’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the agreements Cameco and Centerra have with the governments of these countries, including the Investment Agreement and the Stability Agreement will prove to be enforceable or provide adequate protection against any or all of the risks described above.
Cameco and Centerra have made an assessment of the political risk associated with each of its foreign investments and maintain political risk insurance to mitigate losses as deemed appropriate. However, Centerra’s political risk coverage provides that on a change of control of Centerra the insurers have the right to terminate the coverage. If that were to happen, there can be no assurance that the political risk insurance will continue to be available on reasonable terms. Furthermore, there can be no assurance that the insurance would continue to be available at any time or that particular losses Cameco or Centerra may suffer with respect to its foreign investments will be covered by the insurance. These losses could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Cameco or Centerra may be unable to enforce its legal rights in certain circumstances.
In the event of a dispute arising at Cameco’s or Centerra’s foreign operations, Cameco and Centerra may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cameco and Centerra may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.
The dispute resolution provision of the Investment Agreement, the Stability Agreement, the agreements related to Joint Venture Inkai, and HEU Commercial Agreement stipulate that any dispute between the parties thereto is to be submitted to international arbitration. However, there can be no assurance that a particular governmental entity or instrumentality will either comply with the provisions of these or any other agreements or voluntarily submit to arbitration. If Cameco and Centerra are unable to enforce its rights under these agreements, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Properties may be subject to defects in title
Cameco and Centerra have investigated their rights to explore and exploit all of their material properties and, to the best of their knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to their detriment. There can also be no assurance that Cameco’s and Centerra’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada by First Nations and Métis.

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The validity of unpatented mining claims on U.S. public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on US public lands, Centerra’s interest in the REN property and Cameco’s interest, held by subsidiaries, in its US ISL properties may be subject to various uncertainties which are common to the industry, with the attendant risk that its title may be defective or challenged.
Although Cameco and Centerra are not currently aware of any existing title uncertainties with respect to any of their material properties, other than with respect to First Nation and Métis claims in Saskatchewan and with respect to Centerra’s Gatsuurt property as discussed in the paragraph below, there is no assurance that such uncertainties will not result is future losses or additional expenditures, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Pursuant to an agreement between Centerra Gold Mongolia Limited (“CGM”) and Gatsuurt LLC, an arm’s length Mongolian limited liability company, under which CGM acquired the Gatsuurt licenses, CGM agreed to transfer the license that covers the Central Zone of the Gatsuurt property to Gatsuurt LLC if CGM did not complete a feasibility study by December 31, 2005. CGM completed a feasibility study in December 2005. Gatsuurt LLC has recently informed Centerra that it does not believe that CGM complied with its obligation. Centerra believes that Gatsuurt LLC’s position is without merit.
     Counterparty/Credit Risk
Cameco enters into transactions to reduce the impact of fluctuations in currency exchange rates. These transactions expose the Company to the risk of default by the counterparties to such contracts. The Company manages this risk of default, or credit risk, by dealing only with financial institutions that meet its credit rating standards and by limiting exposures with individual counterparties.
In addition, Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2005, about 4% of Cameco’s forecast revenue under contract, for the period 2006 to 2008, is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and Springfields toll-conversion agreement, exposes the Company to the risk of the supplier’s failure to fulfill its delivery commitment.
Although the Company seeks to manage its credit risk and purchase risk exposure, there can be no assurance that the Company will be successful in eliminating the potential material adverse impacts of such risks.
     Currency Fluctuations
Cameco’s earnings and cash flow may also be affected by fluctuations in the US/Canadian dollar exchange rate. Cameco’s sales of uranium and conversion services are mostly denominated in US dollars, while its production costs of both is denominated primarily in Canadian dollars. Cameco’s consolidated financial statements are expressed in Canadian dollars.
Centerra’s consolidated financial statements are expressed in US dollars. Its sales of gold are denominated in US dollars. As part of the consolidation by Cameco of Centerra’s financial results, they are converted into Canadian dollars at prevailing exchange rates. As of December 31, 2005, Centerra also had $48 million of cash in Canadian currency.
Fluctuations in exchange rates between the US dollar and the Canadian dollar may give rise to foreign exchange currency exposures, both favourable and unfavourable, which has materially impacted and may materially impact in the future Cameco’s financial results. Although Cameco utilizes a hedging program to limit any adverse effects of foreign exchange rate fluctuations, there can be no assurance that such hedges have eliminated the potential material adverse impact of such fluctuations.

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     Decommissioning and Reclamation
Environmental regulators are increasingly requiring financial assurances to assure that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Cameco has filed decommissioning plans for certain of its properties with regulators. These regulators have accepted the decommissioning plans in concept, not based upon a detailed design and performance forecast, which has not yet been generated. As Cameco properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. If Cameco is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher that current estimates, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Similarly at each of Centerra’s mine sites Centerra is required to establish a decommissioning and reclamation plan. The costs of performing the decommissioning and reclamation must be funded by Centerra’s operations. These costs can be significant and are subject to change. Centerra cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If Centerra is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher that current estimates, this could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
     Accounting Policies
The accounting policies and methods utilized by Cameco (and by Centerra and other entities in which Cameco has an interest) determine how it reports its financial condition and results of operations, and they may require management of the Company to make estimates or rely on assumptions about matters that are inherently uncertain. Cameco’s financial conditional and results of operations are reported using accounting policies and methods prescribed by Canadian GAAP. In certain cases, Canadian GAAP allows accounting policies and methods to be selected from two or more alternatives, any of which might be reasonable, yet could result in Cameco reporting materially different amounts. Management of Cameco exercises judgement in selecting and applying accounting policies and methods to ensure that while Canadian GAAP compliant, they reflect management’s best judgment of the most appropriate manner in which to record and report the Company’s financial condition and results of operations. Significant accounting policies to the Cameco’s consolidated financial statements are described in Notes to such statements under the heading “Summary of Significant Accounting Policies”.
     Internal Controls
Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of financial reporting and financial statement preparation.
     Key Personnel
The chief executive officer and senior officers of Cameco and Centerra are critical to their success. In the event of the departure of the chief executive officer or a senior officer, each of Cameco and Centerra believe that they will be successful in attracting and retaining qualified successors but there can be no assurance of such success. If Cameco or Centerra is not successful in attracting and retaining qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.

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     Cameco’s and Centerra’s success depends on their ability to attract and retain qualified personnel.
Recruiting and retaining qualified personnel is critical to Cameco’s and Centerra’s success. The number of persons skilled in the acquisition, exploration and development of mining properties and the operation of uranium refining, conversion and fuel manufacturing facilities is limited and competition for such persons is intense. As Cameco’s and Centerra’s business activity grows, they will require additional key financial, administrative and mining personnel as well as additional operations staff. The Concession Agreement relating to Centerra’s Kumtor operations also requires two thirds of all administrative or technical personnel to be citizens of the Kyrgyz Republic. It has been necessary to engage expatriate workers for Centerra’s operations in Mongolia and, to a lesser extent, the Kyrgyz Republic because of the shortage of locally trained personnel. It is also necessary for Cameco to engage expatriate and local workers for the Inkai project in Kazakhstan. If Cameco or Centerra is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Prospects may suffer due to enhanced competition for mineral acquisition opportunities.
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, some of which is with large, better established mining companies with substantial capabilities and greater financial and technical resources, the Company and Centerra may be unable to acquire rights to exploit additional attractive mining properties on terms that the Company and Centerra consider acceptable. Accordingly, there can be no assurance that the Company and Centerra will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If the Company and Centerra are not able to acquire such interests, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Cameco and Centerra may experience difficulties with their joint venture partners.
Cameco operates McArthur River mine and Cigar Lake development project through joint ventures with other companies. Centerra operates the REN project through a joint venture with another company. Both Cameco and Centerra may in the future enter into additional joint ventures. Both companies are subject to the risks normally associated with the conduct of joint ventures. These risks include disagreement with a joint venture partner on how to develop, operate and finance a project and possible litigation between the joint venture partners regarding joint venture matters. These matters may have an adverse effect on Cameco’s and Centerra’s ability to pursue the projects subject to the joint venture, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Risks relating to Nuclear Business
     Volatility and Sensitivity to Prices
Because the majority of the Company’s revenues are derived from the sale of uranium and uranium products, the Company’s net earnings and operating cash flow are closely related and sensitive to fluctuations in the long-term and short-term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries, such as Canada, the US and Russia and other republics of the CIS; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; production levels and costs of production in countries such as Russia and other republics of the CIS, Africa and Australia; and actions of investment and hedge funds in the uranium market.

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The fluctuation of the prices of uranium and UF6 conversion services is illustrated by the following tables, which set forth, for the periods indicated, the highs and lows of the spot price for non-CIS origin U3O8 and the UF6 conversion services, as published by Trade Tech:
Spot Uranium Prices (1)
(US $/lb of U3O8)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Spot
High	16.50	14.30	11.80	10.90	9.40	9.50	10.20	14.40	20.50	36.50
Low	13.00	10.20	8.75	9.60	7.10	7.20	9.70	10.10	15.60	21.20

(1)	Source: The Nuexco Exchange Value, published by TradeTech. Spot prices reflect the spot price for all uranium other than of CIS origin.
Range of Nuexco UF6 Conversion Values (1)
For Spot and Near-Term Transactions
(US$/kg U)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
Spot
High	6.15	6.10	5.10	3.85	3.25	5.25	5.25	6.50	9.00	12.00
Low	5.85	5.10	3.50	2.55	2.35	3.65	5.05	4.90	6.80	11.00

(1)	Source: The Nuexco Conversion Value, published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.
Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
     Large flood at the McArthur River Mine, Rabbit Lake Mine or Cigar Lake Project
On April 6, 2003, production at Cameco’s McArthur River mine was temporarily suspended, as an increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. This incident resulted in a considerable shortfall in 2003 uranium production. The sandstone that overlays the basement rocks of the McArthur River deposit contains significant water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. There are technical challenges at McArthur River involving the groundwater and rock properties.
On December 21, 2004, the Cigar Lake joint venture decided to proceed with construction of a mine at Cigar Lake. The Cigar Lake deposit has hydro-geological characteristics similar to McArthur River and as a result also has technical challenges involving groundwater and rock properties. Water flow into the mine area will also be generally prevented by ground freezing.
Mitigative actions have been taken at both the McArthur River mine and Cigar Lake project in an attempt to address the risk of water inflow such as occurred at McArthur River. This includes modifications to mine dewatering and treatment systems in order to increase emergency capacity. There is also the risk of a flood at the Rabbit Lake mine. Water inflows are not insurable.
There can be no guarantee against another flood of the McArthur River mine or a flood at the Rabbit Lake or Cigar Lake mine. A flood could result in a significant interruption of operations. Cameco may also experience loss of reserves if it is necessary to redesign or dewater one of these mines as a result of a flood. The consequences of a flood will depend on the magnitude, location, and timing of any such flood. If mining operations are interrupted or Cameco experiences a loss of reserves, this could have a material adverse impact on Cameco.

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     Technical Challenges
Due to the unique nature of the deposits at McArthur River and Cigar Lake, there are technical challenges at these deposits involving groundwater, rock properties, radiation protection, mining methods and ore-handling and transport. Failure to resolve any one of these technical challenges at McArthur River or Cigar Lake may have a material adverse impact on the Company.
     Replacement of Reserves
The McArthur River and Rabbit Lake mines are currently the Company’s principal sources of mined uranium concentrates. Unless the Cigar Lake and Inkai deposits are placed into production or other reserves are discovered or extensions to existing ore bodies are found, the Company’s sources of mined uranium concentrates will decrease over time as reserves at these two mines are depleted. The Rabbit Lake mine is expected to be depleted in 2007. Although in the past the Company (or its predecessors) has successfully replenished its reserves through ongoing exploration, development and acquisition programs, there can be no assurance that Cameco’s future exploration, development and acquisition efforts will be successful. In addition, while Cameco believes that the Cigar Lake and Inkai deposits will be put into production, there can be no assurance that they will be.
     Aboriginal Title and Consultation Issues
First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Cameco has received formal demands from the English First River Nation and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in Northern Saskatchewan. Pursuant to historical treaties, First Nation bands in Northern Saskatchewan ceded title to most traditional lands in Northern Saskatchewan in exchange for treaty lands. However, First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.
Managing these issues is an integral part of exploration, development and mining in Saskatchewan and Cameco is committed to managing these issues effectively. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with First Nation and Métis title claims, as well as related consultation issues.
     Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse impact on Cameco.
     Dependence on Limited Number of Customers
The Company’s principal business relates to the production and sale of uranium concentrates and the provision of uranium conversion services. The Company relies heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates and its uranium conversion services. For instance, for the period 2006 through 2008, Cameco’s five largest customers are anticipated to account for approximately 35% of the Company’s contracted supply of U3O8. For the period 2006 through 2008, Cameco’s five largest UF6 conversion customers are

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anticipated to account for approximately 34% of the Company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian CANDU heavy water reactors with sales to its largest customer, OPG, accounting for approximately 39% of the Company’s UO2 sales in 2005. In addition, during 2005, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $134.6 million (16%) of Cameco’s total revenues from those businesses. As well, sales for the Bruce A and B reactors represent a substantial portion of Company’s fuel manufacturing business. The loss of any of the Company’s largest customers or curtailment of purchases by such customers could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
     Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates and the provision of uranium conversion services, is highly competitive. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of world uranium mining and enrichment companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel, and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from Russia is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Cameco and may affect the supply of uranium available in the US and Europe, which are the largest markets for uranium in the world.
With respect to UF6 conversion, the Company competes on the basis of price, location and service with two other full scale commercial suppliers in the western world and with additional supplies available from excess inventories, including inventories made available from decommissioning of nuclear weapons, and the use of excess enrichment capacity to re-enrich depleted uranium tails.
     Deregulation of the Electrical Utility Industry
The Company’s future prospects are tied directly to the electrical utility industry worldwide. Deregulation of the utility industry, particularly in the US and Europe, is expected to impact the market for nuclear and other fuels for years to come, and may result in the premature shutdown of some nuclear reactors. Experience to date with deregulation indicates that utilities are improving the performance of their reactors, achieving record capacity factors. There can be no assurance that this trend will continue.
     Reduced Liquidity and Difficulty in Obtaining Future Financing.
The further development and exploration of mineral properties in which Cameco holds an interest may depend upon Cameco’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Cameco will be successful in obtaining required financing as and when needed. Volatile uranium markets, a claim against Cameco, a significant event disrupting Cameco’s business or operations, or other factors may make it difficult or impossible for Cameco to obtain debt financing or equity financing on favourable terms or at all.
     Technical Obsolescence
Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.
Risks Relating to Nuclear Electrical Generation
     Generation and Technology Risks
BPLP is exposed to the market impact of uncertain output from its nuclear units known as generation risk. The amount of electricity generated by BPLP is affected by such risks as nuclear fuel supply, equipment malfunction, maintenance requirements, and regulatory and environmental constraints.

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BPLP is exposed to considerable technology risk because of the age of the Bruce units. Technology risks that could lead to significant impacts on the generating capability or operating life of BPLP’s assets are not fully predictable. BPLP attempts to identify those risks through on-going management review and assessments, internal audits, and from experience of nuclear units around the world.
The occurrence of any events associated with generation risk or technology risk could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Nuclear Operations
Risks of substantial liability, as well as the potential for significant increased costs of operations, arise from the management and operation of nuclear generating stations, including, among other things, from structural problems, increasing security requirements to cover factors such as physical security threats, equipment malfunctions, and the storage, handling and disposal of radioactive materials. BPLP has implemented risk management strategies, including the safety systems which are a part of CANDU technology, but there can be no assurance that such risks can be minimized or eliminated. An accident at a nuclear installation anywhere in the world or other reasons could cause the CNSC to limit the operation or licensing of the Bruce nuclear generation stations. Any such accident could also have an impact on the future prospects for nuclear generation.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, BPLP’s nuclear facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of operations from BPLP’s facilities, costs, monetary losses and potential legal liability and adverse governmental action.
OPG undertook a testing and inspection program to ascertain the physical condition of its nuclear generating stations. Under the OPG-Bruce Power Lease, BPLP has continued that program for the Bruce nuclear generating stations by contracting with OPG for the supply of steam generation, fuel channel and other inspection services (see “Operating Life Assessment’). As a result of this program, OPG identified equipment life cycle issues, such as steam generator tube corrosion, feeder pipe wall thinning and pressure tube/calandria tube contact. Cameco understands these conditions were anticipated in the design but that experience has shown that the rate of degradation is higher than anticipated. In addition, no nuclear generating station utilizing CANDU technology has yet completed a full life cycle. There can be no assurance that BPLP will not have to incur significant capital expenditures for repairs or replacements in addition to those currently contemplated. To address these issues, BPLP may need to increase preventative maintenance programs and allow for more outage time (a period when a nuclear reactor is not operating) than currently planned. Such additional repairs, replacements and longer outage times could have a material adverse impact on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Unplanned or Extended Outages
BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the amount of electricity generated is less than expected due to extensions of planned outages significantly beyond their scheduled periods, or if there are one or more unplanned outages which, in aggregate, are for an extended period.
     Labour Relations
BPLP has 3,500 employees. Most of them are unionized. The PWU Collective Agreement expires December 31, 2006. The Society Collective Agreement, which commenced January 1, 2005, expires December 31, 2009. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage. Any lengthy work interruptions could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.

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     Government Regulation
BPLP’s operations are subject to extensive government regulation which regulation may change from time to time. Failure to comply with government regulations could subject BPLP to the revocation of its operating licenses for its nuclear generation facilities, the imposition of additional conditions under such licenses, and fines or other penalties. Matters that are subject to regulation include nuclear operations, nuclear waste management and decommissioning and environmental matters including air emissions. These regulations are promulgated pursuant to both federal and provincial law. Operations that are not currently regulated may become subject to regulation. Since legal requirements frequently change and are subject to interpretation, BPLP is not able to predict the ultimate cost of compliance with regulatory requirements or their effect on operations. Some of BPLP’s operations are regulated by government agencies that exercise discretionary powers conferred by statute. Since the scope of such authority is discretionary and may be inconsistently applied, BPLP is not able to predict the ultimate cost of compliance with these requirements or their effect on operations.
The introduction of the new fuel into the Bruce “B” units, plus the subsequent uprate of the units, requires CNSC regulatory approval. BPLP has commenced the environmental assessment process to support the licensing of the new fuel. ZPI also requires a license amendment to manufacture commercial quantities of the new fuel. Cameco anticipates that the CNSC licensing process by BPLP will commence in 2007. If a license amendment is not obtained by ZPI from the CNSC or BPLP does nor receive CNSC approval, this could lead to the Bruce “B” units being further de-rated. In addition, due to, among other things, inadequate safety margins, the CNSC has the power to limit the output from or order the shutdown of one or more of the Bruce “B” units and to impose additional onerous license conditions on BPLP. (See “Bruce Power LP-The Generating Facilities-New Fuel Program” and “Uranium Fuel Conversion Services-Operations- Ziractec-Fuel Fabrication.”)
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Nuclear Waste Management and Decommissioning
BPLP is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject BPLP to the revocation of its operating licenses for its nuclear generation facilities, the imposition of additional conditions under such licenses, and fines and other penalties. Any release of radioactive material beyond prescribed limits from property leased or occupied by BPLP could lead to governmental orders requiring investigation, control and/or remediation of such release and could also lead to claims from third parties for harm caused by such release. BPLP incurs substantial costs for nuclear waste management and changes in federal regulation could result in additional costs that could have a material adverse affect on BPLP.
The wet bays at Bruce “B” have limited capacity to store used nuclear fuel. As required by contract with BPLP, OPG has commenced the collection of used fuel bundles stored in the wet bays for transport to and storage at OPG’s dry storage facility at the Bruce site. OPG has title to all used nuclear fuel bundles in the wet bays. Failure of OPG to continue to provide collection services of adequate quality or in a timely manner or problems associated with the in station modifications to the Bruce “B” wet bays to support the loading of used nuclear fuel bundles into dry storage containers, could have a material adverse affect on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.

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     Restructuring of Ontario’s Electricity Industry
The government of Ontario has the overall power to regulate Ontario’s electricity industry. Ontario’s electricity market opened to competition on May 1, 2002 with the introduction of competition in both the wholesale and retail markets in Ontario. The Ontario government subsequently announced regulatory changes as described under “Ontario’s Electricity Regulation – Ontario Electricity Sector Restructuring”. It is possible that further changes in the structure of the electricity market may occur based on the experience of the regulatory authorities and market participants in the new market environment. Such changes could be accomplished either through fundamental changes made by the government of Ontario to the structure of the Ontario electricity market, or through changes made to the market rules by the regulators.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Spot Market Electricity Prices
A significant portion of BPLP’s revenue is tied, either directly or indirectly, to the spot market price for electricity in Ontario. The spot market price for electricity will vary depending on, amongst other variables, the availability of generation and transmission systems; economic growth; economic slowdown; seasonal and weather-based variations in electricity demand; the plans and activities of other market participants; the evolution of newly deregulated electricity markets; regulatory decisions in Ontario and neighbouring jurisdictions (including deregulation); the exchange rate for the Canadian dollar; wholesale market trading rules; mechanisms for maintaining adequate generation reserves; and the overall level of competition.
Although BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks, there can be no assurance that these activities will be successful. Electricity prices have proven to be volatile.
     Reliance Upon Single Contractors
BPLP is dependent upon OPG for certain nuclear support services, Cameco for U3O8 supply and UO2 conversion services, and ZPI for fuel manufacturing services. Reliance by BPLP on a single contractor for each of these services is a supply security risk. Failure of any of these suppliers to provide services of adequate quality or in a timely manner, or, in the case of OPG, to agree to extend the term of short-term material service agreements, could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Dependence on Upon Single Customer
During 2005, electricity revenues from one customer of BPLP represented approximately 11% of BPLP’s total revenues. The loss of this customer or curtailment of purchases by this customer, could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Competition
The spot market price for electricity in the Ontario market has been volatile. Since Market Opening and the subsequent regulation of the retail electricity market, wholesale prices have been volatile. It is not clear what impact the changes brought about by the Electricity Restructuring Act, including the implementation of a hybrid electricity market model, will have on wholesale electricity prices. Cameco believes BPLP’s ability to compete depends upon many factors within and without its control. There can be no assurance that BPLP will be able to compete successfully or that competitive pressure will not have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Reliance Upon Transmission Systems
BPLP’s ability to sell electricity depends on the capacity and reliability of the Ontario electricity transmission system operated by Hydro One under the direction of the IESO and regulated by the OEB and the other North American electricity transmission systems that are connected to the Ontario electricity transmission system. Accordingly, the success of BPLP’s business is dependent upon the functioning of interconnected electrical transmission systems in North

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America, Hydro One’s operating performance and financial stability, as well as the provincial regulation of Ontario’s electricity transmission system. The lack of adequate and reliable electricity transmission capacity could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Effects of Weather
By the nature of its business, BPLP’s earnings are sensitive to weather variations from time to time. Variations in winter weather affect the demand for electrical heating requirements. Variations in summer weather affect the demand for electrical cooling requirements.
     Credit Risk
Credit risk is the risk of non-performance by contractual counterparties with respect to payment for services provided. A significant portion of BPLP’s revenues are derived from sales through the IESO-administered spot market. Participants in the IESO spot market must meet IESO-mandated standards for creditworthiness with the result that BPLP’s risk for these sales should be effectively managed. To the extent that the credit support provided by purchasers of power to the IESO is inadequate, all market participants, including BPLP, could be responsible for any shortfall in proportion to their market activity.
A significant portion of BPLP’s revenues are derived from the sale of electricity under medium-term and long-term power purchase and electricity price heading agreements. The purchasers and BPLP under such agreements must meet certain standards for creditworthiness and, in certain circumstances, must supply financial assurances as security for non-performance. The requirement of purchasers to provide financial assurances should result in BPLP’s credit risk for these sales being effectively managed. To the extent that financial assurances provided by such purchasers are inadequate, BPLP is subject to credit risk, the occurrence of which could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results. BPLP is likewise obligated, in certain circumstances, to provide financial assurances to such purchasers. Depending on the circumstances, this may burden the credit capacity of BPLP and Cameco. Cameco has committed to provide a certain amount of financial assurances to BPLP.
Risks Relating to Centerra
     Centerra’s business is sensitive to the volatility of gold prices
Centerra’s revenue is largely dependent on the world market price of gold. The gold price is subject to volatile price movements over time and is affected by numerous factors beyond Centerra’s control. These factors include global supply and demand; central bank lending, sales and purchases; expectations for the future rate of inflation; the level of interest rates; the strength of, and confidence in, the United States dollar; market speculative activities; and global or regional political and economic events, including the performance of India’s and the rest of Asia’s economies.
Fluctuation in gold prices is illustrated by the following table which sets forth for the periods indicated the average closing gold prices in United States dollars per ounce.
Average London PM Fix
(US$)

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005
US$ Average	388	331	294	279	279	271	310	363	409	444
On March 1, 2006 the closing price of gold on the London market (PM Fix) was $ 564 (US) per ounce.
If the market price of gold falls and remains below variable production costs of any of Centerra’s mining operations for a sustained period, losses may be sustained and, under certain circumstances, there may be a curtailment or suspension of some or all of Centerra’s mining and exploration activities. Centerra would also have to assess the economic impact of any sustained lower gold prices on recoverability and, therefore, the cut off grade and level of Centerra’s gold reserves and resources. These factors could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.

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     Centerra’s reserves may not be replaced
The Kumtor and Boroo mines are currently Centerra’s only sources of gold production. Based on 2005 year-end reserve estimates and current mining plans, the Kumtor mine is expected to be depleted by 2013 and the Boroo mine is expected to be depleted by 2011.
     Centerra may experience further ground movements at the Kumtor mine
On July 8, 2002, a highwall ground movement at the Kumtor mine resulted in the death of one of Centerra’s employees and the temporary suspension of mining operations. The movement led to a considerable shortfall in 2002 gold production because the high-grade Stockwork Zone was rendered temporarily inaccessible. Consequently, Centerra lower grade ore was milled and achieved lower recovery rates. In February 2004, there was also movement detected in the southeast wall of the open pit and a crack was discovered at the crest of the wall. In February 2006, there was further movement detected in the southeast wall of the open pit. See “Kumtor Mine-Highwall Ground Movement” and “Kumtor Mine – Southeast Wall Movement” for additional details describing these events and the actions taken in response. There can be no guarantee against further ground movements. A ground movement could result in a significant interruption of operations. Centerra may also experience a loss of reserves if it is necessary to redesign the open pit as a result of a ground movement. The consequences of a ground movement will depend upon the magnitude, location and timing of any such movement. If mining operations are interrupted or Centerra experiences a loss of reserves, this could have a material adverse impact on Cameco.
     Centerra’s properties are located in remote locations and require a long lead-time for equipment and supplies
Centerra operates in remote locations and depends on an uninterrupted flow of materials, supplies and services to those locations. In addition, Centerra uses expensive, large equipment that requires a long time to procure, build and install. Any interruptions to the procurement of equipment, or the flow of materials, supplies and services to Centerra’s properties could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results. Access to the Kumtor mine has been restricted on several occasions by illegal roadblocks. See “Kumtor Mine — Environmental, Health and Safety Matters”.
     Centerra’s operations in the Kyrgyz Republic and Mongolia are located in areas of seismic activity
The areas surrounding both the Kumtor mine and the Boroo operations are seismically active. While the risks of seismic activity were taken into account when determining the design criteria for Centerra’s Kumtor and Boroo operations, there can be no assurance that Centerra’s operations will not be materially adversely affected by this kind of activity.
Illegal mining has occurred on Centerra’s Mongolian properties, is difficult to control, may disrupt Centerra’s operations and may expose Centerra to liability.
Illegal mining is widespread in Mongolia. Illegal miners may trespass on Centerra’s properties and engage in very dangerous practices, including climbing inside caves and old exploration shafts without any harnessing or safety devices. The presence of illegal miners could also lead to project delays and disputes regarding the development or operation of commercial gold deposits. The illegal activities of these miners could cause environmental damage (including environmental damage from the use of mercury by these miners) or other damage to Centerra’s properties or further personal injury or death, for which Centerra could potentially be held responsible.
     Changes in, or more aggressive enforcement of, laws and regulations could adversely impact Centerra’s business
Mining operations and exploration activities are subject to extensive laws and regulations. These relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response and other matters.

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Compliance with these laws and regulations increases the costs of exploring, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs, delays and other effects associated with these laws and regulations may impact Centerra’s decision as to whether to continue to operate existing mines, ore refining and other facilities or whether to proceed with exploration or development of properties. Since legal requirements change frequently, are subject to interpretation and may be enforced to varying degrees in practice, Centerra is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, changes in governments, regulations and policies and practices could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
Please see also see the additional disclosure in the Risk Factor section under the heading “Governmental Regulation and Policy Risks”.
     Centerra may experience reduced liquidity and difficulty in obtaining future financing
The further development and exploration of mineral properties in which Centerra holds an interest or which Centerra may acquire may depend upon Centerra’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Centerra will be successful in obtaining required financing as and when needed. Volatile gold markets, a claim against Centerra, a significant event disrupting Centerra’s business or operations, or other factors may make it difficult or impossible for Centerra to obtain debt financing or equity financing on favourable terms or at all. Centerra’s principal operations are located in, and Centerra’s strategic focus is on, Central Asia and the former Soviet Union, developing areas that have experienced past economic and political difficulties and may be perceived as unstable. This may make it more difficult for Centerra to obtain debt financing from project or other lenders. Failure to obtain additional financing on a timely basis may cause Centerra to postpone development plans, forfeit rights in Centerra’s properties or joint ventures or reduce or terminate Centerra’s operations. Reduced liquidity or difficulty in obtaining future financing could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
     As a holding company, Centerra’s ability to make payments depends on the cash flows of its subsidiaries.
Centerra is a holding company that conducts substantially all of operations through subsidiaries, many of which are incorporated outside of North America. Centerra has no direct operations and no significant assets other than the shares of its subsidiaries. Therefore, Centerra is dependent on the cash flows of its subsidiaries to meet its obligations, including payment of principal and interest on any debt it incurs. The ability of Centerra’s subsidiaries to provide it with payments may be constrained by the following factors:
•	the cash flows generated by operations, investment activities and financing activities;
•	the level of taxation, particularly corporate profits and withholding taxes, in the jurisdiction in which they operate;
•	the introduction of exchange controls and repatriation restrictions or the availability of hard currency to be repatriated; and
•	the ownership interests of other investors in Centerra’s subsidiaries.
If Centerra is unable to receive sufficient cash from its subsidiaries, Centerra may be required to refinance its indebtedness, raise funds in a public or private equity or debt offering or sell some or all of its assets. There can be no assurances that an offering of its debt or equity or refinancing of its debt can or will be completed on satisfactory terms or that it would be sufficient to enable it to make payment with respect to its debt.

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Centerra may engage in hedging transactions which may not be successful and which may also limit the price that can be realized for gold that is subject to forward sales contracts
Although Centerra’s gold position is presently not hedged, in certain circumstances Centerra may elect to hedge the price risk for future gold sales by using forward sales contracts to mitigate the price risk on a portion of future gold conditions and use other hedging strategies. These transactions expose Centerra to the risk of default by the counterparties to these contracts. Cameco expects that Centerra would manage this risk of default, or credit risk, by dealing only with financial institutions that meet Centerra’s credit rating standards and by limiting exposures with individual counterparties. There can be no assurance that Centerra’s efforts to limit its exposure to this risk of default will be successful. Such a default could have a material adverse impact on Centerra’s expected contribution to Cameco’s financial results.
DESCRIPTION OF SECURITIES

Description of Share Capital
The authorized share capital of Cameco consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of common shares without nominal or par value, of which, at December 31, 2005, 349,570,048 common shares were outstanding as fully paid and non-assessable shares and one Class B Share of which one is outstanding as a fully paid and non-assessable share. (In addition, as of December 31, 2005 there were 8,723,170 stock options outstanding to acquire common shares of Cameco pursuant to the Company’s stock option plan. As well, at December 31, 2005, Cameco had $230 million of Convertible Debentures outstanding. This issue may be converted into a total of 21.2 million common shares. See “5% Convertible Subordinated Debentures”.) (The foregoing common share and stock option information adjusted for Cameco’s February 17, 2006 two-for-one stock split of its outstanding common shares.) The Articles of Incorporation of Cameco (the “Articles”) contain provisions imposing restraints on the issue, transfer and ownership of voting securities of Cameco. See “Restrictions on Ownership and Voting” below. The following is a summary of the material provisions attaching to these classes of shares.
     Common Shares
Subject to the limitations described below, the holders of common shares are entitled to one vote per common share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by the board of directors of Cameco. The common shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of liquidation, dissolution or winding up of Cameco or any other distribution of the assets of Cameco among its shareholders for the purpose of winding up its affairs. The holders of the common shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under “Description of Share Capital — Restrictions on Ownership and Voting” below, non-residents of Canada who hold common shares have the same rights as shareholders as residents of Canada.
     Class B Shares
The holder of the Class B share (the “Class B Share”), the Province of Saskatchewan, is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to (i) amend Part I of Schedule B of the Articles, (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles, or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan (the “Province”), (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of the Company, except for the chairman of the board, and substantially all of the senior officers (vice presidents) of the Company must be ordinarily resident in the Province, and (C) all annual meetings

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of shareholders of the Company must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from Cameco for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by the Company. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of common shares with respect to the distribution of assets in the event of liquidation, dissolution or winding up of the Company. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.
     First Preferred Shares
The First Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the common shares and the Class B Share with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
     Second Preferred Shares
The Second Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the common shares and the Class B Share with respect to the payment of dividends and the distributions of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
Restrictions on Ownership and Voting
     Limits on the Holdings of Residents and Non-Residents of Canada
The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of voting securities of Cameco so as to prevent both residents and non-residents from owning or controlling more than a specified percentage of voting securities. The constraints affect the common shares of the Company.
Specifically, no resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes than may ordinarily be cast to elect directors of Cameco. Similarly, no non-resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco. Further, the votes attaching to securities of Cameco held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders of Cameco will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting.
     Enforcement
In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.

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The provisions allow Cameco to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.
If Cameco has reason to believe, whether through shareholder declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, it has the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and Cameco has been so advised.
Definitions
The following definitions apply for the purposes of the restrictions described above:
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or an agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:
(A)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents; or

(B)	in which non-residents as defined in any of (i) to (iv) above have more than fifty percent of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above;
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident;
“voting security” means a share or other security of Cameco carrying full voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes:
(i)	a security currently convertible into such a share or other security; and

(ii)	currently exercisable options and rights to acquire such a share or other security or such convertible share or other security;
“person” includes any individual, corporation, government or agency thereof, executor, administrator or other legal representative; a person is an associate of another person if:
(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

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(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting securities of Cameco; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person; provided that:
(A)	if a resident who, but for this paragraph, would be an associate of a non-resident submits to Cameco a statutory declaration stating that no voting securities are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(B)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(C)	if any person appears to Cameco to hold voting securities to which are attached not more than the lesser of four one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Cameco and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting securities;
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of nay body corporate or otherwise; and
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
     Other Restrictions
The ENL Reorganization Act places certain other restrictions on Cameco, including prohibition against applying for continuance in another jurisdiction and a prohibition against Cameco enacting articles of incorporation or bylaws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on Cameco including a prohibition against Cameco creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that Cameco maintain its registered office and its head office operations within the Province of Saskatchewan.
The Saskatchewan Mining Development Corporation Reorganization Act also requires Cameco to maintain its registered office and its head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province of Saskatchewan.
The bylaws of the Company provide that a majority of the members of the Board of Directors of Cameco shall be resident Canadians. The Articles provide that the number of directors will be not less than three and not more than fifteen. The number of directors is presently fixed at thirteen.
5% Convertible Subordinated Debentures
The 5% Convertible Subordinated Debentures (the “Convertible Debentures”) are subordinated unsecured general obligations of the Company and are convertible into common shares of the Company, at the option of the holders. The Convertible Debentures are limited in aggregate principal amount to $230 million and mature on October 1, 2013, unless earlier redeemed by the Company. The Convertible Debentures bear interest at the rate of 5% per annum payable semi-annually on April 1 and October 1 of each year. Interest payments will be payable by cash, or at the option of the Company, by delivery of common shares of the Company to the trustee (the “Trustee”) for the Convertible Debentures, for sale on the open market and delivery of a cash amount equal to the amount payable to the holders of the Convertible Debentures.

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A holder of a Convertible Debenture is entitled to convert the Convertible Debenture into common shares at any time on or prior to maturity. The conversion rate is approximately 92.3 shares per $1,000 principal amount of Convertible Debentures, which translates to a conversion price of approximately $10.83 ($21.67 prior to the two-for one stock split on February 17, 2006) per Common Share, which is subject to adjustment in certain events.
The Convertible Debentures will not be redeemable prior to October 1, 2008, except as described below. On or after October 1, 2008, the Convertible Debentures will be redeemable in whole or in part, at a redemption price equal to par (the “Redemption Price”) plus accrued and unpaid interest. In addition, the Convertible Debentures are redeemable, in whole but not in part, at the option of the Company for cash at a redemption price equal to par plus accrued and unpaid interest thereon, in the event that the Company has become or would become obligated to pay any additional amounts in compensation for any withholding or deduction for or on account of any Canadian taxes related to payments made under or in respect of the Convertible Debentures on behalf of holders as a result of any change in Canadian tax laws.
The Company has the right to purchase for cancellation Debentures in the market, by tender or by private contract.
The Company shall have the right to elect to issue and deliver common shares of the Company to the Trustee to raise funds in order to satisfy its obligations to pay interest on the Convertible Debentures, subject to receiving any necessary regulatory approvals to issue the common shares.
The Company may, at its option, subject to applicable regulatory approval, elect to satisfy the Redemption Price of the Convertible Debentures which are to be redeemed or the principal amount of the Convertible Debentures which have matured, as the case may be, by issuing common shares of the Company to the holders of the Convertible Debentures in lieu of or in exchange for payment of the Redemption Price in money. Any accrued and unpaid interest thereon will be paid in cash.
Upon the occurrence of certain change of control events related to the Company, the Company is required to make an offer to all holders to purchase all outstanding Convertible Debentures properly tendered pursuant to such offer for a cash price equal to 100% of the principal amount of the Convertible Debentures plus accrued and unpaid interest thereon.
Ratings of Securities
In addition to having issued common shares and the Convertible Debentures, Cameco has one series of senior unsecured debentures outstanding and is a frequent issuer of commercial paper. Cameco’s senior unsecured debentures (“Senior Unsecured Debentures”) consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015. On January 17, 2006, Cameco completed the redemption of the $50 million 7% senior unsecured debentures and $100 million 6.9% senior unsecured debentures for a total redemption price of $152 million plus accrued and unpaid interest. No commercial paper was outstanding at March 1, 2006.
As summarized in the following table, Dominion Bond Rating Service Limited (“DBRS”) and Standard & Poor’s Rating Service (“S&P”) have provided ratings of the Company’s commercial paper, Senior Unsecured Debentures, and Convertible Debentures as set out below:

Security	DBRS(1)	S&P(2)
Commercial Paper	R-1 (low)	A-2

Senior Unsecured Debentures	A (low)	BBB+

Convertible Debentures	BBB (high)	Not Rated

(1)	Published as of May 20, 2005

(2)	Published as of August 31, 2005
The credit ratings provided by DBRS and S&P (“Rating Agencies”) are not recommendations to buy, hold or sell the securities, as such rating do not comment on the market price or suitability for an individual investor. There is no

93	2005 Cameco Annual Information Form

assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant. Cameco provides the Rating Agencies with confidential, in-depth information in support of the rating process.
The rating ranges, definitions of the rating categories and the relative rankings assigned within the respective rating classification systems are as follows:
     Commercial Paper
Commercial paper rating scales are meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. DBRS rates commercial paper by rating categories ranging from a high of R-1 to a low of R-3. The rating of R-1 (low) from DBRS is at the lower end of the R-1 category. An R-1 (low) rating is characterized as having ‘satisfactory credit quality’ and is the third highest of nine available credit ratings. S&P rates commercial paper by rating categories ranging from a high of A-1 to a low of C. The rating of A-2 from S&P is characterized as having “satisfactory capacity to meet its financial commitments on the obligation” and is the second highest of five available credit ratings.
     Senior Unsecured Debentures
Long-term debt rating scales are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS rates senior unsecured debt by rating categories ranging from a high of AAA to a low of C. The rating of A (low) from DBRS is at the lower end of the A category. The A category is characterized as having ‘satisfactory credit quality’ and is the third highest of nine available credit ratings. S&P rates senior unsecured debt by rating categories ranging from a high of AAA to a low of C. The rating of BBB+ from S&P is at the higher end of the BBB category. The BBB category is characterized as exhibiting ‘adequate protection parameters” and is the fourth highest of nine available credit ratings.
     Convertible Debentures
Subordinated obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy. DBRS rates the subordinated convertible debentures by rating categories ranging from a high of AAA to a low of C. The rating of BBB+ from DBRS is at the higher end of the BBB category. The BBB category is characterized as having ‘adequate credit quality’ and is the fourth highest of nine available credit ratings.
Dividend Policy
At the time of the Company’s initial public offering in 1991, the board of directors of the Company established a policy of paying quarterly dividends.
In December of 2004, Cameco announced that its board of directors approved a three-for-one stock split of its outstanding common shares, to be effected by way of a stock dividend. All shareholders received two additional shares for each share owned on the record date of December 31, 2004. The board of directors also approved an increase in the annual dividend from $0.60 to $0.72($0.24 post split) beginning in 2005.
In January of 2006, Cameco announced that its board of directors approved a two-for-one stock split of its outstanding shares, to be effected by way of a stock dividend. All shareholders received one additional share for each share owned on the record date of February 17, 2006. The board of directors also approved an increase in the annual dividend from $0.24 to $0.32 ($0.16 post-split) beginning in 2006.
This policy will be reviewed from time to time in light of the Company’s financial position and other factors considered relevant by the board of directors.

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The following table sets forth the cash dividends per common share for each of the most recently completed financial years (adjusted for the December 31, 2004 stock split and not adjusted for the February 17, 2006 stock split).

	2005	2004	2003
Cash dividends declared per common share	$0.24	$0.20	$0.20
2005 CONSOLIDATED FINANCIAL STATEMENTS
The Company’s 2005 Consolidated Financial Statements are incorporated herein by reference. This document has been filed by the Company, and is available, on SEDAR at www.sedar.com.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The Company’s Management’s Discussion and Analysis is incorporated herein by reference. This document has been filed by the Company, and is available, on SEDAR at www.sedar.com.
MARKET FOR SECURITIES
The Company’s common shares are listed and traded on the Toronto Stock Exchange (CCO) and the New York Stock Exchange (CCJ).
Also listed and traded on the Toronto Stock Exchange are the Company’s 5% Convertible Subordinated Debentures due October 1, 2013 (CCO.DB).
The Canadian registrar and transfer agent for the Company’ common shares and 5% Convertible Subordinated Debentures is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The US registrar and transfer agent for the Company’s common shares is Mellon Investor Services LLC through its offices at 29 Jersey City, New Jersey, 07310.
Price Range and Trading Volume of Common Shares
The following table sets forth the range of high and low closing prices and trading volume for the common shares of the Company for the periods indicated on the TSX (not adjusted for the impact of the February 17, 2006 stock split).

	TSX
2005	High	Low	Volume
January	$45.95	$37.93	22,239,481
February	$60.87	$42.72	25,550,996
March	$59.50	$47.70	30,292,532
April	$55.55	$44.65	20,405,817
May	$54.85	$45.90	20,507,414
June	$56.10	$49.97	15,216,450
July	$61.40	$53.75	17,570,059
August	$61.10	$52.90	16,373,066
September	$64.95	$58.50	16,356,346
October	$65.96	$54.67	17,612,458
November	$67.64	$56.50	15,052,090
December	$74.99	$65.86	12,868,406

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Price Range and Trading Volume of 5% Convertible Subordinated Debentures due October 1, 2013
The following table sets forth the range of high and low closing prices and trading volume for the 5% Convertible Subordinated Debentures due October 1, 2013 for the periods indicated on the TSX. The high and low prices are quoted based upon $100 principal or par value amount. The volume is the total number to $100 par value debentures traded during the period.

	TSX
2005	High	Low	Volume
January	$223.00	$192.00	72,890
February	$285.47	$213.26	100,220
March	$279.04	$228.01	53,190
April	$261.50	$215.16	223,450
May	$259.75	$223.50	37,190
June	$264.00	$242.00	35,780
July	$286.00	$255.03	285,840
August	$280.01	$254.00	13,170
September	$305.00	$281.75	10,720
October	$309.58	$258.50	23,500
November	$316.50	$268.98	70,410
December	$349.54	$311.50	8,720

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DIRECTORS AND OFFICERS

Directors
Name, Office held in
Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since (1)

JOHN S. AUSTON (2, 6) West Vancouver, British Columbia, Canada	Geologist; Corporate Director, 2000 to present; prior: President, Director and Chief Executive Officer, Ashton Mining of Canada Inc. 1996-2000.	1999

JOE F. COLVIN (4, 6) Kiawah Island, South Carolina, U.S.A.	Corporate Director and President Emeritus of Nuclear Energy Institute, February 16, 2005 to present; prior: President and Chief Executive Officer, Nuclear Energy Institute 1996 to February 15, 2005.	1999

JOHN H. CLAPPISON (2, 3, 4, 7) Toronto, Ontario	Corporate Director, commencing in 2006; prior: 1990 to December 2005, managing partner of the Toronto office of PricewaterhouseCoopers LLP.	2006

HARRY D. COOK (2, 4, 6) La Ronge, Saskatchewan, Canada	Corporate Director, March 31, 2005 to present; prior: Chief, Lac La Ronge Indian Band from 1987 until March 31, 2005.	1992

JAMES R. CURTISS (4, 5) Brookeville, Maryland, U.S.A.	Lawyer, Partner, Winston & Strawn, 1993 to present; prior: Commissioner US Nuclear Regulatory Commission 1988-1993.	1994

GEORGE S. DEMBROSKI (5, 6) Toronto, Ontario, Canada	Corporate Director, 1998 to present; prior: Vice-Chairman and Director, RBC Dominion Securities Limited (investment dealer) 1981-1998.	1996

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President 2000-2002; Executive Vice-President 1997-2000.	2000

NANCY E. HOPKINS (3, 6) Saskatoon, Saskatchewan, Canada	Lawyer, Partner, McDougall Gauley, 1984 to present. Effective January 2001 Gauley & Company merged with McDougall Ready to form McDougall Gauley.	1992

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Directors
Name, Office held in
Corporation and Municipality of Residence	Principal Occupation or Employment	Director Since (1)

OYVIND HUSHOVD (2, 3, 5) Kristiansand S, Norway	Corporate Director, June 1, 2005 to present; prior: Chairman and Chief Executive Officer of Gabriel Resources Ltd., May 2003 to May 31, 2005; and President and Chief Executive Officer of Falconbridge Ltd. 1996 to 2002.	2003

J.W. GEORGE IVANY (3, 5, 6) Kelowna, British Columbia, Canada	Corporate Director, 1999 to present; prior: President and Vice-Chancellor, University of Saskatchewan 1989-1999.	1999

A. NEIL McMILLAN (2, 3, 4) Saskatoon, Saskatchewan, Canada	President and Chief Executive Officer, Claude Resources Inc. March 1, 2004 to present; prior: 1996 to March 1, 2004 President of Claude Resources Inc.	2001

ROBERT W. PETERSON (3, 4, 5) Regina, Saskatchewan, Canada	Member of the Senate of Canada 2005 to present and President and Chief Operating Officer Denro Holdings Ltd. 1994 to present.	1994

VICTOR J. ZALESCHUK (2, 5, 6, 7) Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1, 1997 to June 1, 2001.	2001

(1)	Each director will hold office until the next annual meeting unless such director’s office is earlier vacated in accordance with the corporate law requirements applicable to the Company from time to time.

(2)	Member of the reserves oversight committee.

(3)	Member of the audit committee.

(4)	Member of the safety, health and environment committee.

(5)	Member of the human resources and compensation committee.

(6)	Member of the nominating, corporate governance and risk committee.

(7)	Mr. Clappison was appointed audit committee financial expert to replace Mr. Zaleschuk on February 23, 2006.

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Officers
Name, Office held in	Principal Occupation or Employment
Corporation and Municipality of Residence	for Past Five Years

VICTOR J. ZALESCHUK Chair Calgary, Alberta, Canada	Corporate Director, November 2001 to present; prior: President and Chief Executive Officer, Nexen Inc. (formerly Canadian Occidental Petroleum Ltd.) from June 1997 to June 2001.

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position 2003; prior: President, 2000-2002; Executive Vice-President 1997-2000.

TERRY V. ROGERS Senior Vice-President and Chief Operating Officer Saskatoon, Saskatchewan, Canada	Assumed current position February 2003; prior: President Kumtor Operating Company, Kyrgyz Republic 1999 — 2003.

GEORGE B. ASSIE Senior Vice-President, Marketing and Business Development Saskatoon, Saskatchewan, Canada	Assumed current position January 2003; prior: President Cameco Inc., Eden Prairie, Minnesota 1999 - 2002.

O. KIM GOHEEN Senior Vice-President and Chief Financial Officer Saskatoon, Saskatchewan, Canada	Assumed current position August 2004; prior Vice-President & Treasurer May 1999 to August 2004.

RITA M. MIRWALD Senior Vice-President, Corporate Services Saskatoon, Saskatchewan, Canada	Assumed current position April 1997.

GARY M.S. CHAD Senior Vice-President, Governance, Legal and Regulatory Affairs, and Corporate Secretary Saskatoon, Saskatchewan, Canada	Assumed current position January 2000; prior: Senior General Counsel and Secretary 1990-1999.
To the knowledge of the Company, the number of common shares of Cameco which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at January 31, 2006, was 392,242, representing 0.1% of the outstanding common shares of Cameco.
To the knowledge of the Company, the number of common shares of Centerra which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at January 31, 2006, was 22,340, representing 0.03% of the outstanding common shares of Centerra.

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AUDIT COMMITTEE
     Audit Committee Charter
A copy of the audit committee charter is attached as Appendix “A” and is also available on the Company’s website www.cameco.com under “Governance”.
     Composition of the Audit Committee
The members of the audit committee are Nancy Hopkins (chair), Oyvind Hushovd, George Ivany, Neil McMillan, Robert Peterson and John Clappison. Mr. Clappison replaced Mr. Zaleschuk as a member of the committee on February 23, 2006. Each member of the committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators.
     Relevant Education and Experience
John Clappison, a corporate director, is the former managing partner of the Toronto office of PricewaterhouseCoopers LLP. He currently serves on the board of Sun Life Financial Inc. (an international financial services organization) and other private and not-for-profit organizations. Mr. Clappison is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario. Mr. Clappison was also appointed as the audit committee financial expert to replace Mr. Zaleschuk on February 23, 2006.
Nancy Hopkins is a partner with the law firm of McDougall Gauley, LLP in Saskatoon where she concentrates her practice on corporate and commercial law and taxation. She currently serves on a number of boards. She formerly served on the board of the Canadian Institute of Chartered Accountants. Ms. Hopkins has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan. Ms. Hopkins chairs the Audit Committee.
Oyvind Hushovd, a corporate director, is the former Chair and Chief Executive Officer of Gabriel Resources Ltd., a Canadian-based precious metals exploration and development company, retiring in 2005. Prior to that he was the President and Chief Executive Officer of Falconbridge Limited from 1996 to 2002. He currently serves on a number of boards of publicly traded companies. Mr. Hushovd received a Master of Economics and Business Administration from the Norwegian School of Business and a Master of Law from the University of Oslo.
George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.
Neil McMillan is the President and Chief Executive Officer of Claude Resources Inc., a gold mining and oil and gas producing company based in Saskatoon, Saskatchewan. He currently serves on the boards of two publicly traded companies and previously sat on the board of Atomic Energy Canada Ltd. Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.
Robert Peterson, Senator, is a member of the Senate of Canada, having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.

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     Fees Paid to External Auditors
Fees paid to the external auditors during the years ended December 31, 2004 and 2005 were as follows:

	2005	2004
Audit fees:
Cameco — audit	$389,000	$386,000
Cameco — securities	100,000	—
Centerra — audit	574,800	400,500
Centerra — securities	—	275,000

	$1,063,800	$1,061,500

Audit — related fees:
Bruce Power Reorganization	$70,000	—
SOX 404 Scoping Project	35,000	$75,000
Translation services	10,000	9,000
Accounting disclosure	—	14,000
Pensions and other	7,500	10,700

	$122,500	$108,700

Tax:
Compliance	$160,400	$83,800
Planning and advice	36,400	55,400

	$196,800	$139,200

All other fees:
	—	—

Total	$1,383,100	$1,309,400

     External Audit Pre-Approval Practices
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. Unless a type of service is to be provided by the external auditors receives general pre-approval, it requires specific pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, a member of the audit committee as designated by the audit committee. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.
MATERIAL CONTRACTS
The only contracts entered into by the Company since January 1, 2002 which are material and not entered into in the ordinary course of business are the following:
(a) On September 11, 2003, Cameco entered into an underwriting agreement with RBC Dominion Securities Inc., Scotia Capital Inc., CIBC World Markets and HSBC Securities (Canada) Inc. in connection with the issuance on October 1, 2003 of $230 million principal amount of 5% Convertible Debentures due in 2013. For more details on the Convertible Debentures, see “Description of Securities-5% Convertible Subordinated Debentures.”
(b) On September 25, 2003, Cameco entered into a Trust Indenture with CIBC Mellon Trust Company in connection with the issuance on October 1, 2003 of $230 million principal amount of 5% Convertible Debentures due in 2013. This

101	2005 Cameco Annual Information Form

Trust Indenture sets out the terms and conditions pertaining to the Convertible Debentures. For more details on the Convertible Debentures, see “Description of Securities-5% Convertible Subordinated Debentures.”
(c) On September 1, 2005, Cameco entered into an underwriting agreement with RBC Dominion Securities Inc. and Scotia Capital Inc. in connection with the issuance on September 15, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see “Description of Securities-Rating of Securities.”
(d) On September 16, 2005, Cameco entered into the Third Supplemental Indenture with CIBC Mellon Trust Company in connection with the issuance on September 15, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. This Third Supplemental Indenture, together with the July 12, 1999 original indenture, sets out the terms and conditions pertaining to the $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see “Description of Securities-Rating of Securities.”
(e) On December 2, 2005, Cameco entered into an agreement to acquire a 100% interest in ZPI, a Canadian manufacturer of nuclear fuel bundles. The purchase was completed on February 1, 2006 at a purchase price of $108 million. For more details on this purchase, see “Uranium Fuel Conversion Services-Operations.”
INTEREST OF EXPERTS
Name of Experts
The Company’s auditor is KPMG LLP, independent chartered accountants, who have audited the Company’s 2005 Consolidated Financial Statements, which are incorporated herein by reference.
The qualified persons, as defined by National Instrument 43-101, who have prepared or supervised the Company’s uranium reserve and resources estimates as at December 31, 2005 are named at “Uranium Concentrates Business – Reserves and Resources”. All of the qualified persons are employees or former employees of Cameco/or its subsidiaries.
The qualified person, as defined by National Instrument 43-101, who has prepared or supervised the Company’s gold reserve and resources estimates as at December 31, 2005 is named at “Centerra Gold Inc. – Reserves and Resources”. This qualified person is an employee of Centerra, a subsidiary of Cameco.
Interest of Experts
To the knowledge of the Company, the persons or company named or referred above under “Name of Experts” beneficially owns, directly or indirectly, less than 1% or more of any class of the Company’s outstanding securities.
ADDITIONAL INFORMATION
Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company’s name at www.sedar.com. Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cameco securities, if any, and securities authorized for issuance under equity compensation plans can be found in Cameco’s April 13, 2005 Management Proxy Circular for its May 2005 annual meeting of shareholders and will found in Cameco’s Management Proxy Circular for its May 2006 annual and special meeting of shareholders that is expected to be available in April 2006. Such additional financial information is provided in the Company’s consolidated financial statements for the fiscal year-ended December 31, 2005 and the Company’s management’s discussion and analysis relating to the same, which are incorporated herein by reference.

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Appendix “A”
AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
PURPOSE
The primary purpose of the audit committee (committee) is to assist the board of directors (board) in fulfilling its oversight responsibilities for (a) the accounting and financial reporting processes, (b) the internal controls, (c) the external auditors, including performance, qualifications, independence, and their audit of the corporation’s financial statements, (d) the performance of the corporation’s internal audit function, (e) risk management of financial risks as delegated by the board, and (f) the corporation’s process for monitoring compliance with laws and regulations (other than environmental and safety laws) and its code of ethics. The committee shall also prepare such reports as required to be prepared by it by applicable securities laws.
In addition, the committee provides an avenue for communication between each of the internal auditor, the external auditors, management, and the board. The committee shall have a clear understanding with the external auditors that they must maintain an open and transparent relationship with the committee and that the ultimate accountability of the external auditors is to the board and the committee, as representatives of the shareholders. The committee, in its capacity as a committee of the board, subject to the requirements of applicable law, is directly responsible for the appointment, compensation, retention, and oversight of the external auditors.
The committee has the authority to communicate directly with the external auditors and internal auditor.
The committee shall make regular reports to the board concerning its activities and in particular shall review with the board any issues that arise with respect to the quality or integrity of the corporation’s financial statements, the performance and independence of the external auditors, the performance of the corporation’s internal audit function, or the corporation’s process for monitoring compliance with laws and regulations other than environmental and safety laws.
COMPOSITION
The board shall appoint annually, from among its members, a committee and its chair. The committee shall consist of at least three and not more than six members and shall not include any director employed by the corporation.
Each committee member will be independent pursuant to the standards for independence adopted by the board.
Each committee member shall be financially literate with at least one member having accounting or related financial expertise, using the terms defined as follows:
“Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably be expected to be raised by the corporation’s financial statements; and
“Accounting or related financial expertise” means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
In addition, where possible, at least one member of the committee shall qualify as a “audit committee financial expert” within the meaning of applicable securities law.

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Members of the committee may not serve on the audit committees of more than two additional public companies without the approval of the board.
MEETINGS
The committee will meet at least four times annually and as many additional times as the committee deems necessary to carry out its duties effectively. The committee will meet separately in private with the external auditors, the internal auditor and management at each regularly scheduled meeting.
A majority of the members of the committee shall constitute a quorum. No business may be transacted by the committee except at a meeting of its members at which a quorum of the committee is present.
The committee may invite such officers, directors and employees of the corporation as it may see fit from time to time to attend at meetings of the committee and assist thereat in the discussion and consideration of any matter.
A meeting of the committee may be convened by the chair of the committee, a member of the committee, the external auditors, the internal auditor, the chief executive officer or the chief financial officer. The secretary, who shall be appointed by the committee, shall, upon direction of any of the foregoing, arrange a meeting of the committee. The committee shall report to the board in a timely manner with respect to each of its meetings.
DUTIES AND RESPONSIBILITIES
To carry out its oversight responsibilities, the committee shall:
Financial Reporting Process
1.	Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.
2.	Consider any matter required to be communicated to the committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the corporation; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.
3.	Require the external auditors to present and discuss with the committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.
4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements, (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law, (c) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement, and (d) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the corporation.

104	2005 Cameco Annual Information Form

5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors (a) any off-balance sheet financing mechanisms being used by the corporation and their effect on the corporation’s financial statements and (b) the effect of regulatory and accounting initiatives on the corporation’s financial statements, including the potential impact of proposed initiatives.

7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.

9.	Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.	Review and discuss with management and the external auditors the audited annual financial statements and related management discussion and analysis, make recommendations to the board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that the reconciliation of the audited financial statements to U.S. GAAP complies with the requirements of U.S. securities laws.

11.	Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management discussion and analysis and make recommendations to the board with respect to the approval thereof, before being released to the public.

12.	Obtain confirmation from the chief executive officer and the chief financial officer (and considering the external auditors’ comments, if any, thereon) to their knowledge:
(a)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings; and

(b)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.
13.	Review earnings press releases, before being released to the public. Discuss the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro-forma” or “adjusted” Non-GAAP, information).

14.	Review any news release, before being released to the public, containing earnings guidance or financial information based upon the corporation’s financial statements prior to the release of such statements.

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15.	Review the appointment of the chief financial officer and have the chief financial officer report to the committee on the qualifications of new key financial executives involved in the financial reporting process.
16.	Consult with the human resources and compensation committee on the succession plan for the chief financial officer and controller. Review the succession plans in respect of the chief financial officer and controller.
Internal Controls
1.	Receive from management a statement of the corporation’s system of internal controls over accounting and financial reporting.
2.	Consider and review with management, the internal auditor and the external auditors, the adequacy and effectiveness of internal controls over accounting and financial reporting within the corporation and any proposed significant changes in them.
3.	Consider and discuss the scope of the internal auditors and external auditors review of the corporation’s internal controls, and obtain reports on significant findings and recommendations, together with management responses.
4.	Discuss, as appropriate, with management, the external auditors and the internal auditor, any major issues as to the adequacy of the corporation’s internal controls and any special audit steps in light of material internal control deficiencies.
5.	Review annually the disclosure controls and procedures, including (a) the certification timetable and related process and (b) the procedures that are in place for the review of corporation’s disclosure of financial information extracted from corporation’s financial statements and the adequacy of such procedures. Confirm with the chief executive officer and the chief financial officer the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies in internal controls or any fraud related to management or persons who have a significant role in internal controls.
6.	Review the disclosure (when such disclosure is required by applicable law) relating to the internal controls report containing a responsibility statement and management’s assessment of the corporation’s internal controls and procedures for financial reporting and related external auditors’ attestation.
7.	Receive a report, at least annually, from the reserves oversight committee of the board on the corporation’s mineral reserves.
External Auditors
(i) External Auditors’ Qualifications and Selection
1.	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the external auditors, who must be registered with agencies mandated by applicable law. The committee shall be entitled to adequate funding from the corporation for the purpose of compensating the external auditors for completing an audit and audit report.
2.	Instruct the external auditors that:
(a)	they are ultimately accountable to the board and the committee, as representatives of shareholders; and

(b)	they must report directly to the committee.
3.	Ensure that the external auditors have direct and open communication with the committee and that the external auditors meet regularly with the committee without the presence of management to discuss any matters that the committee or the external auditors believe should be discussed privately.

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4.	Evaluate the external auditors’ qualifications, performance, and independence. As part of that evaluation:
(a)	at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external auditors and the corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law; and

(b)	annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

(c)	annually review and evaluate senior members of the external audit team, including their expertise and qualifications. In making this evaluation, the audit committee should consider the opinions of management and the internal auditor.
Conclusions on the independence of the external auditors should be reported to the board.
5.	Review and approve of the corporation’s policies for the corporation’s hiring of employees and former employees of the external auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.
(ii) Other Matters
6.	Meet with the external auditors to review and approve the annual audit plan of the corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors shall report to the committee all significant changes to the approved audit plan.
7.	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.
8.	Review and pre-approve all audit and non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to pre-approve any audit or non-audit service engagement fees and terms. At the next committee meeting, the chair shall report to the committee any such pre-approval given. Establish and adopt procedures for such matters.

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Internal Auditor
1.	Review and approve the appointment or removal of the internal auditor.
2.	Review and discuss with the external auditors, management, and internal auditor the responsibilities, budget and staffing of the corporation’s internal audit function.
3.	Review and approve the mandate for the internal auditor and the scope of annual work planned by the internal auditor, to receive summary reports of internal audit findings, management’s response thereto, and reports on any subsequent follow-up to any identified weakness.
4.	Ensure that the internal auditor has direct and open communication with the committee and that the internal auditor meets regularly with the committee without the presence of management to discuss any matters that the committee or the internal auditor believe should be discussed privately, such as problems or difficulties which were encountered in the course of internal audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management.
5.	Review and discuss with the internal auditor and management the internal auditor’s ongoing assessments of the corporation’s business processes and system of internal controls.
6.	Review the effectiveness of the internal audit function, including staffing, organizational structure and qualifications of the internal auditor and staff.
Compliance
1.	Monitor compliance by the corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.
2.	The receipt of regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the safety, health and environmental committee of the board. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.
3.	Establish and oversee the procedures in the code of ethics policy to address:
(a)	the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal accounting or auditing matters; and

(b)	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters.
Receive periodically a summary report from the senior vice-president law, regulatory affairs and corporate secretary on such matters as required by the code of ethics policy.
4.	Monitor compliance with the code of ethics policy and the policy on compliance with laws on foreign political contributions and payments to foreign officials by, among other things, obtaining an annual report summarising statements of compliance by employees pursuant to such policies. Review the findings of any investigations of non-compliance with such policies.

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5.	Review all proposed related party transactions and situations involving a director’s, senior officer’s or an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to review all such transactions and situations. At the next committee meeting, the chair shall report to the results of such review. Ensure that political and charitable donations conform with policies and budgets approved by the board.
6.	Monitor management of hedging, insurance, debt and credit, make recommendations to the board respecting policies for management of such risks, and review the corporation’s compliance therewith.
7.	Approve the expenses submitted for reimbursement by the chief executive officer.
ORGANIZATIONAL MATTERS
1.	The procedures governing the committee shall, except as otherwise provided for herein, be those applicable to the board as set forth in Part 7 of the General Bylaws of the corporation.
2.	The members and the chair of the committee shall be entitled to receive remuneration for acting in such capacity as the board may from time to time determine.
3.	The committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:
(a)	to select, retain, terminate, set and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate; and

(b)	to obtain appropriate funding to pay, or approve the payment of, such approved fees;
without seeking approval of the board or management.
4.	Any member of the committee may be removed or replaced at any time by the board and shall cease to be a member of the committee upon ceasing to be a director. The board may fill vacancies on the committee by appointment from among its members. If and whenever a vacancy shall exist on the committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the foregoing, each member of the committee shall remain as such until the next annual meeting of shareholders after that member’s election.
5.	The committee shall annually review and assess the adequacy of its mandate and recommend any proposed changes to the nominating, corporate governance and risk committee for recommendation to the board for approval.
6.	The committee shall participate in an annual performance evaluation by the nominating, corporate governance and risk committee, the results of which will be reviewed by the board.
7.	The committee shall perform any other activities consistent with this mandate, the corporation’s governing laws and the regulations of stock exchanges, as the committee or the board deems necessary or appropriate.

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